7/9

04035374

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME William Hill

*CURRENT ADDRESS

PROCESSED
JUL 12 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34679 FISCAL YEAR 12-30-03

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw
DAT : 7/13/04

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Final Results

RNS Number:1220W
William Hill PLC
04 March 2004

Thursday, 4 March 2004

WILLIAM HILL PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS

William Hill (the 'Group') today announces its results for the 52 weeks ended 30 December 2003.

Highlights include the following:

*Turnover up 77% to £5,945.8m (2002 - £3,365.3m) and gross win up 24% to £654.3m (2002 - £527.7m)

*Excellent rates of growth in gross win and operating profit in all three channels - retail, telephone and interactive

*Profit on ordinary activities before finance charges and tax up 43% to £201.7m (2002 - £141.4m before exceptional costs)

*Profit on ordinary activities after tax up 114% to £125.6m (2002 - £58.6m before exceptional costs)

*Basic earnings per share up 78% to 30.0 pence (2002 - 16.9 pence before exceptional costs)

*Interim dividend of 3.5 pence per share and proposed final dividend of 9.0 pence per share (payable 3 June 2004) giving a total dividend up 44% to 12.5 pence per share (2002 - 8.7 pence per share)

*As part of an ongoing review of the options for returning capital to shareholders in the most efficient manner, it is proposed to seek authority from shareholders at the forthcoming Annual General Meeting to repurchase up to 10% of the issued share capital

*Encouraging start to the current trading year with Group gross win up 17% in the eight weeks ended 24 February 2004 over the corresponding period (which did not benefit materially from FOBTs) and double digit growth in all channels

Commenting on these results, Charles Scott, Chairman, said:

" William Hill has continued to deliver significant profit growth in 2003 and is taking steps to return value to shareholders via an increase in dividends and by seeking authority from shareholders for a share buy back."

Enquiries:

David Harding, Chief Executive	(Tel: 0208 918 3910)
Tom Singer, Group Finance Director	(Tel: 0208 918 3910)
James Bradley, Ben Brewerton, Brunswick	(Tel: 0207 404 5959)

There will be a presentation to analysts at 9.00am today at the Lincoln Centre, 18 Lincoln's Inn Fields, London WC2. Alternatively, it will be possible to listen to the presentation by dialling +44 (0) 1452 561 263. The presentation will be recorded and will be available for a period of one week by dialling +44 (0) 1452 550 000 and using the replay access number 1016181 £. The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

CHIEF EXECUTIVE'S REVIEW

Each of our three channels has made strong progress in developing its business over the year and is well placed to meet the regulatory and competitive challenges ahead.

Importantly, the business is now very broadly based, having benefited from channel, product and market diversification in recent years.

This is perhaps best illustrated by the growth in remote channels, which has been achieved without cannibalisation of the high street retail business. In 2000, only 14% of the Group's gross win and less than 11% of Group operating profit derived from these channels. In 2003, 22% of gross win and 30% of operating profit came from the remote telephone and interactive businesses in which William Hill enjoys a very strong market position.

Notwithstanding the success of our telephone and interactive businesses, the most significant event to impact this year's performance was the accelerated rollout of fixed odds betting terminals (FOBTs) into the retail estate. These self service terminals give customers access to a variety of numbers betting products.

The Gaming Board of Great Britain (GBGB) initially challenged the legality of these terminals, claiming that they believed them to be gaming machines. After extensive discussions, the GBGB and the Department of Culture, Media and Sport (DCMS) have determined that, with the signing of a Code of Conduct governing the deployment of these terminals, it is no longer in the public interest to pursue the legal challenge.

We naturally welcome this agreement and believe it paves the way for a constructive working relationship, based extensively on self-regulatory codes of conduct, with the future Gambling Commission.

Retail

Turnover was £4,751.8m (up 93%) due to the roll out of FOBTs, that generate significant turnover albeit at low margin, and growth in the traditional over the counter business.

Gross win from FOBTs and Amusement With Prizes machines (AWPs) was £100.5m, up £59.0m, due to the aggressive roll out of FOBTs from April 2003 and despite the loss of some £8.1m of income from AWPs. Some of the growth in this income will also represent substitution from traditional over the counter business albeit not capable of separate quantification. Notwithstanding this substitution effect, gross win on traditional over the counter business grew by 7.4% to £405.1m, driven by a combination of extended opening hours, product innovation and estate development.

At the end of the year we had 3239 FOBTs deployed across the estate, and 2454 AWPs, giving an average density of 3.6 FOBTs/AWPs per licensed betting office

(LBO). The average number of FOBTs through the year was 2,400 and for AWPs was 2,700, and the average profitability (after all rental and revenue share costs) for FOBTs was £380 per terminal per week.

Horse racing gross win grew in absolute terms for the first time in four years, and the share represented by bets on greyhound racing remained steady at 21% of total gross win. Virtual racing (horseracing and greyhounds) products grew significantly following their introduction in May 2002. Gross win on football business was flat excluding the impact of the World Cup in 2002.

We finished the year with 1,586 LBOs, a net increase of seven units over the year. During the year, we opened 13 new LBOs, resited 28 shops to improved locations and extended a further 14 units. The average shop size of all of these developments was considerably above the estate average, with over 1000 square feet of customer area (estate average c.600 square feet). A further 70 shops benefited from more minor facelift improvements.

Costs incurred by the retail channel increased by £21.6m (10%) compared to the corresponding period driven by a combination of increased activity, such as extended trading and the increase in the number of betting opportunities, and normal inflationary pressure. Of the total increase, £10.3m related to increases in staff costs, of which £4.4m related to the costs associated with extended opening, £3.2m reflected inflation-related pay increases, and £2.5m related to management bonuses. A further £5.7m related to increases in property costs, including £2.2m for the installation of FOBTs. Machine rentals (for FOBTs and AWPs) and the cost of the related communications network increased by £2.5m. The cost of pictures and audio supplied by SIS increased by £1.7m as a consequence of the new agreement reached in May 2002 and the additional horseracing and other products provided during the year.

Work continued throughout the year on defining our requirements for an electronic bet capture and settlement (EPOS) till system and for replacement of text systems that deliver audio-visual information to customers in LBOs. We fully expect to be in a position to award key contracts in support of these programmes during the first half of 2004. Based on our work to date, we expect our technology programme to cost £40m to £50m over the next three years, and to result in operating costs of £3m in 2004.

Telephone

Telephone is our most mature channel, and is also the business that faces most competition, from a combination of increased call centre capacity amongst traditional competitors, but also from new entrants, including betting exchanges, into remote gambling.

Against this background an 11% increase in gross win to £56.5m is a very creditable achievement. Growth in football gross win has been strong with the most significant new product contributing to this increase being "betting in running" on major televised football events.

Horseracing is still the main sport for betting via the telephone, and our continuing dominance of this channel reflects the strength of our brand amongst more sophisticated, higher staking racing clientele.

Tight cost control meant that all of this increase dropped through to the bottom line and the division generated operating profit of £22.2m (up 28%).

Interactive

The interactive channel includes our online sportsbook and arcade, casino and poker sites, and wireless Internet (WAP) and interactive television businesses.

Gross win from these operations grew by 55% to £84.9m. The fixed cost nature of this business meant that a high proportion of the increase fed through to the bottom line and operating profit increased 81% to £37.1m.

In the early part of the year, the sportsbook and arcade business was relatively flat as we shifted our marketing focus from the Far East to selected European markets, and as the first half of 2002 included the World Cup. During the second half of the year, this part of the business generated significant gross win growth as new markets were penetrated and new arcade games proved popular with customers.

The change in market focus has also resulted in a change to the underlying sports products. Football, which was by far the dominant product in the Far East, now represents only 31% of channel gross win, and the increase in UK business has resulted in growth in horse racing, now 36% of channel gross win.

Different overseas markets demonstrate different propensities to bet on other sports which is why 19% of online gross win is from non core sports, significantly more than either telephone or retail. The progressive launch of four arcade products throughout the year helped numbers betting to grow to 7% of channel gross win.

The online casino benefited from the introduction in January 2003 of person to person poker and later in the year dedicated language sites which significantly boosted growth. Despite very significant competition (estimates range from 1400

to over 3000 online gaming sites), the evidence is that customers prefer to conduct their online business with the strongest brand names, so we remain confident of our ability to retain market share.

Mobile Internet and interactive television continue to be small parts of this business. Both are to some extent constrained by the immaturity of the underlying technology, and also by the aspirations of service providers. During 2004, we expect some relaxation in these factors and anticipate that these elements of our interactive offering will grow at a faster rate.

Costs increased by £8.4m (39%) as the businesses promoted its enhanced offering and provided incentives to customers that in turn led to growth in gross win. Marketing and promotional costs increased by £4.4m and the costs of managing and processing client funds increased by £2.6m.

The majority of income was earned from UK domiciled clients, a situation which was exacerbated by the rapid slow down in revenues from Far Eastern markets following the outlawing of internet gambling by Hong Kong and subsequent banning of gambling transactions by many credit card issuers.

Protectionism is also rife in some European markets, notably Holland, Germany and Italy. In the wake of the Gambelli decision in the European Court of Justice, we are strongly lobbying the European Commission to ensure enforcement of unrestricted cross border trading. We have voluntarily stopped taking sportsbook bets from these jurisdictions, just as we do not accept sportsbook bets from US domiciled customers. We remain of the view that we are operating legally in the UK and that the responsibility for complying with other countries' laws rests with the customer.

We will continue to make country specific judgements regarding accepting online business balancing the size of the opportunity against the potential costs associated with defending our position.

Cost of content

The commercial arrangement with the British Horseracing Board (BHB) for the use of data came into force in 2002 and is mirrored in the horseracing levy. Due to uncertainty surrounding the future governance of British horse racing given the ongoing Office of Fair Trading (OFT) review, the government has announced that the levy will continue for at least one more year until September 2006. We do not anticipate any attempt to increase the cost of data during this period.

The betting industry has commercial arrangements in place with all 59 British race tracks for the provision of horse racing pictures in LBOs. 49 of these

tracks have a contract in place until December 2004. The industry is in active individual negotiations with a number of these tracks with a view to agreeing a new arrangement. To date, a number of new contracts have been signed resulting in some two-thirds of the current fixture list being covered until at least the end of 2007. The new contracts place greater emphasis on the provision of betting friendly racing. We are therefore confident of our ability to continue to provide coverage of horse racing without material cost increases.

Our agreement with the football leagues for football betting runs for LBOs until the end of the 2005/6 season, and for remote channels until the end of the 2003/4 season. Any attempt to increase payments to the football leagues beyond normal economics will of course be strongly contested, and we do not anticipate material increases.

The betting industry, via Bookmakers' Afternoon Greyhound Services Limited, has agreements in place for afternoon greyhound meetings (that comprises 95% of bets taken on greyhound racing) through to December 2005. Whilst there remains some pressure for an increase in the voluntary levy for the greyhound industry, we do not anticipate a major increase in our overall costs.

Competition issues

The OFT continues its "root and branch" review of the rules of racing. With the exception of an investigation into the compilation and dissemination of computer forecast formulae, the focus of the OFT is not on bookmakers. As regards the investigation into forecast formulae, the Association of British Bookmakers (ABB) is responding fully with ongoing investigations and we do not envisage any outcomes materially detrimental to the Group.

On the high street, we continue to compete with the other large national multiples, as well as with various smaller local independents. There has been some evidence of an increase in competition for new licences as some magistrates have relaxed their interpretation of the 'demand criteria' in anticipation of regulatory modernisation. However, we continue to enjoy success in contesting applications for new licences by competitors, and to win new licences ourselves.

In our telephone and interactive businesses we face a range of competition from traditional domestic fixed odds bookmakers, global online gaming providers, and providers of niche betting services such as spread betting and betting exchanges. Whilst it is impossible to measure accurately market share in these businesses, the level of growth we have experienced, despite such competition, gives us confidence that we are more than holding our own.

Regarding exchanges, we are disappointed that neither DCMS nor Customs & Excise

have changed their stance regarding the licensing and taxing of layers, but we continue to lobby and are hopeful that the current process of pre-legislative scrutiny in connection with the draft Gambling Bill will result in a more constructive indication of future government policy in this area.

Regulatory development

Clauses of the draft Gambling Bill are currently being reviewed by the all party scrutiny committee under the chairmanship of John Greenway. We continue to lobby as regards the timing and content of this legislation.

Business development

We have now fully integrated our two greyhound stadia, Sunderland and Brough Park, and are very pleased with the performance of both. Between them they contributed £1.6m to trading profit, despite the latter only being under Group ownership since March 2003.

We have also fully integrated the H&K LBO chain, which is also delivering profitable growth in line with our aspirations at the time of its acquisition. We remain interested in acquiring LBOs that meet our strict return on investment targets.

We keep an open mind as to the potential for horizontal diversification into other forms of gambling, or further vertical integration, and continue to evaluate opportunities as they arise.

Share buy back

We are committed to maintaining the efficiency of the Group's balance sheet, and to maximising value creation for shareholders. Accordingly, we maintain under constant review our options for returning surplus capital to shareholders in the most efficient manner. In this context, the Group intends to seek authority from shareholders at the forthcoming Annual General Meeting to buy back up to 10% of the issued share capital.

Current trading

The current year has got off to an encouraging start.

In the eight weeks ended 24 February 2004, the Group's gross win was up 17% against the corresponding period with all three channels achieving double digit rates of growth. Roughly half of the total increase is attributable to the net movement in gross win derived from FOBTs and AWPs. The FOBT roll out accelerated

from April 2003 and will become less of a factor in driving gross win growth later this year.

The Group's operating expenses were up 13% over the corresponding period primarily as a result of normal inflationary pressures across the Group, and within the Retail business higher staff costs consistent with the strategy of extended trading in the LBOs.

Each of the three channels is well positioned relative to the competition and has a clear strategy designed to deliver sustainable profit growth in the current year.

William Hill PLC
Consolidated Profit and Loss Account
for the 52 weeks ended 30 December 2003

	Notes	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Turnover	1	5,945.8	3,365.3
Cost of sales		(5,434.7)	(2,949.3)
Gross profit	1	511.1	416.0
Net operating expenses		(312.3)	(297.1)
Operating profit before operating exceptional items	1	198.8	139.0
Operating exceptional items		-	(20.1)
Operating profit	1	198.8	118.9
Share of associate's operating profit		2.9	2.4
Profit on ordinary activities before finance charges		201.7	121.3
Net interest payable	2	(29.2)	(89.6)
Other finance (charges)/income		(1.7)	0.7
Profit on ordinary activities before tax		170.8	32.4
Tax on profit on ordinary activities	3	(45.2)	(11.2)
Profit on ordinary activities after tax			

for the financial period		125.6	21.2
Dividends proposed and paid	4	(52.2)	(36.3)
Retained profit/(loss) for the financial period		73.4	(15.1)
Earnings per share (pence)			
Basic	5	30.0	6.1
Adjusted (basic)	5	30.0	16.9
Diluted	5	29.6	6.1

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses
for the 52 weeks ended 30 December 2003

	52 weeks ended 30 December 2003	52 weeks ended 31 December 2002
	£m	£m
Profit for the financial period	125.6	21.2
Actuarial loss recognised in the pension scheme	(3.7)	(36.6)
Deferred tax attributable to actuarial loss	1.1	11.0
Currency translation differences on foreign currency net investments	0.1	0.1
Total recognised gains and losses relating to the period	123.1	(4.3)

William Hill PLC
Consolidated Balance Sheet
as at 30 December 2003

	Notes	30 December 2003 £m	31 December 2002 £m

Fixed assets			
Intangible assets - goodwill		732.3	728.9
Tangible assets		101.0	99.0
Investments		3.6	4.4
		836.9	832.3
Current assets			
Stocks		0.4	0.3
Debtors: amounts recoverable within one year		15.7	14.1
Debtors: amounts recoverable after one year		6.2	3.0
Cash at bank and in hand		46.4	44.6
		68.7	62.0
Creditors: amounts falling due within one year		(187.1)	(145.5)
Net current liabilities		(118.4)	(83.5)
Total assets less current liabilities		718.5	748.8
Creditors: amounts falling due after more than one year		(366.6)	(470.3)
Share of net liabilities of associate		-	(1.2)
Net assets excluding pension liability		351.9	277.3
Pension liability		(31.7)	(28.0)
Net assets including pension liability		320.2	249.3
Capital and reserves			
Called-up share capital		42.2	42.2
Share premium account		311.3	311.3
Merger reserve		(26.1)	(26.1)
Other reserves		2.1	2.1
Profit and loss account		(9.3)	(80.2)
Equity shareholders' funds	6	320.2	249.3

William Hill PLC
Consolidated Cash Flow Statement
for the 52 weeks ended 30 December 2003

	Notes	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Net cash inflow from operating activities	7	224.5	137.3
Dividends from associate		-	5.7
Returns on investments and servicing of finance	8	(22.4)	(48.4)
Taxation		(21.7)	(9.5)
Capital expenditure and financial investment	8	(18.5)	(20.4)
Acquisitions	8	(4.9)	(20.8)
Equity dividends paid		(38.8)	(12.1)
Net cash inflow before financing		118.2	31.8
Financing	8	(116.4)	(92.0)
Increase/(decrease) in cash in the period	9	1.8	(60.2)

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

1. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m

Turnover		
- Retail	4,751.8	2,460.4
- Telephone	570.5	489.1
- Interactive	592.6	389.3
- Other activities	30.9	26.5
	5,945.8	3,365.3
Gross win		
- Retail	505.6	418.9
- Telephone	56.5	50.9
- Interactive	84.9	54.9
- Other activities	7.3	3.0
	654.3	527.7
Operating profit		
- Retail	152.4	111.9
- Telephone	22.2	17.3
- Interactive	37.1	20.5
- Other activities	0.9	0.8
- Central costs	(13.8)	(11.5)
	198.8	139.0
- Exceptional costs incurred on the flotation of the Company	-	(20.1)
	198.8	118.9
Net assets/(liabilities)		
- Retail	59.5	63.3
- Telephone	(0.5)	1.4
- Interactive	1.4	(0.7)
- Other activities	6.9	4.1
- Corporate	252.9	181.2
	320.2	249.3

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, net borrowings, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis.

Turnover and operating profit amounting to £2.3m and £0.5m respectively have been consolidated into these results in respect of Team Greyhounds (Brough Park) Limited which was acquired by the Group on 3 March 2003.

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

1. Segmental information (continued)

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Gross win	654.3	527.7
GPT, duty, levies, VAT and other cost of sales	(143.2)	(111.7)
Gross profit	511.1	416.0

2. Net interest payable and similar charges

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m

Interest receivable:		
Interest receivable	1.6	2.7
Share of associate's net interest receivable	-	0.2
Interest payable and similar charges:		
Interest on bank loans and overdrafts	(28.7)	(26.2)
Interest on guaranteed unsecured loan notes 2005	(0.3)	(0.1)
Interest on high yield bonds	(0.3)	(7.9)
Interest on unsecured loan notes 2009	-	(27.1)
Share of associate's net interest payable	(0.1)	-
Amortisation of finance costs	(1.4)	(2.2)
	(29.2)	(60.6)
Exceptional interest costs incurred on the refinancing of the Group	-	(29.0)
Net interest payable	(29.2)	(89.6)

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

3. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
UK corporation tax at 30%	50.3	11.9
UK corporation tax - prior periods	(0.8)	-
Consortium relief receivable - prior periods	(1.1)	(1.5)
Overseas tax	(0.2)	-
Share of associated undertaking tax charge	0.8	0.5
Total current tax charge	49.0	10.9
Deferred tax - origination and reversal of timing differences	(3.8)	0.3
Total tax on profit on ordinary activities	45.2	11.2

The effective tax rate in respect of ordinary activities before exceptional items was 26.5% (52 weeks ended 31 December 2002 - 28.1%). The tax charge is lower than the statutory tax rate of 30% mainly due to a deferred tax credit and adjustments in respect of prior years.

4. Dividends proposed and paid

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Equity shares:		
- interim dividend paid	14.6	12.1
- final dividend proposed/paid	37.6	24.2
	52.2	36.3
Dividend per ordinary share (pence)	12.5	8.7

The interim dividend of 3.5p (52 weeks ended 31 December 2002 - 2.9p) was paid on 4 December 2003. The proposed final dividend of 9.0p (52 weeks ended 31 December 2002 - 5.8p) will be paid on 3 June 2004 to all shareholders on the register on 7 May 2004.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust, which holds 4.4m ordinary shares representing 1% of the Company's called-up ordinary share capital, has agreed to waive all dividends due to it.

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

5. Earnings per share

The basic, adjusted and diluted earnings per share are calculated based on the following data:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m

Profit after tax for the financial period	125.6	21.2
Exceptional items - operating items	-	20.1
Exceptional items - interest	-	29.0
Exceptional items - taxation	-	(11.7)
Profit after tax for the financial period before exceptional items	125.6	58.6

	Number (m)	Number (m)
Basic weighted average number of shares	418.7	347.6
Dilutive potential ordinary shares:		
Employee share awards and options	5.3	1.7
Dilutive weighted average number of shares	424.0	349.3

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust, as required by FRS 14 'Earnings per share'. The effect of this is to reduce the average number of shares in the 52 weeks ended 30 December 2003 by 4.4m (52 weeks ended 31 December 2002 - 5.4m). An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

6. Reconciliation of movements in equity shareholders' funds

	30 December 2003 £m	31 December 2002 £m
Profit for the financial period	125.6	21.2
Other recognised gains and losses relating to the period (net)	(2.5)	(25.5)
	123.1	(4.3)
Dividends	(52.2)	(36.3)
Issue of share capital including share premium	-	340.0

Redemption of preference shares	-	(1.0)
Share issue costs	-	(12.7)
Shares to be issued	-	2.1
Profit on sale of shares realised by Employee Benefit Trust	-	2.2
Net addition to equity shareholders' funds	70.9	290.0
Opening equity shareholders' funds/(deficit)	249.3	(40.7)
Closing equity shareholders' funds	320.2	249.3

William Hill PLC
Notes to the Financial Statements
for the 52 weeks ended 30 December 2003

7. Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Operating profit	198.8	118.9
Depreciation	18.4	16.7
Profit on sale of fixed assets	-	(0.1)
Amortisation of EDIP and LTIP	1.6	0.7
Increase in debtors	(1.5)	(2.6)
Increase in creditors	7.2	0.8
Cost of shares to be issued	-	2.1
Defined benefit pension cost less cash contributions	-	0.8
Net cash inflow from operating activities	224.5	137.3

The Brough Park acquisition contributed £0.6m to net cash inflow from operating activities in the period between 3 March 2003 (date of acquisition) and 30 December 2003. No other significant cash flows were created by this acquisition in this period.

William Hill PLC

Notes to the Financial Statement
for the 52 weeks ended 30 December 2003

8. Analysis of cash flows

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Returns on investments and servicing of finance:		
Interest received	1.6	2.7
Interest paid	(24.0)	(36.9)
Exceptional interest cash outflow	-	(14.2)
Net cash outflow	(22.4)	(48.4)
Capital expenditure and financial investment:		
Purchase of fixed assets	(18.8)	(20.8)
Sale of tangible fixed assets	0.3	0.4
Net cash outflow	(18.5)	(20.4)
Acquisitions:		
Purchase of subsidiary undertaking	(5.7)	(21.7)
Net cash acquired with subsidiary undertaking	0.8	0.9
Net cash outflow	(4.9)	(20.8)
Financing:		
Issue of ordinary shares	-	340.0
Expenses of issue of ordinary shares	-	(12.7)
Redemption of preference shares	-	(1.0)
Sale proceeds of Employee Benefit Trust share sale	-	5.2
New borrowings net of finance costs	-	519.0
Loan facilities repaid	(116.4)	(942.5)
Net cash outflow	(116.4)	(9

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Sale of Shares

RNS Number:1745W
William Hill PLC
05 March 2004

4th March 2004

WILLIAM HILL PLC ('the Company')

ANNOUNCEMENT

This is to advise that Mr T D Singer, Group Finance Director, exercised options today over 498,477 ordinary shares in the Company and has sold 485,000 of those shares at £4.86 pence per share.

Mr Singer continues to hold an interest in options over shares, which have yet to vest, under the Company's Executive Directors' Incentive Plan and also has an interest in 7,532 ordinary shares in the Company.

Nigel Blythe-Tinker

Group Company Secretary

This information is provided by RNS
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END
RDSJIMRTMMAMBMI

Stock Exchange Announcement

William Hill PLC - Fidelity Investments Holding

RNS Number:3217W
William Hill PLC
09 March 2004

Tuesday 9th March 2004

Amendment £13

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5.These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel- FMR Co.
Duly authorised under Powers of Attorney
dated December 30, 1997, by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary Shares)			
	7,291,590	FMRCO	Chase Nominees Limited
	15,716,343	FMRCO	HSBC
	904,800	FMRCO	State Street Nominees Limited
	757,600	FMRCO	State Street Bank & Trust Company

498,486	FMRCO	Mellon Bank
20,500	FMRCO	JP Morgan Chase
122,800	FMTC	State Street Nominees Ltd
677,000	FMTC	Lloyds Bank Nominees Limited
205,100	FMTC	JP Morgan Chase
120,600	FMTC	Northern Trust
415,700	FMTC	State Street Bank & Trust
101,800	FMTC	Morgan Stanley & Co
4,800	FMTC	Bank of New York
144,400	FMTC	Sumitomo T&B
46,100	FMTC	Chase Nominees Ltd
15,357,369	FISL	Chase Manhattan Bank London
1,593,076	FISL	Chase Nominees Ltd
172,800	FPM	Mellon Nominees Ltd
630,600	FPM	Bankers Trust
163,874	FPM	Chase Nominees Ltd
565,800	FPM	Bank of New York London
299,200	FPM	HSBC
234,600	FPM	Citibank
214,100	FPM	Northern Trust
45,200	FPM	Deutsche Bank
41,500	FPM	Citibank
2,495,725	FIL	Chase Manhattan Bank London
722,348	FIL	State Street Bank & Trust
4,209,998	FIL	Bank of New York London
2,180,612	FIL	Northern Trust
465,400	FIL	JP Morgan
551,659	FIL	Deutsche Bank
562,730	FIL	Nortrust Nominees Ltd
250,400	FIL	Chase Nominees Ltd
485,800	FIL	State Street Nominees Ltd
305,100	FIL	Morgan Stanley
101,800	FIL	Citibank
55,500	FIL	Mellon Nominees Ltd
380,500	FIL	Bank of New York Brussels
92,240	FIL	HSBC Client Holdings Nominee (UK) Limited
17,100	FIL	National Australia Bank
8,600	FIL	PICG
156,300	FIL	Chase Manhattan Bank AG Frankfurt
68,047	FIL	Brown Brothers Harriman
17,400	FIL	KAS Associates
10,800	FIL	State Street Hong Kong

Total Ordinary

Shares:	59,486,797
Current ownership percentage:	14.10%
Shares in issue:	421,811,100
Change in holdings since last filing:	(+1,097,950) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFSSVDIAIIS

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:4679W
William Hill PLC
12 March 2004

12 March 2004

Notifications under Sections 198 to 202 - UK Companies Act

As of 09 March 2004, MFS Investment Management ('MFS') no longer has a notifiable interest in the ordinary shares of William Hill PLC. MFS has decreased its percentage of interest in William Hill PLC to 2.95%.

The percentage held is based on a share capital of 421,811,111 for William Hill PLC and represents only those holdings defined as material interests. Therefore, holdings in UCITS schemes and OEICs are not included in the percentage notified under this letter; however, confirmation of these holdings will be provided should you so request. The aggregated holdings of the following legal entities comprise the percentage described in this letter:

* MFS Investment Management (MFS)
* MFS Institutional Advisors, Inc. (MFSI)
* MFS International Ltd. (MIL)
* MFS Investment Management K.K. (MIM KK Japan)

MFS and its subsidiaries manage separate and pooled accounts in the United States and abroad and do not purchase securities for the purpose of exercising, changing, or influencing management or control of any issuer.

Please let me know if you have any questions or require any further information at this time.

Kind regards,

Mark A. Mitchelson
Assistant Vice President
Compliance Manager
MFS Investment Management

500 Boylston Street
Boston, MA. 02116
USA

END
HOLDGGMFGZDGDZM

Stock Exchange Announcement

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William Hill PLC - Notice of Interest - MFS

RNS Number:0449X
William Hill PLC
29 March 2004

William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP
United Kingdom

26 March 2004

Notifications under Sections 198 to 202 - UK Companies Act

As of 23 March 2004, MFS Investment Management ('MFS'), through the legal entities listed below, has a notifiable interest in the ordinary shares of William Hill PLC of 3.05%.

The notifiable percentage is based on a share capital of 421,811,111 for William Hill PLC and represents only those holdings defined as material interests. Therefore, holdings in UCITS schemes and OEICs are not included in the holdings notified under this letter; however, confirmation of these holdings will be provided should you so request. The aggregated holdings of the following legal entities comprise the holdings included under this letter:

MFS Investment Management (MFS)
MFS Institutional Advisors, Inc. (MFSI)
MFS International Ltd. (MIL)
MFS Investment Management K.K. (MIM KK Japan)

MFS and its subsidiaries manage separate and pooled accounts in the United States and abroad and do not purchase securities for the purpose of exercising,

changing, or influencing management or control of any issuer.

Please let me know if you have any questions or require any further information at this time.

Kind regards,

Mark A. Mitchelson
Assistant Vice President
Compliance Manager
MFS Investment Management
500 Boylston Street
Boston, MA. 02116
USA

William Hill PLC Ordinary Shares
Holdings as of 23/03/04

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	6,964,199	1.65%
MFS Institutional Advisors, Inc. (MFSI)	4,510,761	1.07%
MFS International Ltd. (MIL)	1,034,640	0.25%
MFS Investment Management K.K. (MIM KK)	341,200	0.08%
Total Holding	12,850,800	3.05%

Entity	Shares Held	Custodian	Nominee Name
MFS	277,100	Bank of New York (Belgium)	THE BANK OF NEW YORK (NOMINEES) LTD
MFS	124,360	Chase Manhattan	Chase Nominees Limited
MFS	700	Chase Manhattan	Deepmarker & Co
MFS	961,920	Chase Manhattan	US RESIDENTS EQUITY LENDING ACCOUNT
MFS	24,250	PNC Bank	Citibank

MFS	37,100	State Street Bank and Trust	WPPDCRAFT & Co
MFS	67,490	State Street Bank and Trust	Dockview & Co.
MFS	55,000	State Street Bank and Trust	Teakettle & Co.
MFS	60,580	State Street Bank and Trust	Team Play & Co
MFS	2,269	State Street Bank and Trust	Horizonbrook & Co
MFS	3,000	State Street Bank and Trust	Deepsea & Co
MFS	828,170	State Street Bank and Trust	Seaskipper & Co
MFS	14,510	State Street Bank and Trust	Port Tiller & Co
MFS	3,800	State Street Bank and Trust	Bigchain & Co.
MFS	741,810	State Street Bank and Trust	Bigcabin & Co

Entity	Shares Held	Custodian	Nominee Name
MFS	500	State Street Bank and Trust	Bigclaim & Co
MFS	2,056,730	State Street Bank and Trust	IFTCO
MFS	319,700	State Street Bank and Trust	Ulysses & Co
MFS	759,500	State Street Bank and Trust	Watership & Co
MFS	603,510	State Street Bank and Trust	State Street Nominees Ltd.
MFS	22,200	State Street Bank and Trust	Warmwater & Co
MFSI	127,900	Bank of New York (Belgium)	THE BANK OF NEW YORK (NOMINEES) LTD
MFSI	189,903	BNP Paribas Securities Services - Sydney	Vidacos Nominees Ltd.
MFSI	308,680	Brown Brothers Harriman	BBHISL Nominees Ltd.
MFSI	205,300	Chase Manhattan	JPMCB LONDON
MFSI	330,600	CIBC Mellon	Mellon Nominees (UK) limited
MFSI	287,760	Deutsche Morgan London	Morgan Nominees Limited
MFSI	185,200	National Australia Bank	National Nominees Limited
MFSI	722,890	Northern Trust	Nortrust Nominees

			Limited A/C SLEND
MFSI	370,960	Northern Trust	Nortrust Nominees Limited
MFSI	158,410	Royal Trust	Roy Nominee Limited
MFSI	1,350,558	State Street Bank and Trust	State Street Nominees Ltd.
MFSI	23,700	State Street Bank and Trust	State Street Bank & Trust Company
MFSI	201,900	State Street Bank and Trust	Prambreak & Co.
MFSI	47,000	Wells Fargo Securities	Bank of New York
MIL	69,790	Chase Manhattan	JPMCB LONDON
MIL	15,980	Industrial Bank of Japan	Roy Nominees Ltd.
MIL	85,000	Mellon Bank	Mac & Co
MIL	133,940	Northern Trust	Nortrust Nominees Limited A/C SLEND
MIL	72,050	State Street Bank and Trust	Carpet & Co
MIL	154,390	State Street Bank and Trust	Coach & Co

Entity	Shares Held	Custodian	Nominee Name
MIL	172,650	State Street Bank and Trust	Seine & Co
MIL	330,840	State Street Bank and Trust	Sextant & Co
MIM KK	244,780	Brown Brothers Harriman	BBHISL Nominees Ltd.
MIM KK	96,420	State Street Bank and Trust	JTSB-MATB-TOK-3 02343227 / AKJ4

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLJLMTTMMATBPI

Stock Exchange Announcement

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William Hill PLC - Fidelity - notice of interest

RNS Number:1843X
William Hill PLC
31 March 2004

Wednesday 30th March 2004

Amendment £14

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional

clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel- FMR Co.
Duly authorised under Powers of Attorney
dated December 30, 1997, by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary			

Shares)

6,938,990	FMRCO	Chase Nominees Limited
15,716,343	FMRCO	HSBC
923,300	FMRCO	State Street Nominees Limited
1,141,100	FMRCO	State Street Bank & Trust Company
498,486	FMRCO	Mellon Bank
20,500	FMRCO	JP Morgan Chase
122,800	FMTC	State Street Nominees Ltd
677,000	FMTC	Lloyds Bank Nominees Limited
205,100	FMTC	JP Morgan Chase
120,600	FMTC	Northern Trust
401,200	FMTC	State Street Bank & Trust
101,800	FMTC	Morgan Stanley & Co
4,800	FMTC	Bank of New York
144,400	FMTC	Sumitomo T&B
46,100	FMTC	Chase Nominees Ltd
14,749,591	FISL	Chase Manhattan Bank London
1,844,500	FISL	Chase Nominees Ltd
172,800	FPM	Mellon Nominees Ltd
630,600	FPM	Bankers Trust
147,374	FPM	Chase Nominees Ltd
548,300	FPM	Bank of New York London
277,000	FPM	HSBC
234,600	FPM	Citibank
209,400	FPM	Northern Trust
42,700	FPM	Deutsche Bank
41,500	FPM	Citibank
2,590,845	FIL	Chase Manhattan Bank London
628,337	FIL	State Street Bank & Trust
4,241,298	FIL	Bank of New York London
2,158,512	FIL	Northern Trust
468,400	FIL	JP Morgan
527,759	FIL	Deutsche Bank
562,730	FIL	Nortrust Nominees Ltd
174,900	FIL	Chase Nominees Ltd
485,800	FIL	State Street Nominees Ltd
245,700	FIL	Morgan Stanley
101,800	FIL	Citibank
55,500	FIL	Mellon Nominees Ltd
380,500	FIL	Bank of New York Brussels
160,105	FIL	HSBC Client Holdings Nominee (UK) Limited
17,100	FIL	National Australia Bank
8,600	FIL	PICG
156,300	FIL	Chase Manhattan Bank AG Frankfurt

68,047	FIL	Brown Brothers Harriman
17,400	FIL	KAS Associates
4,300	FIL	State Street Hong Kong

Total Ordinary Shares:	59,051,817
Current ownership percentage:	13.9996%
Shares in issue:	421,811,100
Change in holdings since last filing:	(680,731) ordinary shares

END
HOLQFLFXZXBFBBV

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Directors R&A & Notice of AGM

RNS Number:4234X
William Hill PLC
07 April 2004

Wednesday, 7th April 2004

William Hill PLC
Directors Report and Accounts, Notice of AGM and share buy back proposal

A copy of the directors report and accounts for the 52 weeks ended 30 December 2003 and the Notice of Annual General Meeting have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, tel. 020 7066 1000.

The Notice of AGM contains a resolution seeking a general authorisation from shareholders to make market purchases of up to 10% of William Hill PLC's issued share capital subject to certain conditions detailed in the resolution.

The Annual General Meeting will be held at 11am on Monday 17th May 2004 at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA.

Enquiries:

Nigel Blythe-Tinker, Group Company Secretary	Tel: 020 8918 3875
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 0207 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
DOCQQLFBZZBBBBZ

Stock Exchange Announcement

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William Hill PLC - Holding(s) in Company

RNS Number:4859X
William Hill PLC
07 April 2004

William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP
United Kingdom

1 April 2004

Notifications under Sections 198 to 202 - UK Companies Act

As of 31 March 2004, MFS Investment Management ('MFS') no longer has a notifiable interest in the ordinary shares of William Hill PLC. MFS has decreased its percentage of interest in William Hill PLC to 2.99%.

The percentage held is based on a share capital of 421,811,111 for William Hill PLC and represents only those holdings defined as material interests. Therefore, holdings in UCITS schemes and OEICs are not included in the percentage notified under this letter; however, confirmation of these holdings will be provided should you so request. The aggregated holdings of the following legal entities comprise the percentages described in this letter:

- MFS Investment Management (MFS)
- MFS Institutional Advisors, Inc. (MFSI)
- MFS International Ltd. (MIL)
- MFS Investment Management K.K. (MIM KK Japan)

MFS and its subsidiaries manage separate and pooled accounts in the United States and abroad and do not purchase securities for the purpose of exercising,

changing, or influencing management or control of any issuer.

Please let me know if you have any questions or require any further information at this time.
Kind regards,

Douglas F. Fies
Vice President
Compliance Officer
MFS Investment Management
500 Boylston Street
Boston, MA. 02116
USA

END
HOLKGGGDNNFGDZM

82-34679

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Interest in William Hill

RNS Number:5289X
William Hill PLC
08 April 2004

Barclays PLC
Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

7 April 2004

The Company Secretary
William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP

Dear Sir

COMPANIES ACT 1985 ('The Act') - Part VI

I hereby inform you that as at 6 April 2004 Barclays PLC, through the legal entitles listed on the attached schedule, has a notifiable interest in the capital of your Company of 11.88%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 421,811,111 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully,

Geoff Smith

Manager, Secretarial Services

Legal Entity Report - All SEDOL : 3169889

William Hill

As at 6 April 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 50,114,894 ORD GBPO.10 representing 11.88% of the issued share capital of 421,811,111 units.

Legal Entity		Holding	Percentage Held
Woolwich Unit Trust Managers Ltd		3,604,148	0.8544
Barclays Private Bank Ltd		15,556	0.0037
Barclays Global Investors Ltd		15,383,343	3,6470
Barclays Global Investors Japan Trust & Banking		1,121,637	0.2659
Gerrard Ltd		4,535	0.0011
Barclays Global Fund Advisors		439,519	0.1042
Barclays Global Investors , N.A.		8,137,981	1.9293
Barclays Global Investors Ltd		19,311,593	4.5783
Barclays Global Investors Japan Ltd		352,106	0.0835
Barclays Life Assurance Co Ltd		1,413,979	0.3352
Barclays Global Investors Australia Ltd		330,497	0.0784
	Group Holding	50,114,894	11.8810

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays 50,114,894 ORD GBPO.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
ABBEY2TTL-830763-VIDACOS NOMIN	ABBEY2TT	703,348
ABBEYUTTL-6010782807-VIDACOS N	ABBEYUTT	89,145
ABPEURUKQ-872482-MELLON NOMINE	ABPEURUK	1,286,000
ABUEURTTL-8003168-MORGAN NOMIN	ABUEURTT	527,843
ACEEQTTTL-501577191-BT GLOBENE	ACEEOTTT	59,333
ALEXITTTL-28166-CHASE NOMINEES	ALEXITTT	1,309,379
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	221,749
AP1FNDTTL-6003111113-CITIBANK	AP1FNDTT	39,587
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	376,904
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	14,499,747
AXATRKTTL-845315-MIDLAND BANK	AXATRKTT	8,427
B2350FTTL-19499-CHASE MANHATTA	B2350FTT	40,884
Bank of Ireland	BNX009IE	117,759
BDUKEQTTL-N3YZ-STATE STREET	BDUKEOTT	23,922
BEUREQTTL-N3B2-STATE STREET	BEUREOTT	43,950
BINTEQTTL-N3B3-STATE STREET	BINTEOTT	6,577
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	161,809
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	273,952
BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	117,564
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE	568,276
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	292,378
BLFEDRTTL-28269-CHASE NOMINEES	BLFEDRTT	40,514
BLFEPDTTL-28270-CHASE NOMINEES	BLFEPDTT	226,632
BLFEPDUKQ-28270-CHASE NOMINEES	BLFEPDUK	117,711
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	3,988,622
BNP PARIBAS	601165	135,035

Registered Holders Report SEDOL : 3169889
William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,114,894 ORD GBPO.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
BRKSPFTTL-813168-MIDLAND BANK	BRKSPFTT	317,949

BUCAPTUEA-19503-CHASE MANHATTA	BUCAPTUE	127,640
BUCAPTUKQ-19503-CHASE MANHATTA	BUCAPTUK	51,752
BUDISTUKA-19514-CHASE MANHATTA	BUDISTUK	50,407
BUEXINTTL-19520-CHASE MANHATTA	BUEXINTT	1,007,644
BUFIVE350-19508-CHASE MANHATTA	BUFIVE35	277,475
BUGENRTTL-19507-CHASE MANHATTA	BUGENRTT	138,271
BUGENRUEA-19507-CHASE MANHATTA	BUGENRUE	295,962
BUINCMTTL-19505-CHASE MANHATTA	BUINCMTT	61,168
BUINVFTTL-19518-CHASE MANHATTA	BUINVFTT	101,831
BUKEQUTTL-N3B6-STATE STREET	BUKEOUTT	224,678
BUSPCSUKQ-19519-CHASE MANHATTA	BUSPCSUK	887,842
BUTRSFTTL-19512-CHASE MANHATTA	BUTRSFTT	14,218
BUWRLDTTL-19513-CHASE MANHATTA	BUWRLDTT	14,851
BZIGBPTTL-1472368-BANK OF IREL	BZIGBPTT	232,715
CAAPENTTL-CVS21-NORTHERN TRUST	CAAPENTT	352,467
CEULIPTTL-367748-BANK OF NEW Y	CEULIPTT	1,232,371
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	224,571
CHRSTHUKX-16621-CHASE MANHATTA	CHRSTHUK	64,688
CLTWORTTL-392177-BANK OF NEW Y	CLTWORTT	110,631
COLEMXTTL-6010064440-CITIBANK	COLEMXTT	30,342
CONFOREUR-16267-CHASE MANHATTA	CONFOREU	9,462
COUEUKTTL-392067-BANK OF NEW Y	COUEUKTT	1,447,814
DENTSTUKA-16644-CHASE MANHATTA	DENTSTUK	179,282
DUNSWRUKA-16612-CHASE MANHATTA	DUNSWRUK	96,635
DYFEDXUKA-772823-MIDLAND BANK	DYFEDXUK	778,487

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,114,894 ORD GBP0.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
FEFBTBTTL-25270-CHASE NOMINEES	FEFBTBTT	161,648
FFP350TTL-221476-BNY (OCS) NOM	FFP350TT	99,202
FFPONGTTL-221428-BANK OF NEW Y	FFPONGTT	191,156
FKRUSSTTL-501562755-BANKERS TR	FKRUSSTT	670,684
FRNUKQTTL-501575013-BANKERS TR	FRNUKOTT	154,966
GMITRNTTL-25772-CHASE MANHATTA	GMITRNTT	207,887
IFT250TTL-4224361	IFT250TT	50,425
INDIGOTTL-19198-CHASE MANHATTA	INDIGOTT	5,408

INVESTORS BANK AND TRUST CO	428169	51,726
INVESTORS BANK AND TRUST CO	500227	1,986,168
INVESTORS BANK AND TRUST CO	502872	626,752
INVESTORS BANK AND TRUST CO	508068	105,455
INVESTORS BANK AND TRUST CO	527191	2,702,788
INVESTORS BANK AND TRUST CO	536747	656,775
INVESTORS BANK AND TRUST CO	552942	443,443
INVESTORS BANK AND TRUST CO	555879	4,349
INVESTORS BANK AND TRUST CO	583293	370,996
INVESTORS BANK AND TRUST CO	590421	47,165
INVESTORS BANK AND TRUST CO	595966	387,657
INVESTORS BANK AND TRUST CO	601744	4,631
INVESTORS BANK AND TRUST CO	911140	12,448
JP MORGAN CHASE BANK	540186	250,618
JP MORGAN CHASE BANK	555465	89,879
JP MORGAN CHASE BANK	599123	12,299
JP Morgan Chase Bank	BTC034IE	4,368
JP Morgan Chase Bank	BTC045IE	49,948

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 51,160,048 ORD GBP0.10 representing 12.13% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
JP Morgan Chase Bank	BTGF01IE	171,670
JP Morgan Chase Bank	BTGF04IE	35,344
JP Morgan Chase Bank	BTGF05IE	173,820
JP Morgan Chase Bank	BTGF07IE	161,648
JP Morgan Chase Bank	BTK001IE	52,762
JP Morgan Chase Bank	BTS004IE	45,623
JP Morgan Chase Bank	BTS005IE	11,462
JP Morgan Chase Bank	BTS011IE	17,976
JP Morgan Chase Bank	BTS015IE	55,252
JP Morgan Chase Bank	BTS024IE	4,428
JP Morgan Chase Bank	BTS028IE	195,761
JP Morgan Chase Bank	BTS031IE	20,758
JP Morgan Chase Bank	BTS033IE	2,782
JP Morgan Chase Bank	BTS036IE	89,754

JP Morgan Chase Bank	BTS037IE	28,281
MARKIPTTL-814537-MIDLAND BANK	MARKIPTT	35,107
Master Trust Bank	BNNP06IE	62,096
Mellon Trust - Boston	591668	74,773
MELLON TRUST OF NEW ENGLAND	604652	167,523
Mitsubishi Trust International	BNN018IE	2,083
Mitsubishi Trust International	BNN024IE	8,583
Mitsubishi Trust International	BNN033IE	12,087
Mitsubishi Trust International	BNN046IE	48,095
MULTEQTTL-N3YL-STATE STREET	MULTEOTT	12,857
NORTHERN TRUST BANK-BGI SEPA	581610	229,714
NORTHERN TRUST BANK-BGI SEPA	584069	102,374

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,114,894 ORD GBP0.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
NORTHERN TRUST BANK -BGI SEPA	604162	35,301
NUFFOUTTL-TNF01-NORTHERN NOMIN	NUFFOUTT	115,207
NUFGENUKA-16901-CHASE MANHATTA	NUFGENUK	41,779
PFSEURTTL-370607.S1-UBS	PFSEURTT	10,491
PGUKALTTL-613363-CITIBANK NA	PGUKALTT	554,117
POWYSFTTL-16649-CHASE MANHATTA	POWYSFTT	17,223
PPPMEDUKQ-8002238-DEUTSCHE BAN	PPPMEDUK	59,010
PSTLFEEUR-16256-CHASE MANHATTA	PSTLFEEU	89,754
PTMA11TTL-27717-CHASE NOMINEES	PTMA11TT	248,255
R C Greig Nominees Limited a/c	CM1	2,985
R C Greig Nominees Limited GP1	GP1	1,550
ROYLIVTTL-LIV02-NORTRUST NOMIN	ROYLIVTT	313,397
SCTPEOTLC-SC006-NORTRUST NOMIN	SCTPEOTL	138,821
SGOEURTTL-NE5WO-STATE STREET N	SGOEURTT	15,730
SGOMANTTL-HKNA-STATE STREET	SGOMANTT	8,655
SIWESTTTL-8002041-DEUTSCHE BAN	SIWESTTT	8,476
SMLENTEUR-16268-CHASE MANHATTA	SMLENTEU	11,751
State Street	BNX012IE	9,304
State Street	BNX019IE	65,100
STATE STREET BANK & TRUST - US	713101	395,912

STATE STREET BNK AND TRUST CO	604983	24,216
STHWRKUKQ-16669-CHASE MANHATTA	STHWRKUK	28,475
Sumitomo TB	BNN029IE	12,779
Sumitomo TB	BNN031IE	4,435
Sumitomo TB	BNN036IE	9,485
TORFAEUKQ-003002-MELLON NOMINE	TORFAEUK	40,457

Registered Holders Report SEDOL : 3169889

William Hill

As at 06 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,114,894 ORD GBP0.10 representing 11.88% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
TPGEQUTTL-6948890986-CITIBANK	TPGEOUTT	292,830
TRIBUNTTL-18243-CHASE MANHATTA	TRIBUNTT	53,346
TRICOLTTL-034 954 100008 NORTR	TRICOLTT	49,600
UNIAEQTTL-USF12-NORTHERN TRUST	UNIAEOTT	652,097
UNLVERUKQ-USF06-NORTHERN TRUST	UNLVERUK	89,348
WELLCOTTL-JD12-STATE STREET	WELLCOTT	210,064
WINUKPTTL-6010640794-VIDACOS N	WINUKPIT	112,603
WOOIMFTTL-214074-BANK OF NEW Y	WOOIMFTT	33,601
WOOUSFTTL-214075-BANK OF NEW Y	WOOLISFTT	1,573,230
ZEBAN NOMINEES LIMITED		15,556
Group Holding		50,114,894

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIPMFTMMBMBPI

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Barclays notice of interest

RNS Number:6217X
William Hill PLC
14 April 2004

Group Corporate Secretariat
54 Lombard Street
London
EC3P 3AH

9 February 2004

The Company Secretary
William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP

Dear Sir

COMPANIES ACT 1985 ('The Act') - Part VI

I hereby inform you that as at 7 April 2004 Barclays PLC, through the legal entitles listed on the attached schedule, has a notifiable interest in the capital of your Company of 12.01%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 421,811,111 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.

Yours faithfully,

Geoff Smith
Manager, Secretarial Services
Enc.

Legal Entity Report - All SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Japan Trust & Banking	1,121,637	0.2659
Woolwich Unit Trust Managers Ltd	3,604,148	0.8544
Barclays Global Investors Ltd	19,311,593	4.5783
Barclays Private Bank Ltd	15,556	0.0037
Gerrard Ltd	4,535	0.0011
Barclays Global Investors Australia Ltd	330,497	0.0784
Barclays Capital Securities Ltd	147,575	0.0350
Barclays Global Fund Advisors	439,519	0.1042
Barclays Global Investors Ltd	15,798,395	3.7457
Barclays Life Assurance Co Ltd	1,413,979	0.3352
Barclays Global Investors , N.A.	8,124,065	1.9260
Barclays Global Investors Japan Ltd	352,106	0.0835
Group Holding	50,663,605	12.0111

Registered Holders Report SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the

issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
ABBEY2TTL-830763	ABBEY2TT	703,348
ABBEYUTTL-6010782807-VIDACOS N	ABBEYUTT	89,145
ABPEURUKQ-872482-MELLON NOMINE	ABPEURUK	1,286,000
ABUEURTTL-8003168-MORGAN NOMIN	ABUEURTT	527,843
ACEEQTTTL-501577191-BT GLOBENE	ACEEOTTT	59,333
ALEXITTTL-28166-CHASE NOMINEES	ALEXITTT	1,309,379
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	221,749
AP1FNDTTL-6003111113-CITIBANK	AP1FNDTT	39,587
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	376,904
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	14,499,747
AXATRKTTL-845315-MIDLAND BANK	AXATRKTT	8,427
B2350FTTL-19499-CHASE MANHATTA	B2350FTT	40,884
Bank of Ireland	BNX009IE	117,759
BARCLAYS CAPITAL NOMINEES LIMI		147,575
BDUKEQTTL-N3YZ-STATE STREET	BDUKEOTT	23,922
BEUREQTTL-N3B2-STATE STREET	BEUREOTT	43,950
BINTEQTTL-N3B3-STATE STREET	BINTEOTT	6,577
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	161,809
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	273,952
BLEOFDUKQ-16331-CHASE MANHATTA	BLEOFDUK	117,564
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE	568,276
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK	292,378
BLFEDRTTL-28269-CHASE NOMINEES	BLFEDRTT	40,514
BLFEPDTTL-28270-CHASE NOMINEES	BLFEPDTT	226,632
BLFEPDUKQ-28270-CHASE NOMINEES	BLFEPDUK	117,711
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	3,988,622

Registered Holders Report SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
BNP PARIBAS	601165	135,035
BRKSPFTTL-813168-MIDLAND BANK	BRKSPFTT	317,949
BSTCKMTTL-19495-CHASE MANHATTA	BSTCKMTT	15,737

BUCAPTUEA-19503-CHASE MANHATTA	BUCAPTUE	127,640
BUCAPTUKQ-19503-CHASE MANHATTA	BUCAPTUK	50,407
BUEXINTTL-19520-CHASE MANHATTA	BUEXINTT	1,007,644
BUFINTUKQ-19506-CHASE MANHATTA	BUFINTUK	18,499
BUFIVE350-19508-CHASE MANHATTA	BUFIVE35	277,475
BUGENRTTL-19507-CHASE MANHATTA	BUGENRTT	138,271
BUGENRUEA-19507-CHASE MANHATTA	BUGENRUE	295,962
BUINCMTTL-19505-CHASE MANHATTA	BUINCMTT	61,168
BUINVFTTL-19518-CHASE MANHATTA	BUINVFTT	101,831
BUKEQUTTL-N3B6-STATE STREET	BUKEOUTT	224,678
BUSPCSUKQ-19519-CHASE MANHATTA	BUSPCSUK	887,842
BUTRSFTTL-19512-CHASE MANHATTA	BUTRSFTT	14,218
BUWRLDTTL-19513-CHASE MANHATTA	BUWRLDTT	14,851
BZIGBPTTL-1472368-BANK OF IREL	BZIGBPTT	224,825
CAAPENTTL-CVS21-NORTHERN TRUST	CAAPENTT	352,467
CEULIPTTL-367748-BANK OF NEW Y	CEULIPTT	1,232,371
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	224,571
CHRSTHUKX-16621-CHASE MANHATTA	CHRSTHUK	64,688
CLTWORTTL-392177-BANK OF NEW Y	CLTWORTT	110,631
COLEMXTTL-6010064440-CITIBANK	COLEMXTT	30,342
CONFOREUR-16267-CHASE MANHATTA	CONFOREU	9,462
COUEUKTTL-392067-BANK OF NEW Y	COUEUKTT	1,447,814

Registered Holders Report SEDOL : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBPO.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
DENTSTUKA-16644-CHASE MANHATTA	DENTSTUK	179,282
DLF100TTL-16612-CHASE MANHATTA	DLF100TT	36,700
DUNSWRUKA-16612-CHASE MANHATTA	DUNSWRUK	96,635
DYFEDXUKA-772823-MIDLAND BANK	DYFEDXUK	778,487
FEFBTBTTL-25270-CHASE NOMINEES	FEFBTBTT	161,648
FFP350TTL-221476-BNY (OCS) NOM	FFP350TT	99,202
FFPONGTTL-221428-BANK OF NEW Y	FFPONGTT	191,156
FKRUSSTTL-501562755-BANKERS TR	FKRUSSTT	670,684
FRNUKQTTL-501575013-BANKERS TR	FRNUKOTT	154,966
GMITRNTTL-25772-CHASE MANHATTA	GMITRNTT	207,887
IFT100TTL-2173520-BANK OF IREL	IFT100TT	248,660
INDIGOTTL-19198-CHASE MANHATTA	INDIGOTT	5,408

INVESTORS BANK AND TRUST CO	428169	51,726
INVESTORS BANK AND TRUST CO	500227	1,972,204
INVESTORS BANK AND TRUST CO	502872	626,800
INVESTORS BANK AND TRUST CO	508068	105,455
INVESTORS BANK AND TRUST CO	527191	2,702,788
INVESTORS BANK AND TRUST CO	536747	656,775
INVESTORS BANK AND TRUST CO	552942	443,443
INVESTORS BANK AND TRUST CO	555879	4,349
INVESTORS BANK AND TRUST CO	583293	370,996
INVESTORS BANK AND TRUST CO	590421	47,165
INVESTORS BANK AND TRUST CO	595966	387,657
INVESTORS BANK AND TRUST CO	601744	4,631
INVESTORS BANK AND TRUST CO	911140	12,448
INVESTORS BANK AND TRUST CO	540186	250,618

Registered Holders Report *SEDOL* : 3169889
William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
JP MORGAN CHASE BANK	555465	79,879
JP MORGAN CHASE BANK	599123	12,299
JP Morgan Chase Bank	BTC034IE	4,368
JP Morgan Chase Bank	BTC045IE	49,948
JP Morgan Chase Bank	BTGF01IE	171,670
JP Morgan Chase Bank	BTGF04IE	35,344
JP Morgan Chase Bank	BTGF05IE	173,820
JP Morgan Chase Bank	BTGF07IE	161,648
JP Morgan Chase Bank	BTK001IE	52,762
JP Morgan Chase Bank	BTS004IE	45,623
JP Morgan Chase Bank	BTS005IE	11,462
JP Morgan Chase Bank	BTS011IE	17,976
JP Morgan Chase Bank	BTS015IE	55,252
JP Morgan Chase Bank	BTS024IE	4,428
JP Morgan Chase Bank	BTS028IE	195,761
JP Morgan Chase Bank	BTS031IE	20,758
JP Morgan Chase Bank	BTS033IE	2,782
JP Morgan Chase Bank	BTS036IE	89,754
JP Morgan Chase Bank	BTS037IE	28,281
MARKIPTTL-814537-MIDLAND BANK	MARKIPTT	35,107

Master Trust Bank	BNNP06IE	62,096
Mellon Trust - Boston	591668	74,773
MELLON TRUST BANK OF NEW ENGLAND	604652	167,523
Mitsubishi Trust International	BNN018IE	2,083
Mitsubishi Trust International	BNN024IE	8,583
Mitsubishi Trust International	BNN033IE	12,087

Registered Holders Report SEDOL : 3169889
William Hill

As at 07April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
Mitsubishi Trust International	BNNO46IE	48,095
MS100FTTL-814628-MIDLAND BANK	MS100FFT	120,739
MULTEQTTL-N3YL-STATE STREET	MULTEOTT	12,857
NORTHERN TRUST BANK-BGI SEPA	581610	239,714
NORTHERN TRUST BANK-BGI SEPA	584069	102,374
NORTHERN TRUST BANK - BGI SEPA	604162	35,301
NUFFOUTTL-TNF01-NORTHERN NOMIN	NUFFOUTT	115,207
NUFGENUKA-16901-CHASE MANHATTA	NUFGENUK	41,779
PFSEURTTL-370607.S1-UBS	PFSEURTT	10,491
PGUKALTTL-613363-CITIBANK NA	PGUKALTT	554,117
POWYSFTTL-16649-CHASE MANHATTA	POWYSFTT	17,223
PPPMEDUKQ-8002238-DEUTSCHE BAN	PPPMEDUK	59,010
PSTLFEEUR-16256-CHASE MANHATTA	PSTLFEEU	89,754
PTMA11TTL-27717-CHASE NOMINEES	PTMA11TT	248,255
R C Greig Nominees Limited a/c	CM1	2,985
R C Greig Nominees Limited GP1	GP1	1,550
RM100FTTL-8001756-DEUTSCHE BAN	RM100FTT	27,105
ROYLIVTTL-LIV02-NORTRUST NOMIN	ROYLIVTT	313,397
SCTPEQTLC-SCO06-NORTRUST NOMIN	SCTPEOTL	138,821
SGOEURTTL-NE5WO-STATE STREET N	SGOEURTT	15,730
SGOMANTTL-HKNA-STATE STREET	SGOMANTT	8,655
SIWESTTTL-8002041-DEUTSCHE BAN	SIWESTTT	8,476
SMLENTEUR-16268-CHASE MANHATTA	SMLENTEU	11,751
SOVFTSTTL-SVD01-NORTHERN TRUST	SOVFTSTT	5,927
State Street	BNX012IE	9,604
State Street	BNX019IE	65,100

Registered Holders Report SEDOL : 3169889

William Hill

As at 07 April 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 50,663,605 ORD GBP0.10 representing 12.01% of the issued share capital of 421,811,111 units.

Registered Holder	Account Designation	Holding
STATE STREET BANK & TRUST - US	713101	395,912
STATE STREET BANK AND TRUST CO	604983	24,216
STHWRKUKQ-16669-CHASE MANHATTA	STHWRKUK	28,475
Sumitomo TB	BNN029IE	12,779
Sumitomo TB	BNN031IE	4,435
Sumitomo TB	BNN036IE	9,485
TORFAEUKQ-003002-MELLON NOMINE	TORFAEUK	40,457
TPGEQUTTL-6948890986-CITIBANK	TPGEOUTT	292,830
TRIBUNTTL-18243-CHASE MANHATTA	TRIBUNTT	53,346
TRICOLTTL-034 954 100008 NORTR	TRICOLTT	49,600
UNIAEQTTL-USF12-NORTHERN TRUST	UNIAEOTT	652,097
UNLVERUKQ-USF06-NORTHERN TRUST	UNLVERUK	89,348
WELLCOTTL-JD12-STATE STREET	WELLCOTT	210,064
WINUKPTTL-6010640794-VIDACOS N	WINUKPIT	112,603
WOOIMFTTL-214074-BANK OF NEW Y	WOOIMFTT	33,601
WOOUSFTTL-214075-BANK OF NEW Y	WOOLISFTT	1,573,230
ZEBAN NOMINEES LIMITED		15,556
Group Holding		50,663,605

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLSFSFMLSLSEIL

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Alphameric PLC-Supply of EPOS

RNS Number:7745X
William Hill PLC
20 April 2004

20th April, 2004

William Hill PLC

William Hill announces that it has signed Head of Terms with Alphameric Red Onion Limited for the supply of EPOS and Text Display equipment in its 1588 betting shops.

The total cost of the project, to be incurred over a three year period, is expected to be in the region of £40 million to £50 million, including payments made to Alphameric PLC. Installation is expected to commence later this year subject to the satisfactory conclusion of a pilot study.

David Harding, Chief Executive of William Hill, commented:

'We are pleased to appoint Alphameric Red Onion, the leading provider of betting shop technology, to supply our betting shops with their EPOS and Text Display solutions as part of our overall technology development programme.

We look forward to a successful partnership leading to the rollout of these systems within three years'.

Enquiries:

David Harding	William Hill PLC	0208 918 3910
Ben Brewerton	Brunswick	0207 404 5959

Notes to Editors:

William Hill

William Hill PLC is listed on the London Stock Exchange. For further information visit the William Hill's corporate website: http://www.williamhillplc.co.uk/

Founded in 1934, William Hill is one of the best-known names in the UK betting industry. It is one of the leading providers of fixed odd bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering Amusement with Prizes machines and Fixed Odd Betting Terminals in licensed betting offices and operating an online casino. It is a market leader in all major betting channels in the UK with an established international presence through its online business. William Hill has nearly 1588 betting shops across the UK, most of which are open seven days a week.

Alphameric Red Onion

Alphameric Red Onion, a subsidiary company of Alphameric PLC the fully listed technology company, is the UK-based solutions specialist, providing software and technology to bookmakers.

Alphameric's expertise is based on an in-depth understanding of the licensed betting office sector combined with a practical approach to technology-based solutions. Alphameric's offerings encompass Electronic Point of Sale ('EPoS') which enables bookmakers to electronically take, settle and pay bets, central software systems to distribute betting opportunities and manage estate wide risk and display systems to communicate betting opportunities to bookmakers clients.

For further information please visit www.alphameric.com

END
MSCVKLFFZZBFBBX

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - MFS - Notice of Interest

RNS Number:8881X
William Hill PLC
22 April 2004

21 April 2004,

William Hill PLC
Greenside House
50 Station Road
Wood Green
London
N22 7TP
United Kingdom

Notifications under Sections 198 to 202 - UK Companies Act

As of 19 April 2004, MFS Investment Management ('MFS'), through the legal entities listed below, has a notifiable interest in the ordinary shares of William Hill PLC of 3.09%.

The notifiable percentage is based on a share capital of 421,811,111 for William Hill PLC and represents only those holdings defined as material interests. Therefore, holdings in UCITS schemes and OEICs are not included in the holdings notified under this letter; however, confirmation of these holdings will be provided should you so request. The aggregated holdings of the following legal entities comprise the holdings included under this letter:

* MFS Investment Management (MFS)
* MFS Institutional Advisors, Inc. (MFSI)
* MFS International Ltd. (MIL)
* MFS Investment Management K.K. (MIM KK)

MFS and its subsidiaries manage separate and pooled accounts in the United States and abroad and do not purchase securities for the purpose of exercising, changing, or influencing management or control of any issuer.

Please let me know if you have any questions or require any further information at this time.

Kind regards,

Mark A. Mitchelson
Assistant Vice President
Compliance Manager
MFS Investment Management
500 Boylston Street
Boston, MA. 02116
USA

William Hill PLC Ordinary Shares
Holdings as of 19/04/04

Entity	Holding	Percentage Held
MFS Investment Management (MFS)	7,753,859	1.84%
MFS Institutional Advisors, Inc. (MFSI)	3,833,251	0.91%
MFS International Ltd. (MIL)	1,134,390	0.27%
MFS Investment Management K.K. (MIM KK)	330,930	0.08%
Total Holding	13,052,430	3.09%

Entity	Shares Held	Custodian	Nominee Name
MFS	277,100	Bank of New York (Belgium)	THE BANK OF NEW YORK (NOMINEES) LTD
MFS	124,360	Chase Manhattan	Chase Nominees Limited
MFS	776,380	Chase Manhattan	US RESIDENTS EQUITY LENDING ACCOUNT
MFS	26,860	PNC Bank	Citibank

MFS	500	State Street Bank and Trust	Bigclaim & Co
MFS	2,269	State Street Bank and Trust	Horizonbrook & Co
MFS	3,400	State Street Bank and Trust	Deepsea & Co
MFS	3,800	State Street Bank and Trust	Bigchain & Co.
MFS	18,050	State Street Bank and Trust	Port Tiller & Co
MFS	22,200	State Street Bank and Trust	Warmwater & Co
MFS	26,300	State Street Bank and Trust	Compassbird & Co
MFS	30,000	State Street Bank and Trust	Inlet Chart & Co
MFS	37,100	State Street Bank and Trust	WPPDCRAFT & Co
MFS	58,580	State Street Bank and Trust	Team Play & Co
MFS	76,700	State Street Bank and Trust	State Street Bank and Trust
MFS	85,000	State Street Bank and Trust	Teakettle & Co.
MFS	99,800	State Street Bank and Trust	Northledge & Co.
MFS	102,490	State Street Bank and Trust	Dockview & Co.
MFS	258,000	State Street Bank and Trust	Beam & Co.
MFS	317,900	State Street Bank and Trust	Disburse & Co
MFS	319,700	State Street Bank and Trust	Ulysses & Co
MFS	603,510	State Street Bank and Trust	State Street Nominees Ltd.
MFS	741,810	State Street Bank and Trust	Bigcabin & Co
MFS	759,500	State Street Bank and Trust	Watership & Co
MFS	840,420	State Street Bank and Trust	Seaskipper & Co
MFS	2,142,130	State Street Bank and Trust	IFTCO
MFSI	70,070	Bank of New York (Belgium)	
MFSI	189,903	BNP Paribas Securities Services - Sydney	Vidacos Nominees Ltd.
MFSI	330,600	CIBC Mellon	
MFSI	338,460	Deutsche Morgan London	Morgan Nominees Limited
MFSI	9,300	Investors Bank & Trust	
MFSI	370,960	Northern Trust	Nortrust Nominees Limited
MFSI	731,390	Northern Trust	
MFSI	158,410	Royal Trust	Roy Nominee Limited
MFSI	201,900	State Street Bank and Trust	Prambreak & Co.
MFSI	23,700	State Street Bank and Trust	
MFSI	1,363,358	State Street Bank and Trust	State Street Nominees Ltd.
MFSI	45,200	Wells Fargo Securities	Bank of New York
MIL	69,790	Chase Manhattan	JPMCB LONDON
MIL	15,980	Industrial Bank of Japan	Roy Nominees Ltd.
MIL	85,000	Mellon Bank	Mac & Co
MIL	143,840	Northern Trust	
MIL	192,190	State Street Bank and Trust	Coach & Co
MIL	49,100	State Street Bank and Trust	Grandisland & Co
MIL	75,000	State Street Bank and Trust	Path & Co.
MIL	172,650	State Street Bank and Trust	Seine & Co
MIL	330,840	State Street Bank and Trust	Sextant & Co

MIM KK	234,510	Brown Brothers Harriman	BBHISL Nominees Ltd.
MIM KK	96,420	State Street Bank and Trust	

END

HOLUUAARSRRSUAR

82-34679

Stock Exchange Announcement

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William Hill PLC - Fidelity - Notice of interest

RNS Number:9930X
William Hill PLC
26 April 2004

26th April 2003

Amendment £15

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional

clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3.The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4.The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5.These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6.The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel- FMR Co.
Duly authorised under Powers of Attorney
dated December 30, 1997, by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary Shares)			

7,509,216	FMRCO	Chase Nominees Limited
14,848,442	FMRCO	HSBC
958,200	FMRCO	State Street Nominees Limited
757,600	FMRCO	State Street Bank & Trust Company
498,486	FMRCO	Mellon Bank
18,145	FMRCO	JP Morgan Chase
109,800	FMTC	State Street Nominees Ltd
517,000	FMTC	Lloyds Bank Nominees Limited
150,100	FMTC	JP Morgan Chase
87,600	FMTC	Northern Trust
517,600	FMTC	State Street Bank & Trust
69,800	FMTC	Morgan Stanley & Co
3,500	FMTC	Bank of New York
113,145	FMTC	Sumitomo T&B
33,600	FMTC	Chase Nominees Ltd
12,987,769	FISL	Chase Manhattan Bank London
1,706,804	FISL	Chase Nominees Ltd
172,800	FPM	Mellon Nominees Ltd
630,600	FPM	Bankers Trust
548,300	FPM	Bank of New York London
77,200	FPM	HSBC
234,600	FPM	Citibank
209,400	FPM	Northern Trust
42,700	FPM	Deutsche Bank
30,500	FPM	Citibank
2,282,134	FIL	Chase Manhattan Bank London
619,337	FIL	State Street Bank & Trust
4,090,098	FIL	Bank of New York London
1,956,109	FIL	Northern Trust
435,300	FIL	J P Morgan
254,964	FIL	Deutsche Bank
541,730	FIL	Nortrust Nominees Ltd
120,500	FIL	Chase Nominees Ltd
485,800	FIL	State Street Nominees Ltd
245,700	FIL	Morgan Stanley
89,800	FIL	Citibank
39,500	FIL	Mellon Nominees Ltd
334,800	FIL	Bank of New York Brussels
160,105	FIL	HSBC Client Holdings Nominee (UK) Limited
12,400	FIL	National Australia Bank
6,300	FIL	PICG
115,000	FIL	Chase Manhattan Bank AG Frankfurt
88,947	FIL	Brown Brothers Harriman
11,700	FIL	KAS Associates

15,100	FIL	State Street Hong Kong

Total Ordinary Shares: 54,337,231

Current ownership percentage: 12.88%

Shares in issue: 421,811,100

Change in holdings since last filing: (4,714,588) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Notice of interest

RNS Number:5951Y
William Hill PLC
12 May 2004

Tuesday 11th May 2004

Amendment £16

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1. Company in which shares are held: William Hill Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P. O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional

clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter
Senior V.P. & General Counsel- FMR Co.
Duly authorised under Powers of Attorney
dated December 30, 1997, by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries

Schedule A

Security: William Hill Plc

	Shares Held	Management Company	Nominee/Registered Name
(Ordinary Shares)			
	6,775,290	FMRCO	Chase Nominees Limited

13,816,349	FMRCO	HSBC
996,800	FMRCO	State Street Nominees Limited
757,600	FMRCO	State Street Bank & Trust Company
498,486	FMRCO	Mellon Bank
3,500	FMRCO	JP Morgan Chase
109,800	FMTC	State Street Nominees Ltd
517,000	FMTC	Lloyds Bank Nominees Limited
140,500	FMTC	JP Morgan Chase
87,600	FMTC	Northern Trust
303,900	FMTC	State Street Bank & Trust
68,800	FMTC	Morgan Stanley & Co
3,500	FMTC	Bank of New York
33,600	FMTC	Chase Nominees Ltd
12,987,769	FISL	Chase Manhattan Bank London
1,813,669	FISL	Chase Nominees Ltd
138,000	FPM	Mellon Nominees Ltd
630,600	FPM	Bankers Trust
548,300	FPM	Bank of New York London
77,200	FPM	HSBC
234,600	FPM	Citibank
209,400	FPM	Northern Trust
42,700	FPM	Deutsche Bank
30,500	FPM	Citibank
2,003,011	FIL	Chase Manhattan Bank London
610,137	FIL	State Street Bank & Trust
3,537,998	FIL	Bank of New York London
1,886,609	FIL	Northern Trust
435,300	FIL	JP Morgan
247,982	FIL	Deutsche Bank
541,730	FIL	Nortrust Nominees Ltd
120,500	FIL	Chase Nominees Ltd
426,400	FIL	State Street Nominees Ltd
245,700	FIL	Morgan Stanley
89,800	FIL	Citibank
141,300	FIL	Mellon Nominees Ltd
309,900	FIL	Bank of New York Brussels
3,678,945	FIL	HSBC Client Holdings Nominee (UK) Limited
12,400	FIL	National Australia Bank
6,300	FIL	PICG
115,000	FIL	Chase Manhattan Bank AG Frankfurt
88,947	FIL	Brown Brothers Harriman
11,700	FIL	KAS Associates
15,100	FIL	State Street Hong Kong

Total Ordinary Shares:	55,349,916
Current ownership percentage:	13.12%
Shares in issue:	421,811,100
Change in holdings since last filing:	(1,012,685) ordinary shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Trading Statement

RNS Number:6855Y
William Hill PLC
17 May 2004

Monday 17th May 2004,

WILLIAM HILL PLC

TRADING STATEMENT

William Hill PLC will provide the following trading update at its Annual General Meeting to be held later today.

In the 19 weeks ended 11 May 2004, trading has been strong in all channels, helped by favourable sporting results, particularly for horse racing.

Gross win for the Group is up by 22% over the corresponding period with all three channels, including the over-the-counter business, growing by double-digit rates of growth.

In the 6 weeks following the introduction of the Code of Conduct governing the deployment of fixed odds betting terminals (FOBTs), the average net weekly profit per terminal was £400 (average for 2003 of £380) with extended opening and improved contractual terms with suppliers offsetting the negative impact of the Code of Conduct.

As at the end of week 19, the Group had installed 3500 FOBTs and is targeting 4000 FOBTs and 1750 amusement with prizes machines (AWPs) by the end of June 2004 (June 2003: 2,525 FOBTs and 2,708 AWPs). The number of FOBTs and AWPs is not expected to vary significantly between June 2004 and the end of this year. However, as the Group moves through the second half of this year, the comparator will become tougher due to the fact that FOBTs were rolled out in significant numbers with effect from April 2003.

Operating expenses for the Group are up by 12% over the corresponding period due principally to the higher staff costs associated with extended trading in the shops, and general inflation.

The Group remains confident about its prospects for the remainder of the year.

Enquiries:

David Harding, Chief Executive	020 8918 3910
Tom Singer, Group Finance Director	020 8918 3910
James Bradley, Ben Brewerton, Brunswick	020 7404 5959

END
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William Hill PLC - Share buy back Resolution

RNS Number:8078Y
William Hill PLC
18 May 2004

Wednesday, 18th May 2004

William Hill PLC
Outcome of share buy back resolution

Further to an announcement made by William Hill PLC on 7 April 2004 entitled ' Directors Report and Accounts, Notice of AGM and share buy back proposal', a resolution seeking a general authorisation from shareholders to make market purchases of up to 10% of William Hill PLC's issued share capital, subject to certain conditions detailed in the resolution, was passed at yesterday's Annual General Meeting.

A copy of the Notice of Annual General Meeting, containing the resolutions passed by William Hill PLC at yesterday's Annual General Meeting, has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, tel. 020 7066 1000.

Enquiries:

Nigel Blythe-Tinker, Group Company Secretary	Tel: 020 8918 3875
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

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William Hill PLC - Launch of Television Service

RNS Number:8781Y
William Hill PLC
20 May 2004

Thursday, 20 May 2004

WILLIAM HILL PLC

LAUNCH OF WILLIAM HILL TELEVISION SERVICE

William Hill PLC ('William Hill') has signed an agreement with Digital Interactive Television Group Limited (DITG) to launch a William Hill branded television channel on the Sky digital platform.

The channel is targeted for launch in late 2004 and will eventually offer a variety of editorial programming covering sporting events and betting opportunities, simple random number generated betting opportunities, an interactive service allowing sports bets to be placed with William Hill, and potentially, live sports broadcasts. The up front investment associated with the development and initial launch of the service is not expected to be material to William Hill.

This initiative will allow William Hill to develop further its already successful interactive business via a growing platform that currently reaches over 7million homes in the UK. It also holds out the prospect of making the channel available on other platforms including digital cable networks and via broadcast in licensed betting offices subject to obtaining the necessary regulatory approval and/or acceptable commercial terms.

Commenting on the planned launch of the channel, David Harding, Chief Executive of William Hill, said:

'This initiative places William Hill at the forefront of the UK betting industry

in exploiting interactive television, which is gaining growing acceptance as a transactional platform. Our well known and trusted brand, ability to cross-promote the service to customers in other parts of our business, and choice of partner in DITG, a proven operator in this field, should provide us with significant advantages in pursuing this new profit stream'.

Enquiries:

William Hill	
David Harding, Chief Executive	0208 918 3910
Tom Singer, Group Finance Director	0208 918 3910
Brunswick	
Ben Brewerton	0207 404 5959
Digital Interactive Television Group Limited (DITG)	
Damian Cope, Managing Director, Betting & Gaming	0207 942 7942

END
MSCILFEREDIALIS

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William Hill PLC - Purchase of own shares

RNS Number:2997Z
William Hill PLC
02 June 2004

2 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 1 June 2004 it purchased 1,150,000 of its ordinary shares of 10 pence each at an average price of 541.40 pence per share. The highest and lowest prices paid for these shares were 545 pence and 539 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 1,150,000 of its ordinary shares in Treasury and has a total of 420,661,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2005, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
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82-34679

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William Hill PLC - Purchase of own shares

RNS Number:3550Z
William Hill PLC
03 June 2004

3 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 2 June 2004 it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 541.45 pence per share. The highest and lowest prices paid for these shares were 542 pence and 536 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 1,650,000 of its ordinary shares in Treasury and has a total of 420,161,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director   Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

END
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Stock Exchange Announcement

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William Hill PLC - Purchase of own shares

RNS Number:4040Z
William Hill PLC
04 June 2004

4 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 3 June 2004 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 542.46 pence per share. The highest and lowest prices paid for these shares were 543.5 pence and 541.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 1,800,000 of its ordinary shares in Treasury and has a total of 420,011,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS

END
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William Hill PLC - Purchase of Own Shares

RNS Number:4536Z
William Hill PLC
07 June 2004

7 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 4 June 2004 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 546.67 pence per share. The highest and lowest prices paid for these shares were 548 pence and 543.25 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 2,100,000 of its ordinary shares in Treasury and has a total of 419,711,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
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Stock Exchange Announcement

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William Hill PLC - Director Shareholding

RNS Number:6116Z
William Hill PLC
10 June 2004

10 June 2004

WILLIAM HILL PLC ('the Company')
ANNOUNCEMENT

This is to advise that David Harding, Chief Executive, notified the Company yesterday that he had exercised options yesterday over 996,954 ordinary shares of 10 pence each in the Company and had sold 946,954 of those shares at 555 pence per share, leaving him with an interest in 50,000 ordinary shares in the Company.

Following this sale, the Company's executive directors retain an interest in the Company's share schemes as follows:

Director	Executive Director Incentive Plan (No. of shares)	Long-term Incentive Plan (No. of shares)	SAYE (No. of shares)
David Harding	855,556	81,508	-
Tom Singer	427,778	48,090	5,277

Helen Grantham
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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82-34679

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William Hill PLC - Purchase of Own Share

RNS Number:6573Z
William Hill PLC
11 June 2004

11 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 10 June 2004 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 540 pence per share. The highest and lowest prices paid for these shares were 540 pence and 540 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 2,200,000 of its ordinary shares in Treasury and has a total of 419,611,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director   Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick   Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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William Hill PLC - Purchase of Own Shares

RNS Number:7044Z
William Hill PLC
14 June 2004

14 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 11 June 2004 it purchased 2,000,000 of its ordinary shares of 10 pence each at an average price of 536.60 pence per share. The highest and lowest prices paid for these shares were 540 pence and 533 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 4,200,000 of its ordinary shares in Treasury and has a total of 417,611,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
POSGUUQGQUPCGMG

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William Hill PLC - Purchase of Own Shares

RNS Number:7539Z
William Hill PLC
15 June 2004

15 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 14 June 2004 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 521.8 pence per share. The highest and lowest prices paid for these shares were 522.5 pence and 520.0 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 4,400,000 of its ordinary shares in Treasury and has a total of 417,411,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

Stock Exchange Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

William Hill PLC - Purchase of Own Shares

RNS Number:0347A
William Hill PLC
23 June 2004

23 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 22 June 2004 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 534.89 pence per share. The highest and lowest prices paid for these shares were 535 pence and 534 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 4,600,000 of its ordinary shares in Treasury and has a total of 417,211,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSPUUUPQUPCGMP

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:0821A
William Hill PLC
24 June 2004

24 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 23 June 2004 it purchased 450,000 of its ordinary shares of 10 pence each at an average price of 534.1 pence per share. The highest and lowest prices paid for these shares were 535.25 pence and 532.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 5,050,000 of its ordinary shares in Treasury and has a total of 416,761,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director — Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick — Tel: 020 7404 5959

END
POSPUUCGQUPCGMW

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:1323A
William Hill PLC
25 June 2004

25 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 24 June 2004 it purchased 275,000 of its ordinary shares of 10 pence each at an average price of 531.5 pence per share. The highest and lowest prices paid for these shares were 533 pence and 529 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 5,325,000 of its ordinary shares in Treasury and has a total of 416,486,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

END
POSPUUWGQUPCGMC

Stock Exchange Announcement

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William Hill PLC - Purchase of Own Shares

RNS Number:1807A
William Hill PLC
28 June 2004

28 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 25 June 2004 it purchased 400,000 of its ordinary shares of 10 pence each at an average price of 536 pence per share. The highest and lowest prices paid for these shares were 536 pence and 536 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 5,725,000 of its ordinary shares in Treasury and has a total of 416,086,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director	Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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William Hill PLC - Purchase of Own Shares

RNS Number:2304A
William Hill PLC
29 June 2004

29 June 2004

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 28 June 2004 it purchased 550,000 of its ordinary shares of 10 pence each at an average price of 536.6 pence per share. The highest and lowest prices paid for these shares were 539 pence and 534.5 pence respectively. It is intended that these shares are to be held in Treasury.

Following the purchase, William Hill PLC holds 6,275,000 of its ordinary shares in Treasury and has a total of 415,536,111 ordinary shares (excluding treasury shares) in issue.

At its Annual General Meeting held on 17 May 2004, William Hill PLC was authorised by its shareholders to purchase up to 42,181,111 of its ordinary shares (representing 10% of its issued share capital, subject to certain conditions as outlined in the resolution). William Hill PLC intends to hold up to a maximum of 10,545,278 ordinary shares in Treasury.

Enquiries:

Tom Singer, Group Finance Director Tel: 020 8918 3952
Ben Brewerton/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS

82-34679

ARIS
12-30-03

William HILL

Annual Report and Accounts 2003

Founded in 1934, William Hill is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering Amusement With Prizes machines and Fixed Odds Betting Terminals in licensed betting offices and operating online casinos and greyhound stadia. It is a market leader in all major betting channels in the UK with an established international presence through its online business.

Contents

Financial Highlights

- Turnover up 77% to £5,945.8m (2002 – £3,365.3m) and gross win up 24% to £654.3m (2002 – £527.7m)

- Excellent rates of growth in gross win and operating profit in all three channels – retail, telephone and interactive

- Profit on ordinary activities before finance charges and taxation up 43% to £201.7m (2002 – £141.4m before exceptional costs)

- Profit on ordinary activities after tax up 114% to £125.6m (2002 – £58.6m before exceptional costs)

- Basic earnings per share up 78% to 30.0 pence (2002 – 16.9 pence before exceptional costs)

- Interim dividend of 3.5 pence per share and proposed final dividend of 9.0 pence per share (payable on 3 June 2004) giving a total dividend up 44% to 12.5 pence per share (2002 – 8.7 pence per share)

- As part of an ongoing review of the options for returning surplus capital to shareholders in the most efficient manner, it is proposed to seek authority from shareholders at the forthcoming Annual General Meeting to repurchase up to 10% of the issued share capital

- Encouraging start to the current trading year with Group gross win up 17% in the eight weeks ended 24 February 2004 over the corresponding period (which did not benefit materially from FOBTs), and double digit growth in gross win in all channels

Chairman's Statement

Group profit on ordinary activities before finance charges, tax and exceptional costs was £201.7m, an increase of 43% on last year, and our fourth successive year of double digit profit growth.

All three channels generated higher profits with growth in the interactive channel and via self service fixed odds betting terminals (FOBTs) in licenced betting offices (LBOs) exceeding the more than satisfactory levels of growth achieved in the telephone channel and the over the counter business in LBOs.

The continuing strength of FOBT business owes much to the landmark decision by the Gaming Board of Great Britain to withdraw from its planned legal challenge to these betting terminals in favour of an agreed Code of Conduct regarding their deployment and operation.

This was obviously a welcome move and bodes well for our future relationship with government and any future industry regulator. It shows how, with constructive dialogue, the right balance between free market policies and socially responsible product innovation can be achieved to the benefit of all in a commercial gambling environment.

We still believe that our future will be shaped by the ongoing process of regulatory modernisation. However, the timing and substance of any Gambling Bill remain subject to parliamentary scrutiny and due process. Whilst we seek to both influence and anticipate the outcome of this process, we will continue to focus on organic growth opportunities, and keep an open mind about our potential to participate in any industry consolidation or convergence through acquisition.

Our strong financial performance since the Group's flotation in June 2002 has allowed us to create significant value for our shareholders and pay down debt. Consistent with our stated intention of returning value to shareholders, we propose to raise the total dividend by 44% to 12.5 pence per share, and to seek authority from shareholders at the forthcoming Annual General Meeting to buy back up to 10% of the issued share capital.

The current year has got off to an encouraging start.

In the eight weeks ended 24 February 2004, the Group's gross win was up 17% against the corresponding period with all three channels achieving double digit rates of growth. Roughly half of the total increase is attributable to the net movement in gross win derived from FOBTs and AWPs. The FOBT roll out accelerated from April 2003 and will become less of a factor in driving gross win growth later this year.

The Group's operating expenses were up 13% over the corresponding period primarily as a result of normal inflationary pressures across the Group, and within the retail business higher staff costs consistent with the strategy of extended trading in the LBOs.

Each of the three channels is well positioned relative to the competition and has a clear strategy designed to deliver sustainable profit growth in the current year.

I would like to take this opportunity on behalf of the Board and shareholders to thank all our staff for their continuing contribution to the Group's success.

Furthermore, I cannot complete this, my first statement as Chairman of William Hill, without paying tribute to my predecessor. John Brown was with the Group for 44 years, famously rising from tea boy to Chairman, and has been the inspiration for many of the innovations in both the Group and betting industry over many years. That he will be sorely missed is without doubt. However, he has handed over the reins with the Group in exceptionally good shape, and we face the future with justifiable confidence.

Charles Scott
Chairman

Chief Executive's Review

Each of our three channels has made strong progress in developing its business over the year and is well placed to meet the regulatory and competitive challenges ahead.

Importantly, the business is now very broadly based, having benefited from channel, product and market diversification in recent years.

This is perhaps best illustrated by the growth in remote channels, which has been achieved without cannibalisation of the high street retail business. In 2000, only 14% of the Group's gross win and less than 11% of Group operating profit derived from these channels. In 2003, 22% of gross win and 30% of operating profit came from the remote telephone and interactive businesses in which William Hill enjoys a very strong market position.

Notwithstanding the success of our telephone and interactive businesses, the most significant event to impact this year's performance was the accelerated rollout of fixed odds betting terminals (FOBTs) into the retail estate. These self service terminals give customers access to a variety of numbers betting products.

The Gaming Board of Great Britain (GBGB) initially challenged the legality of these terminals, claiming that they believed them to be gaming machines. After extensive discussions, the GBGB and the Department of Culture, Media and Sport (DCMS) have determined that, with the signing of a Code of Conduct governing the deployment of these terminals, it is no longer in the public interest to pursue the legal challenge.

We naturally welcome this agreement and believe it paves the way for a constructive working relationship, based extensively on self-regulatory codes of conduct, with the future Gambling Commission.

Retail

Turnover was £4,751.8m (up 93%) due to the roll out of FOBTs, that generate significant turnover albeit at low margin, and growth in the traditional over the counter business.

Gross win from FOBTs and Amusement With Prizes machines (AWPs) was £100.5m, up £59.0m, due to the aggressive roll out of FOBTs from April 2003 and despite the loss of some £8.1m of income from AWPs. Some of the growth in this income will also represent substitution from traditional over the counter business albeit not capable of separate quantification. Notwithstanding this substitution effect, gross win on traditional over the counter business grew by 7.4% to £405.1m, driven by a combination of extended opening hours, product innovation and estate development.

At the end of the year we had 3239 FOBTs deployed across the estate, and 2454 AWPs, giving an average density of 3.6 FOBTs/AWPs per licensed betting office (LBO). The average number of FOBTs through the year was 2,400 and for AWPs was 2,700, and the average profitability (after all rental and revenue share costs) for FOBTs was £380 per terminal per week.

Horse racing gross win grew in absolute terms for the first time in four years, and the share represented by bets on greyhound racing remained steady at 21% of total gross win. Virtual racing (horseracing and greyhounds) products grew significantly following their introduction in May 2002. Gross win on football business was flat excluding the impact of the World Cup in 2002.

We finished the year with 1,586 LBOs, a net increase of seven units over the year. During the year, we opened 13 new LBOs, resited 28 shops to improved locations and extended a further 14 units. The average shop size of all of these developments was considerably above the estate average, with over 1000 square feet of customer area (estate average c.600 square feet). A further 70 shops benefited from more minor facelift improvements.

Costs incurred by the retail channel increased by £21.6m (10%) compared to the corresponding period driven by a combination of increased activity, such as extended trading and the increase in the number of betting opportunities, and normal inflationary pressure. Of the total increase, £10.3m related to increases in staff costs, of which £4.4m related to the costs associated with extended opening, £3.2m reflected inflation-related pay increases, and £2.5m related to management bonuses. A further £5.7m related to increases in property costs, including £2.2m for the installation of FOBTs. Machine rentals (for FOBTs and AWPs) and the cost of the related communications network increased by £2.5m. The cost of pictures and audio supplied by SIS increased by £1.7m as a consequence of the new agreement reached in May 2002 and the additional horseracing and other products provided during the year.

Work continued throughout the year on defining our requirements for an electronic bet capture and settlement (EPOS) till system and for replacement of text systems that deliver audio-visual information to customers in LBOs. We fully expect to be in a position to award key contracts in support of these programmes during the first half of 2004. Based on our work to date, we expect our technology programme to cost £40m to £50m over the next three years, and to result in operating costs of £3m in 2004.

Licensed Betting Offices


Gross win
Trading profit
600
500
400
300
200
100
£m 0
384.1
82.2
416.7
93.2
418.9
111.9
505.6
152.4
2000
2001
2002
2003

Telephone


Gross win
Trading profit
60
50
40
30
20
10
£m 0
47.7
16.4
48.0
15.6
50.9
17.3
56.5
22.2
2000
2001
2002
2003

Interactive


Gross win
Trading profit
90
80
70
60
50
40
30
20
10
0
£m (10)
16.5
(7.7)
35.4
9.2
54.9
20.5
84.9
37.1
2000
2001
2002
2003

Telephone

Telephone is our most mature channel, and is also the business that faces most competition, from a combination of increased call centre capacity amongst traditional competitors, but also from new entrants, including betting exchanges, into remote gambling.

Against this background an 11% increase in gross win to £56.5m is a very creditable achievement. Growth in football gross win has been strong with the most significant new product contributing to this increase being "betting in running" on major televised football events.

Horseracing is still the main sport for betting via the telephone, and our continuing dominance of this channel reflects the strength of our brand amongst more sophisticated, higher staking racing clientele.

Tight cost control meant that all of this increase dropped through to the bottom line and the division generated operating profit of £22.2m (up 28%).

Interactive

The interactive channel includes our online sportsbook and arcade, casino and poker sites, and wireless Internet (WAP) and interactive television businesses.

Gross win from these operations grew by 55% to £84.9m. The fixed cost nature of this business meant that a high proportion of the increase fed through to the bottom line and operating profit increased 81% to £37.1m.

In the early part of the year, the sportsbook and arcade business was relatively flat as we shifted our marketing focus from the Far East to selected European markets, and as the first half of 2002 included the World Cup. During the second half of the year, this part of the business generated significant gross win growth as new markets were penetrated and new arcade games proved popular with customers.

The change in market focus has also resulted in a change to the underlying sports products. Football, which was by far the dominant product in the Far East, now represents only 31% of channel gross win, and the increase in UK business has resulted in growth in horse racing, now 36% of channel gross win.

Different overseas markets demonstrate different propensities to bet on other sports which is why 19% of online gross win is from non core sports, significantly more than either telephone or retail. The progressive launch of four arcade products throughout the year helped numbers betting to grow to 7% of channel gross win.

The online casino benefited from the introduction in January 2003 of person to person poker and later in the year dedicated language sites which significantly boosted growth. Despite very significant competition (estimates range from 1400 to over 3000 online gaming sites), the evidence is that customers prefer to conduct their online business with the strongest brand names, so we remain confident of our ability to retain market share.

Mobile Internet and interactive television continue to be small parts of this business. Both are to some extent constrained by the immaturity of the underlying technology, and also by the aspirations of service providers. During 2004, we expect some relaxation in these factors and anticipate that these elements of our interactive offering will grow at a faster rate.

Costs increased by £8.4m (39%) as the businesses promoted its enhanced offering and provided incentives to customers that in turn led to growth in gross win. Marketing and promotional costs increased by £4.4m and the costs of managing and processing client funds increased by £2.6m.

The majority of income was earned from UK domiciled clients, a situation which was exacerbated by the rapid slow down in revenues from Far Eastern markets following the outlawing of internet gambling by Hong Kong and subsequent banning of gambling transactions by many credit card issuers.

Protectionism is also rife in some European markets, notably Holland, Germany and Italy. In the wake of the Gambelli decision in the European Court of Justice, we are strongly lobbying the European Commission to ensure enforcement of unrestricted cross border trading. We have voluntarily stopped taking sportsbook bets from these jurisdictions, just as we do not accept sportsbook bets from US domiciled customers. We remain of the view that we are operating legally in the UK and that the responsibility for complying with other countries' laws rests with the customer. We will continue to make country specific judgements regarding accepting online business balancing the size of the opportunity against the potential costs associated with defending our position.

Cost of content

The commercial arrangement with the British Horseracing Board (BHB) for the use of data came into force in 2002 and is mirrored in the horseracing levy. Due to uncertainty surrounding the future governance of British horse racing given the ongoing Office of Fair Trading (OFT) review, the government has announced that the levy will continue for at least one more year until September 2006. We do not anticipate any attempt to increase the cost of data during this period.

The betting industry has commercial arrangements in place with all 59 British race tracks for the provision of horse racing pictures in LBOs. 49 of these tracks have a contract in place until December 2004. The industry is in active individual negotiations with a number of these tracks with a view to agreeing a new arrangement. To date, a number of new contracts have been signed resulting in some two-thirds of the current fixture list being covered until at least the end of 2007. The new contracts place greater emphasis on the provision of betting friendly racing. We are therefore confident of our ability to continue to provide coverage of horse racing without material cost increases.

Our agreement with the football leagues for football betting runs for LBOs until the end of the 2005/6 season, and for remote channels until the end of the 2003/4 season. Any attempt to increase payments to the football leagues beyond normal economics will of course be strongly contested, and we do not anticipate material increases.

The betting industry, via Bookmakers' Afternoon Greyhound Services Limited, has agreements in place for afternoon greyhound meetings (that comprises 95% of bets taken on greyhound racing) through to December 2005. Whilst there remains some pressure for an increase in the voluntary levy for the greyhound industry, we do not anticipate a major increase in our overall costs.

Competition issues

The OFT continues its "root and branch" review of the rules of racing. With the exception of an investigation into the compilation and dissemination of computer forecast formulae, the focus of the OFT is not on bookmakers. As regards the investigation into forecast formulae, the Association of British Bookmakers (ABB) is responding fully with ongoing investigations and we do not envisage any outcomes materially detrimental to the Group.

On the high street, we continue to compete with the other large national multiples, as well as with various smaller local independents. There has been some evidence of an increase in competition for new licences as some magistrates have relaxed their interpretation of the 'demand criteria' in anticipation of regulatory modernisation. However, we continue to enjoy success in contesting applications for new licences by competitors, and to win new licences ourselves.

In our telephone and interactive businesses we face a range of competition from traditional domestic fixed odds bookmakers, global online gaming providers, and providers of niche betting services such as spread betting and betting exchanges. Whilst it is impossible to measure accurately market share in these businesses, the level of growth we have experienced, despite such competition, gives us confidence that we are more than holding our own.

Regarding exchanges, we are disappointed that neither DCMS nor Customs & Excise have changed their stance regarding the licensing and taxing of layers, but we continue to lobby and are hopeful that the current process of pre-legislative scrutiny in connection with the draft Gambling Bill will result in a more constructive indication of future government policy in this area.

Regulatory development

Clauses of the draft Gambling Bill are currently being reviewed by the all party scrutiny committee under the chairmanship of John Greenway. We continue to lobby as regards the timing and content of this legislation.

Business development

We have now fully integrated our two greyhound stadia, Sunderland and Brough Park, and are very pleased with the performance of both. Between them they contributed £1.6m to trading profit, despite the latter only being under Group ownership since March 2003.

We have also fully integrated the H&K LBO chain, which is also delivering profitable growth in line with our aspirations at the time of its acquisition. We remain interested in acquiring LBOs that meet our strict return on investment targets.

We keep an open mind as to the potential for horizontal diversification into other forms of gambling, or further vertical integration, and continue to evaluate opportunities as they arise.

Share buy back

We are committed to maintaining the efficiency of the Group's balance sheet, and to maximising value creation for shareholders. Accordingly, we maintain under constant review our options for returning surplus capital to shareholders in the most efficient manner. In this context, the Group intends to seek authority from shareholders at the forthcoming Annual General Meeting to buy back up to 10% of the issued share capital.

Operating and Financial Review



The Group's strategy remains unaltered from the time of its flotation, with a strong focus on delivering sustainable profit growth and returning value to shareholders

The business, its objectives and strategy

The Group delivers its betting products to customers through three principal channels:

- Retail comprises a nationwide network of 1586 outlets, making William Hill the second largest operator of LBOs in the UK. The LBO estate is of high quality reflecting sustained investment and approximately 45% of units are located in London and the South-East. The scale of the network gives William Hill a significant competitive advantage in terms of brand recognition and allows central costs to be spread across a large estate.

- Telephone betting, in which the directors believe William Hill is the market leader, operates approximately 570 telephone bet capture positions at call centres in Leeds and Sheffield. As at 30 December 2003, the business had over 171,000 active accounts (31 December 2002 – 164,000).

- Interactive betting comprises a profitable and growing online sportsbook including arcade games (www.williamhill.co.uk), an online casino (www.williamhillcasino.com), and an online poker site (www.williamhillpoker.com). The Group accepted its first bet via the Internet in 1998 since when its sportsbook and casino have experienced significant growth in the UK and internationally, attracting customers from over 150 countries. The offering was enhanced by the introduction of arcade games in 2002 and the launch of a dedicated poker site in January 2003. In Autumn 2003, the Group took in-house a number of back office functions previously outsourced to its existing supplier of casino software Cryptologic Inc. It also introduced Boss Media AB as a second supplier of casino software, launched a Euro denominated casino and started to offer an integrated sportsbook and casino account to customers. As at 30 December 2003, the interactive business had over 247,000 active accounts (31 December 2002 – 173,000).

- The Group also operates two greyhound stadia situated in the North-East.


Roulette
Number 8 wins

William Hill continues to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of this strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities from regulatory, fiscal and technological change; and
- Selectively pursue value-enhancing acquisitions.

The directors believe that the significant growth in the Group's profitability and appreciation in the share price during the year demonstrate the soundness of this strategy.

Performance in the period

The directors consider the key metric for business activity to be gross win (rather than turnover) as this figure reflects the amount won from customers. The Group's gross win was £654.3m, representing an increase of 24% over the corresponding period.

Growth in gross win reflected a number of factors including: in the LBOs the continuing roll out of FOBTs, extended trading hours, and an expansion in the number of betting opportunities; in the telephone channel the provision of a high quality service and value added features; and in the interactive business the launch of the poker site and further development of the casino offering via the integrated account.

GPT, duty, levies, VAT and other cost of sales (excluding pay-outs to customers) increased 28% to £143.2m and includes gross profit tax paid to Customs & Excise, levies paid to the horse and greyhound racing industries, VAT incurred in respect of AWPs, and various royalty payments to suppliers of FOBTs and certain services in respect of the online casino.

The total amount of gross profit tax paid has increased by 22% due to the increase in gross win from betting activity including that generated from FOBTs. Levies have increased 4% as a result of the growth in gross win on horseracing and greyhound racing. VAT and other duty payable in respect of AWPs decreased by 20% due to the reduction in AWP gross win. Royalties paid to various suppliers of FOBTs have increased due to the success of the product although the percentage of gross win paid as royalty has fallen during the period. Similarly, royalties payable to Cryptologic Inc. and Boss Media AB, suppliers of casino software, have increased due to the success of these products, notwithstanding improvements in the contractual terms effective from April 2003.

Gross profit, representing gross win less GPT, duty, levies, VAT and other cost of sales, amounted to £511.1m, a 23% increase over the corresponding period.

Net operating expenses (before exceptional items) increased to £312.3m, an increase of 13% over the corresponding period. Approximately 50% of these costs relate to staff costs that increased 9% primarily due to the additional employees recruited in support of extended trading, an inflation related pay award, the acquisition of two greyhound stadia, the increase in the size of the retail estate and the payment of management bonuses. Other material costs include property costs that increased 6%; depreciation that increased 10%; communications costs that increased 15% primarily due to the continuing roll out of FOBTs and extending trading; advertising and sponsorship that increased 48% linked to the success of the online casino and poker offering (excludes amounts spent in the corresponding period in connection with the World Cup 2002); and an increase in AWP and FOBT rentals of 14% as the total number of FOBTs and AWPs increased during the year.

Associate income represents the Group's 19% share of the profits of its associate company, Satellite Information Services.

Net interest payable (before exceptional items) fell to £29.2m, a decrease of 52% on the corresponding period, as a result of the Group reducing its average net indebtedness and the cheaper debt financing put in place at the time of the flotation.

Tax on profit on ordinary activities relates primarily to the current year and as the Group


William HILL

earns its profits principally in the UK is calculated at 30% of taxable profits being the current rate of UK corporation tax. During the period, the Group has recovered over-payments of tax in respect of prior periods and utilised brought forward tax losses resulting in the effective tax rate falling to 26.5%.

Returns to shareholders

The Company declared an interim dividend of 3.5 pence per share and the directors propose a final dividend of 9.0 pence per share resulting in a total dividend of 12.5 pence per share, a 44% increase on the total dividend paid in respect of the corresponding period. Notwithstanding the enhanced final dividend, the Company normally aims to pay interim and final dividends that represent one third and two thirds, respectively, of the total dividend.

The Company has also announced its intention to seek authority from shareholders at the forthcoming Annual General Meeting to buy back up to 10% of the issued share capital. The majority of acquired shares will be cancelled with up to 2.5% of the issued share capital retained as treasury shares to meet future awards under the Group's various incentive and share remuneration schemes. In the opinion of the directors, the decision to seek authority for a share buy back on this scale balances the desire to return surplus capital to shareholders with the need to maintain financial flexibility for possible future acquisitions.

Dynamics of the business

The strengths of the business remain the same as those set out in the flotation prospectus and include the following:

- A market leader in all major betting channels in the UK with an established international presence;
- A long established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops, which benefits from significant past investment and ongoing refurbishment and improvement;
- An effective risk management system and significant bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team.

The directors are seeking to build an increasingly profitable business by exploiting these strengths and, at the same time, carefully managing the risks to the operation. Such risks include: the potential impact of legislative changes in the UK and overseas on the Group's scope and conduct of operations and ability to accept bets; the potential impact of changes to the UK fiscal environment; the ability of the Group to manage its bookmaking risk; the relationship with key suppliers most notably the horse and greyhound racing industries; the potential threat represented by competitors based in the UK and overseas; the risk that key technology or information systems could fail; the impact of weather or other factors on the sporting programme; the risk of loss of key personnel; the risk of a prolonged economic downturn or other geo-political events that may result in a reduction in betting activity; the risk that intermediaries such as banks refuse to accept credit and debit card transactions connected with gambling; and the risk resulting from any inability of the Group to service its debt obligations.

The Board routinely monitors all the above risks and ensures that appropriate actions are taken to mitigate the risks or their potential adverse consequences. The Chief Executive's Review further expands on certain issues that fall into the above description of risk factors.

Investment for the future

The Group spent a net £18.5m (31 December 2002 – £20.4m) on capital investment in the period.

The Group invests substantial amounts each year to open, extend, re-site and refurbish LBOs. The telephone business only required minimal capital investment in the period following the opening of a new call centre in January 2002. The Group continues to invest in the interactive business to expand the online offerings and to improve the customer experience.

All investments are evaluated against strict criteria with retail projects typically assessed against return on investment targets of between 10% and 20%, depending on the type of project, and a target return of 15% being sought for other Group initiatives.



The business undertakes significant training and development at all levels within the organisation. At operative level it ensures that all customer facing staff have both the technical and customer service skills to service the day to day business. The Group considers that succession planning for all levels of management is critical. It currently operates three development programmes for small selected groups of high potential middle, senior and executive management. In addition more specialist training and development is provided where necessary.

The Group also operates structured training programmes for selected staff drawn from managerial grades as well as job related training for shop based and administrative staff.

Capital structure and treasury

In June 2002, the Company floated on the London Stock Exchange and took the opportunity to raise gross proceeds of £340m. At the same time, the Company arranged bank facilities amounting to £660m comprising a five year term loan of £210m and a revolving credit facility of £450m available until 28 May 2007. The bank facilities are denominated in sterling as the Group's operations are largely based in the UK.

During the period, the Group generated net cash inflow from operating activities of £222.9m, a 62% increase on the corresponding period. Out of this cash flow the Group paid £22.4m in net debt service costs, paid £21.7m in corporation tax, invested a net £18.5m in capital expenditure, spent £4.9m on acquisitions, paid £38.8m in dividends, and repaid loan facilities of £114.8m. Net indebtedness fell to £366.1m at the period end (31 December 2002 – £481.4m).

The Group has complied with the terms of its bank facility during the period, including the mandatory redemption of £7.7m of outstanding high yield bonds in April 2003, and retains significant undrawn borrowing capacity under its facility to finance possible acquisitions. Immediately after the period end, the Company made a scheduled repayment of £40.0m in respect of its term loan.

The directors are keen to maintain an efficient capital structure that takes advantage of the low cost of debt relative to equity financing. To meet this objective, the Company is to seek authority from its shareholders to buy back and cancel up to 10% of its share capital to be financed using the existing bank facility.

The Company has entered into a series of amortising interest rate swaps to fix the interest payable on a substantial proportion of its floating rate debt. Subject to the proposed share buy back, the amortising nature of the swaps results in approximately 100% of forecast interest costs being hedged over the next 12 months, approximately 80% being hedged in 2005, and 60% being hedged in 2006. The directors periodically review the borrowing and hedging arrangements to ensure that they remain appropriate to the needs of the Group and take account of changes in market conditions and business plans.

Adoption of IFRS

Early in 2003, the Group initiated a project to review and assess the impact of the adoption of International Financial Reporting Standards (IFRS) on the preparation of the Group's financial statements in 2005. The project is sponsored by the Group Finance Director and is overseen by the Audit Committee.

The review is progressing well in identifying and assessing the potential impact of IFRS on accounting policies and systems as well as wider business issues such as treasury and taxation.

IFRS has been developing rapidly since the project began, and the current focus is on considering the large number of final standards which have recently been issued. Additional work will also be required to assess the implications of any further standards that are expected to be issued in the period leading up to the International Accounting Standards Board's deadline of 31 March 2004.

The above text has been prepared with reference to the guidance issued by the Accounting Standards Board in January 2003 entitled 'Operating and Financial Review.'

Board of Directors



Charles Scott
Non Executive Chairman



David Harding
Chief Executive Officer



Tom Singer
Group Finance Director



Barry Gibson
Senior Independent Non Executive Director



David Allvey
Non executive director

Charles Scott
Non Executive Chairman

(effective 1 January 2004)

Responsibilities:
Chairman of the Board with responsibility for best practice corporate governance

Board committees:
Audit Committee
Nomination Committee (Chairman)
Remuneration Committee

Current directorships:
TBI PLC (Senior Independent Non Executive Director)
In Technology PLC (Non executive director)
adidas-Salomon AG (Non executive director)
Profile Media Group PLC (Non executive director)
Emcore Corporation (Non executive director)

Mr Scott is a director of a number of private limited companies.

Former roles:
Chief Executive, Saatchi & Saatchi PLC
Chairman, Cordiant Communications Group PLC
Chairman, Robert Walters PLC

Qualifications:
Chartered accountant

Age: 55

David Harding
Chief Executive Officer

Responsibilities:
Responsible for the Group's overall strategic direction and the day-to-day management and profitability of the Group's operations.

Former roles:
Deputy Chief Executive, Scottish Amicable PLC

Mr Harding was a director of a number of private limited companies.

Qualifications:
MBA Warwick University

Age: 48

Tom Singer
Group Finance Director

Responsibilities:
Finance, strategic planning, investor relations, security and internal audit

Former roles:
Finance Director, Moss Bros Group PLC
Management consultant, Mckinsey & Co

Qualifications
Chartered accountant

Age: 40

David Allvey
Non executive director

Board committees:
Audit Committee (Chairman)
Nomination Committee
Remuneration Committee

Current directorships:
Britannic Group PLC (Non executive director)
Costain Group PLC (Non executive director)
Intertek Group PLC (Non executive director)
Mytravel Group PLC (Non executive director)

Former roles:
Group Finance Director, BAT Industries PLC
Group Operating Officer, Zurich Financial Services PLC
Group Finance Director, Barclays Bank PLC
Non executive director, McKechnie Group PLC

Industry bodies:
Former member of the UK Accounting Standards Board
Former member of the International Accounting Standards Insurance Group
Former Chairman of the Fiscal Committee of the 100 Group of UK Finance Directors

Qualifications:
Chartered accountant

Age: 59

Barry Gibson
Senior Independent Non Executive Director

(effective 1 January 2004)

Responsibilities:
Senior Independent Non Executive Director for the purposes of the Combined Code of Conduct

Board committees:
Audit Committee
Nomination Committee
Remuneration Committee (Chairman)

Current directorships:
National Express Group Plc (Non executive director)

Former roles:
Group Chief Executive, Littlewoods PLC
Group Retail Director, BAA PLC

Industry bodies:
Chairman of Retail Trust (Charity)

Age: 52

Professional advisers

Freshfields Bruckhaus Deringer
(Legal advisers)
65 Fleet Street
London EC4Y 1HS
T +44 (0) 20 7936 4000

Deloitte & Touche LLP
(Auditors)
Hill House
1 Little New Street
London EC4A 3TR
T +44 (0) 20 7936 3000

Brunswick Group Ltd
(Financial public relations)
16 Lincoln's Inn Fields
London WC2A 3ED
T +44 (0) 20 7404 5959

Schroder Salomon Smith Barney
(Corporate stockbrokers)
Citigroup Centre
33 Canada Square
London E14 5LB
T +44 (0) 20 7986 4000

Capita Registrars
(Registrar)
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
T +44 (0) 870 1623100

Directors' Report

The Directors present their annual report on the activities of the Group, together with the financial statements and auditors' report for the 52 weeks ended 30 December, 2003.

Principal activities

The principal activities of the Group during the period continue to be the operation of licensed betting offices and the provision of telephone and Internet betting and online casino services.

The subsidiary and associated undertakings principally affecting the profits or net assets of the Group are listed in note 16 to the financial statements.

Business review

Full details of the Group's activities and a report on its business, strategy and likely future developments are contained in the Chief Executive's Review and Operating and Financial Review on pages 4 to 10.

Details of significant events since the balance sheet date are contained in note 33 to the financial statements.

Results and dividends

The Group's profit on ordinary activities after taxation and exceptional items was £125.6m (52 weeks ended 31 December 2002 - £21.2m). The directors recommend a final dividend of 9.0 pence per share to be paid on 3 June 2004 to ordinary shareholders on the Register of Members on 7 May 2004 which, together with the interim dividend of 3.5 pence per share paid on 4 December 2003, makes a total of 12.5 pence per share for the period (52 weeks ended 31 December 2002 - 8.7 pence per share).

Directors

The directors who served during the period and as at 4 March 2004 comprise:

Charles Scott * † ‡ (1)	Non Executive Chairman
David Harding	Chief Executive
Thomas Singer	Group Finance Director
David Allvey * † ‡ (2)	Non executive director
Barry Gibson * † ‡ (3)	Senior Independent Non Executive Director

* Member of Nomination Committee (1) (Chairman)
† Member of Remuneration Committee (3) (Chairman)
‡ Member of Audit Committee (2) (Chairman)

Messrs. Chotai and Mackenzie resigned from the Board as non executive directors on 29 April 2003.

Mr Brown retired as Non Executive Chairman on 31 December 2003.

Mr Scott was appointed Non Executive Chairman with effect from 1 January 2004, and relinquished his position as Senior Independent Non Executive Director on 31 December 2003.

Mr Gibson was appointed Senior Independent Non Executive Director on 1 January 2004.

Following the resignations of Messrs. Chotai and Mackenzie as members of the Audit and Remuneration Committees, Mr Gibson was appointed to the Audit Committee and Messrs. Scott and Allvey were appointed to the Remuneration Committee.

Directors proposed for re-election

Messrs. Allvey and Gibson retire by rotation at the next Annual General Meeting and offer themselves for re-election.

Please refer to page 12 for directors' biographies.

Supplier payments policy

The Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Group at 30 December 2003 were equivalent to 16 days purchases (31 December 2002 - 17 days purchases), based on the average daily amount invoiced by suppliers during the period.

Charitable contributions

During the period the Group made charitable donations of £217,000 (52 weeks ended 31 December 2002 - £24,000) principally to industry related charities serving the communities in which the Group operates.

Substantial shareholdings

On 4 March 2004 the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the interests in

the ordinary share capital of the Company set out in the table below.

Disabled employees

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitude of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment within the Group continues and that appropriate training is arranged. It continues to be the policy of the Group that the training, career development and promotion of disabled persons should as far as is feasible be identical to that of other employees.

Employee consultation

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings, and "INFORM", the Group magazine.

Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. The Company operates two SAYE Share Option Schemes (Schemes). They are open to all eligible employees based on a three, five or seven year monthly savings contract. Options under the Schemes are granted with an exercise price up to 20% below the prevailing share price. The maximum permissible monthly savings under the Schemes is £250.

Disapplication of pre-emption rights

Shareholder authority by special resolution will be sought at the forthcoming Annual General Meeting to make appropriate changes to the Company's Articles of Association (see Notice of Annual General Meeting) in order to effect the disapplication of pre-emption rights in accordance with Section 89, Companies Act 1985.

Authority to purchase own shares

Shareholder approval will also be sought at the forthcoming Annual General Meeting to change the Company's Articles of Association so as to authorise it to purchase its own shares and to hold a proportion of such shares as treasury shares.

Changes to the terms of the Group's bonus scheme, incentive plans and SAYE share option schemes

Since 1 December 2003, listed companies have been able to hold their own shares as treasury shares pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. One of the potential uses of treasury shares permitted by those regulations is to satisfy share options and share awards under employee share schemes.

The Company wishes to have the flexibility to use treasury shares to satisfy options and awards granted under the Company's employee share schemes in the future. Under the Listing Rules, this requires prior shareholder approval. Accordingly, shareholders' authority will be sought at the Annual General Meeting to make appropriate changes to the rules of the 2004 Senior Management Operating Bonus Scheme, the William Hill Executive Director Incentive Plan, the William Hill Long Term Incentive Plan and the William Hill SAYE Share Option Schemes to enable awards and share options under these arrangements to be satisfied using treasury shares.

Auditors

On 1 August 2003, Deloitte & Touche, the Company's auditors transferred their business to Deloitte & Touche LLP, a limited liability partnership incorporated under the Limited Liability Partnership Act 2000. The Company's consent has been given to treating the appointment of Deloitte & Touche as extending to Deloitte & Touche LLP under the provision of section 26(5) of the Companies Act 1989. A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Nigel Blythe-Tinker
Group Company Secretary
4 March, 2004

Registered Office:
Greenside House,
50 Station Road,
Wood Green,
London N22 7TP

Substantial shareholdings

Name of holder	Number of shares	Percentage shareholding
Fidelity	58,388,847	13.84
Barclays Global Investors Ltd	51,160,048	12.12
ISIS Asset Management PLC	15,905,926	3.77
Legal & General Investment Management	14,357,096	3.40
Baillie Gifford & Co	13,361,246	3.16
Insight Investment Management Limited	12,817,852	3.03

Directors' Remuneration Report

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations (Regulations). The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. As required by the Regulations, a resolution to approve this report will be proposed at the Annual General Meeting of the Company at which the financial statements are expected to be approved.

The Regulations require the auditors to report to the Company's shareholders on the "auditable part" of the Directors' Remuneration Report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited information

Remuneration Committee

The Company has established a Remuneration Committee (Committee), which is constituted in accordance with the recommendations of the Combined Code. The members of the Committee are Mr Gibson (Senior Independent Non Executive Director), Mr Scott (Non Executive Chairman) and Mr Allvey (non executive director). Mr Chotai who resigned from the Board as a non executive director in April 2003 and Mr Brown who retired as Non Executive Chairman on 31 December, 2003 also served on the Committee. The Committee is chaired by Mr Gibson and makes recommendations to the Board on remuneration and benefit related issues. No director plays a part in any discussion about his own remuneration.

In determining the directors' remuneration, the Committee appointed Towers Perrin to provide advice on structuring directors' remunerations packages. The Committee also consulted Mr Harding (Chief Executive) and Mr Russell (Group Director, Human Resources) about its proposals. Towers Perrin did not provide any other services to the Group.

Remuneration policy

The remuneration policy has been designed to ensure that the Group has the ability to attract and retain senior managers of a high calibre, align the interests of the senior management with that of the shareholders and be compliant with best practice. The performance measurement of the key members of senior management and the determination of their annual remuneration package are undertaken by the Committee. The remuneration of the non executive directors is determined by the Board within limits set out in the Articles of Association.

This report sets out the Group's policy on senior management remuneration for 2004 and, so far as practicable, for subsequent years. This policy will continue unless changed by the Committee, and any changes in policy for years after 2004 will be described in future Directors' Remuneration Reports, which will continue to be subject to shareholder approval. The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Group's business environment and in remuneration practice.

There are four main elements of the remuneration package for senior management:

- Basic annual salary and benefits;
- Bonus payments;
- Share option incentives; and
- Pension arrangements.

The Group's policy is to position the basic salaries of the senior management at the median of the relevant competitive market, with a substantial proportion of their remuneration being performance related. As described below, senior management may earn annual incentive payments of up to 75% of their basic salary together with the benefits of participation in share option schemes.

Executive directors are required to obtain the Board's prior written consent to accept external appointments.

Basic annual salary and benefits

The salaries of senior management are reviewed on 1 March each year. Individual pay levels, within the competitive market, are determined by reference to performance, experience and potential. For the basis of comparison the benchmark used is the retail and leisure companies within the Towers Perrin survey of 106 companies, adjusted by reference to specific competitor groups and cross-checked against the whole survey and a sample of companies of comparable size within the FTSE250.

The basic salaries of Messrs. Harding and Singer were reviewed in March 2003. Mr Harding commuted 10% of his pension supplement into his salary, which increased to £385,000 and Mr Singer had his salary increased by 2.5% to £225,500. The basic salaries of other senior management were reviewed and increased by between 2.5% and 5% in March 2003.

In addition to basic salary, senior management receive other competitive benefits, such as a fully expensed car or car allowance, private health cover and permanent health insurance. It is intended to continue to provide these benefits but retain the flexibility to provide a cash alternative for any or all of these according to individual circumstances.

Bonus payments

Executives are eligible to participate in a senior management bonus scheme that is reviewed by the Committee on an annual basis to determine the most appropriate performance measure for that year. For 2003, this comprised the Group financial performance as measured by profit on ordinary activities before tax and exceptional items and provided for a target payment of 20% of basic salary and a maximum payment of 50% of basic salary. Bonus payments for Messrs. Harding and Singer for the 52 weeks ended 30 December 2003 were 50% of basic

salaries. This was the maximum under the 2003 bonus arrangement and reflects the above target improvement in profit on ordinary activities before tax.

The scheme for 2004 is based on the Group's financial performance as measured by profit on ordinary activities before finance charges and provides for a target payment of 30% of basic salary and a maximum payment of 75% of basic salary, two thirds of which is payable in cash with the remaining third paid in shares which will be held on behalf of the executive until the third anniversary of the award.

Share option incentives

Long-term incentives are provided to drive performance, aid retention and align the interests of executives with those of shareholders. There are three schemes in existence:

a) The Executive Director Incentive Plan (EDIP) was established to reward Messrs. Harding and Singer in the event of admission of the Company's shares to the London Stock Exchange and will not be repeated. Under the scheme each is entitled to an award of shares, structured as a nil cost option, which will vest in three annual tranches (30%, 30% and 40%), starting from the date of the first anniversary of admission, subject to the Company's Total Shareholder Return (TSR) performance against companies in the FTSE250 over the period from the date of admission to the date immediately preceding each relevant tranche vesting date. If top quartile TSR performance is achieved, all the shares in that tranche will vest. If median TSR performance is achieved, half the shares will vest, and if performance is between the median and upper quartiles, between half and the full amount will vest, on a straight-line basis. No shares will vest for below median performance. The Company's TSR performance to June 2003 was in the top decile and the full 30% of the shares in the first tranche has vested.

b) The Long-Term Incentive Plan (LTIP) is for senior management. The LTIP will be administered by the Committee and will provide conditional awards of shares to a value of up to 50% of salary (the basic award) for middle and senior management and up to a further 50% (the matching award) for senior management. The matching award will be on a ratio of not more than one to one and accordingly the maximum value of shares that can be awarded in any financial year is 100% of salary. Release of the shares will be dependent upon the Company's TSR performance over a three year period measured against the performance of companies comprising the FTSE250 over the same period and the continued employment of the individual at the date of vesting. Shares vest in proportion to above median TSR performance and no shares vest if the Company's performance is below median. Full vesting requires TSR performance to be in the top decile compared to the comparator group. The first award under the LTIP was granted in March 2003 in which Messrs. Harding and Singer agreed not to participate. An additional award will be made in March 2004 in which Messrs. Harding and Singer will participate. In the future awards will be made annually subject to objective conditions provided this is justified by corporate and individual performance.

c) The Company also operates SAYE Share Option Schemes for eligible employees under which options are granted with an exercise price up to 20% below the prevailing share price. Senior management are eligible to participate.

The Committee considers TSR to be the most appropriate metric for the EDIP and LTIP as it rewards management's performance in both growing the business as reflected in the share price and returning value to shareholders via the payment of dividends.

The Company does not operate any long-term incentive schemes other than the share option schemes described above. No significant amendments are proposed to be made to the terms and conditions of any entitlement of a director to share options.

Pension arrangements

Market competitive retirement benefits are provided to act as a retention mechanism and reward long service. Executive directors are members of the "Retirement Plan" section of the William Hill Pension Scheme. This provides defined benefits based on final pensionable pay and length of service. Benefits accrue at a rate of 1/30th of pensionable salary, up to the Earnings Cap, for each year of pensionable service. Their dependants are eligible for dependants' pensions and the payment of a lump sum, equivalent to four times salary, in the event of death in service. Pensionable pay is basic salary less the Lower Earnings Limit and no other payments are pensionable.

Where appropriate, member's benefits are restricted by the Earnings Cap but the loss of benefit is compensated for by additional salary on a discretionary basis. Messrs. Harding and Singer received 10% of basic salary for this loss of benefit in the period.

The current final salary scheme is closed to new entrants and has been replaced by a money purchase scheme in respect of new joiners. The normal retirement age is 63 (final salary) and 65 (money purchase).

Policy regarding minimum shareholding

The Board requires executive directors and certain members of senior management to hold a minimum shareholding in the Company equal to one year's basic salary. Whilst not contractually enforceable, the Committee expects to exercise its discretion so as not to extend participation in various bonus schemes and the LTIP to individuals who fail to meet the minimum shareholding requirement. The Committee has stipulated that Messrs. Harding and Singer meet this requirement by the end of 2004, and that other members of senior management do so by the end of 2007. These timeframes were set in the expectation that all or some of the options and shares awarded under the EDIP, LTIP and annual bonus scheme will vest by these dates thereby providing the executive with shares that can contribute toward meeting the minimum shareholding requirement.

Historical TSR Performance Graph

Growth in the value of a hypothetical £100 holding since the date of listing on 20 June 2002 versus FTSE 250 (excluding investment companies) Index. Comparison based on the offer price of £2.25 on 20 June 2002. All other points are based on average values taken over the prior 30 trading days.



Value of Hypothetical £100 Holding
£200.00
£180.00
£160.00
£140.00
£120.00
£100.00
£80.00
£60.00
£40.00
£20.00
£0.00
William Hill
FTSE 250 (excluding investment companies)
June 2002
December 2003

The above graph shows the Company's performance, measured by TSR, compared with the performance of the FTSE250 (excluding investment companies) also measured by TSR. The FTSE250 (excluding investment companies) has been selected for this comparison because it is the index used by the Company to determine payments under the EDIP and LTIP.

The graph consists of points representing the change in the value of a nominal investment of £100 made on 20 June 2002 in the Company and the FTSE 250 (excluding investment companies) index, respectively. The change in value of the index holding reflects changes in the constituent companies over the period. The closing values at 30 December 2003 represent the average value of each nominal holding measured over the thirty trading days to that date and reflect the change in the share price and the value of dividend income re-invested over the period.

Policy on executive directors' contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum of one year's notice. Consequently no executive has a contractual notice period in excess of 12 months.

In the event of early termination the policy on executive directors' contracts provides for compensation up to a maximum of 12 months basic salary, pension contributions, other benefits, and pro-rated annual bonus.

Executive directors contracts

Mr Harding is employed under a service contract with the Company dated 28 May 2002 and is entitled under the contract to a basic annual salary, participation in the Company's bonus scheme, a company car (or cash allowance in lieu), permanent health insurance and private medical insurance cover. Mr Harding is also entitled to membership of the Company's pension scheme (pensionable salary limited to the Earnings Cap) and receives an annual payment of 10% of basic salary to reflect the restriction imposed by the Earnings Cap. Mr Harding's contract is for an indefinite term ending automatically on his retirement date (age 63), but may be terminated by 12 months notice given by either party. The Company may at its discretion elect to terminate the contract by making within ten days of the termination of employment a payment in lieu of notice equal to:

- The salary Mr Harding would have received during the notice period;
- A pro-rated amount in respect of bonus in respect of the year in which the employment terminates; and
- The annual cost to the Company of providing pension and all other benefits to which Mr Harding is entitled under his contract.

If Mr Harding's employment is terminated following a change of control of the Company and within 12 months of such change of control Mr Harding is given notice or if Mr Harding terminates his employment for a good reason as defined in the service contract, the Company is obliged to pay within seven days of the termination of the employment a lump sum payment calculated in the same way as the payment in lieu of notice described above.

Mr Singer is employed under a service contract with the Company dated 28 May 2002. The terms and conditions of Mr Singer's service contract are the same as for Mr Harding.

Non executive directors

All non executive directors have specific terms of engagement and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non executive directors of similar companies. Mr Brown, who retired as Non Executive Chairman on 31 December 2003, has been retained on a one year consultancy contract at an annual cost of £35,000. Mr Scott who replaced Mr Brown was appointed Non Executive Chairman on 1 January 2004 and his basic annual fee will be £225,000 in respect of all services rendered to the Company. In the event of early termination Mr Scott is entitled to receive up to 12 months salary as compensation. The basic annual fee paid to Messrs. Scott, Allvey and Gibson, the independent non executive directors who chair the Nominations, Audit and Remuneration Committees respectively, was £35,000. Messrs. Scott, Allvey and Gibson were appointed in May 2002 for a term of three years, subject to re-election when appropriate by the Company in general meeting. Non executive directors cannot participate in any of the Company's share option schemes and are not eligible to join the Group's pension scheme.

Audited information

Directors' emoluments and remuneration

Name of director	Fees/ basic salary* £	Benefits in kind £	Annual bonuses £	2003 total £	2002 total £
Executive directors					
David Harding	428,804	14,675	192,500	635,979	3,363,901
Tom Singer	243,375	17,191	112,750	373,316	1,740,887
Non executive directors					
John Brown	150,000	32,381	97,037	279,418	823,732
Charles Scott	35,000	–	–	35,000	29,212
David Allvey	35,000	–	–	35,000	21,431
Barry Gibson	35,000	–	–	35,000	21,431
Yagnish Chotai (fees payable to Cinven)	7,000	–	–	7,000	28,261
Donald Mackenzie (fees payable to CVC Capital Partners)	7,000	–	–	7,000	28,261
Aggregate emoluments	941,179	64,247	402,287	1,407,713	6,057,116

* Included in fees/basic salary for Mr Harding and Mr Singer was £49,637 and £18,792 respectively paid as compensation for loss of pension benefit due to the Earnings Cap.

There were no payments by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services. The non-cash elements of the executive director's remuneration packages consist of the provision of a company car or car allowance, private health cover, travel card and permanent health insurance.

Directors' share options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors. Details of options for directors as at 30 December 2003 are as follows:

Name of director	Scheme	Number of shares at 1 January 2003	Granted during the period	Exercised during the period	Number of shares at 30 December 2003	Exercise price	Date from which exercisable	Expiry date
David Harding	Float bonus	630,288	–	–	630,288	Nil	March 2004	March 2009
	EDIP	1,222,222	–	–	1,222,222	Nil	June 2003 (30%)	June 2006
							June 2004 (30%)	June 2007
							June 2005 (40%)	June 2008
Tom Singer	Float bonus	315,144	–	–	315,144	Nil	March 2004	March 2009
	EDIP	611,111	–	–	611,111	Nil	June 2003 (30%)	June 2006
							June 2004 (30%)	June 2007
							June 2005 (40%)	June 2008
	SAYE	5,277	–	–	5,277	180p	August 2005	February 2006
John Brown	N/A	–	–	–	–	–	–	–
Charles Scott	N/A	–	–	–	–	–	–	–
David Allvey	N/A	–	–	–	–	–	–	–
Barry Gibson	N/A	–	–	–	–	–	–	–

The Company's ordinary shares were listed and admitted to trading on the London Stock Exchange on 20 June 2002 at a price of £2.25 at which time Messrs. Harding and Singer became eligible to receive the float bonus and benefit under the EDIP arrangement. For the EDIP the performance criteria under which options have been granted are detailed on page 16. Options granted as part of the float bonus and under the SAYE Share Option Scheme are not subject to performance criteria. There have been no variations to the terms and conditions or performance criteria for share options during the financial period.

The market price of the ordinary shares at 30 December 2003 was £4.29 and the range during the period from 1 January 2003 to 30 December 2003 was £1.93 to £4.30.

Directors' pension entitlements

Three directors were members of the Group's defined benefit pension scheme.

Mr Brown retired from the pension scheme on 17 September 2002 and is currently receiving a pension of £188,208 per annum. Accordingly, the cost of the pension entitlement did not vary during the period.

For Messrs. Harding and Singer, in accordance with the Regulations, the following table shows the members' contributions, the increase in accrued entitlement during the period and the accrued entitlement at the end of the period:

Name of director	Accrued pension 1 January 2003 £	Real increase in accrued pension £	Inflation £	Increase in accrued pension in the period £	Accrued pension 30 December 2003 £
David Harding	7,830	2,951	219	3,170	11,000
Tom Singer	6,210	3,241	174	3,415	9,625

The following table sets out the transfer value of the directors' accrued benefits under the same scheme calculated in a manner consistent with "Retirement Benefit Schemes" – Transfer Values (GN 11)" published by the Institute of Actuaries and the Faculty of Actuaries:

Name of director	Transfer value 1 January 2003 £	Value of real increase in accrued pension net of contributions £	Other changes to transfer value £	Increase in transfer value in the period net of contributions £	Contributions made by the director £	Transfer value 30 December 2003 £
David Harding	58,252	17,420	2,705	20,125	4,928	83,305
Tom Singer	31,941	11,982	1,369	13,351	4,928	50,220

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above tables.

Approval

This report was approved by the board of directors on 4 March 2004 and signed on its behalf by:

Barry Gibson
Chairman of the Remuneration Committee
4 March, 2004

Statement on Corporate Governance

For the period the Group was required to comply with the Combined Code on Corporate Governance issued in June 1998 (Hampel Code).

Statement of compliance with the Hampel Code

The directors believe the Group complied with these requirements except as noted below.

- The independent non executive directors during part of the year constituted half, rather than a majority of non executive directors on the Board. The independent non executive directors were Messrs. Scott, Allvey and Gibson. The remaining non executive directors were Messrs. Mackenzie and Chotai who resigned on 29 April 2003 and Mr Brown who retired on 31 December 2003.
- Mr Brown as Non Executive Chairman was prior to his retirement not considered to be independent as he was previously Chief Executive of the Group. Although not considered independent, Mr Brown was a member of the Remuneration Committee during the period. The independent non executive directors considered that his guidance as a member of the Remuneration Committee was invaluable in assessing the performance of the executive directors and other members of senior management and therefore in correctly determining their remuneration.

Introduction of the revised Combined Code

In July 2003 the Financial Reporting Council issued a revised Combined Code on Corporate Governance (2003 FRC Code) that is applicable to reporting periods which started on or after 1 November 2003. The Group will seek to comply with the requirements of the 2003 FRC Code as set out below.

Statement about applying the principles of Good Governance

The Board

Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nomination Committee. All directors submit themselves for re-election by rotation with at least one-third of the directors retiring each year. The Board may also appoint a person who is willing to act as a director, either to fill a casual vacancy or as an additional director, such appointment being only effective until the next Annual General Meeting.

The Board meets eleven times a year and operates within a formal schedule of matters reserved to the Board with other powers delegated to various levels of senior management. The schedule of matters reserved to the Board and delegated authorities is reviewed and approved by the Board annually. Matters reserved to the Board include the appointment or removal of the Chairman, Chief Executive or Group Finance Director; approval of the Group's annual budget and corporate plan; approval of capital investment projects; setting dividend policy; and approval of material contracts.

The authority delegated to senior management provides a practical framework to executive management, which seeks to achieve the dual objectives of maintaining effective financial and operational controls whilst providing sufficient flexibility to manage the business. Examples of areas of such delegated authority include the release of capital expenditure against approved budgets; treasury activity within approved limits; payroll processing; property transactions; LBO development activities; the setting of bet acceptance limits; and routine transaction processing.

The Board comprises individuals with wide business experience of various sectors of industry. They have access to all information relating to the Group, the advice and services of the Group Company Secretary, and, as required, external advice at the expense of the Group.

The new Combined Code requires the Chairman to hold meetings with the non executive directors without the executive directors being present. Although this has previously been conducted informally, during 2004 the Chairman will formalise the procedure and hold such meetings on a regular basis.

Similarly, beginning in 2004, the Senior Independent Non Executive Director will meet at least annually with the non executive directors without the Chairman being present to appraise the Chairman's performance and on such other occasions as are deemed appropriate. In reviewing the performance of the Chairman, account will be taken of the views of the executive directors.

The Board receives detailed reports from executive management on the performance of the Group at monthly Board meetings and other information as necessary. The Board also obtains advice from professional advisers as and when required. This information enables the Board to discharge its duties.

On joining the Board directors receive a formal induction and on an on-going basis are encouraged to update their skills and knowledge.

The terms and conditions of appointment of non executive directors are available to shareholders for inspection at the Group's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting).

*The table on the opposite page sets out individual directors' attendance at Board and Committee meetings.

Chairman and Chief Executive

There is a clear division of responsibilities between the Chairman and Chief Executive whereby the Chairman is responsible for the running of the Board, and the Chief Executive has executive responsibility for the running of the business. No one individual has unfettered powers of decision making.

***2003 Board / Committee meetings**

	Board meetings	Nomination Committee	Remuneration Committee	Audit Committee
Meetings held	11	2	4	5
Meetings attended				
David Harding	11			
Tom Singer	10			
John Brown	10	2	3	
Charles Scott	9	2	2	5
David Allvey	9	2	1	5
Barry Gibson	10	2	4	3
Yagnish Chotai[1]	4		2	
Donald Mackenzie[1]	3			

Note:

(1) Resigned 29 April, 2003

Mr Scott as the new Non Executive Chairman satisfies the independence criteria detailed in provision A.3.1 of the new Combined Code.

Mr Scott, prior to his appointment as Non Executive Chairman, disclosed other significant commitments to the Board and these are detailed elsewhere in the directors' biographical details at page 12.

Additionally, arrangements are in hand to ensure that future non executive directors' other significant commitments are disclosed to the Board prior to appointment, and for the Board to be informed of subsequent changes.

The process of performance evaluation of the Board, its committees and individual directors has been undertaken and involved the distribution of self-assessment questionnaires followed by one-to-one performance evaluation meetings between the Chairman and each individual director. The Board has also discussed issues relating to its composition and collective and individual performance. The other non executive directors will conduct a formal evaluation of the Chairman at the end of 2004 once Mr Scott has completed a full year as Chairman.

The Board has explained the reasons why it believes each director should be re-elected in the notes to the resolutions to re-elect Messrs. Allvey and Gibson to be considered at the next Annual General Meeting.

Relations with shareholders

The Board remains committed to maintaining good relationships with both institutional and private shareholders. There continues to be a regular dialogue with institutional shareholders, although care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, in accordance with the requirements of both the Financial Services Authority and London Stock Exchange.

Mr Gibson as the Senior Independent Non Executive Director is available to shareholders if they have concerns that have not or cannot be addressed through the Chairman, Chief Executive or Group Finance Director. Mr Allvey as the remaining non executive director is also available to attend meetings with major shareholders on request. The Group also obtains feedback from its broker, Citigroup, on the views of institutional investors on a non-attributed basis. Mr Gibson does not currently attend meetings with major shareholders on the basis that the Chief Executive Officer and Group Finance Director communicate the issues and concerns of major shareholders to the Board.

As a matter of routine, the Board receives a monthly report from Citigroup on issues relating to recent share price performance, trading activity and institutional investor sentiment.

The Board regards the Annual General Meeting as an important opportunity to communicate directly with all shareholders. Board members, including the Chairmen of the Remuneration, Nomination and Audit Committees, will attend the meeting and are available to answer questions. In order that shareholders are aware of the other shareholders' voting intentions, the details of proxy votes will be announced at the Annual General Meeting.

Board committees

The Remuneration Committee, the Nomination Committee and the Audit Committee are standing committees of the Board.

The terms of reference of the Committees, including their objectives and the authority delegated to them by the Board, are available upon request or via the Group's investor relations website (www.williamhillplc.co.uk).

Remuneration Committee

The role and operation of the Remuneration Committee is set out in the Directors' Remuneration Report on pages 15 to 19. The

Committee met on four occasions during the period.

Nomination Committee

The Nomination Committee is chaired by Mr Scott and includes Messrs. Allvey and Gibson. The Nomination Committee's principal function is to carry out a formal selection process for executive and non executive directors and subsequently to propose to the Board any new appointments. The Chairman was appointed following a comprehensive review of external and internal candidates involving the use of an external search consultant. Appropriate candidates were interviewed individually by Committee members. Following the Nomination Committee's recommendation the Board approved the appointment of Mr Scott.

As part of its function, it considers the composition of the Board, the demands made on the Board and its committees and the requirements of good corporate governance. The Committee meets as necessary but at least annually before or after regular meetings of the Board, to consider proposals for Board appointments.

In 2004, the Committee will formalise the 2003 FRC Code requirement to evaluate the balance of skills, knowledge and experience on the Board. The Chief Executive and Nomination Committee oversee the policies for employee selection, advancement and development, and have direct involvement in senior management appointments. Succession planning and contingency arrangements operate for senior management and have been reviewed by the Board.

Audit Committee

The Audit Committee is chaired by Mr Allvey and includes Messrs. Scott and Gibson. The Board acknowledges that following Mr Scott's appointment as Chairman of the Board on 1 January 2004, his continuing membership of the Audit Committee is not in accordance with the Smith Guidance accompanying the 2003 FRC Code. However, the Board considers that in view of Mr Scott's prior experience of Audit Committee matters he is able to make a significant contribution to the effective functioning of the Committee.

The Committee met five times during the period and its principal functions are to:

- Review and advise the Board on the Group's interim and annual financial statements, its accounting policies and on the controls operating over its financial and business risks;
- Review the nature and scope of the work to be performed by the external and internal auditors, the result of that work and management's response; and
- Meet with the executive directors and management, as well as privately with both external and internal auditors. The Chairman of the Audit Committee reports the outcome of meetings to the Board.

The Committee has established a number of procedures to monitor and review the effectiveness of Internal Audit. The procedures include assessing the quality of assurance over the Group's system of internal controls provided by Internal Audit, ensuring that Internal Audit complies with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing, and evaluating the function's contribution to good corporate governance.

A formalised Group policy and procedure for staff to raise issues regarding possible improprieties in matters of financial reporting or other matters has been established.

The Group operates a policy, established and monitored by the Audit Committee, in relation to the provision of non audit services by Deloitte & Touche LLP, the Group's auditors, so as to safeguard auditor objectivity and independence. The policy states that work costing in excess of £25,000 should be approved by the Audit Committee. The approval of such non audit services is included in the Audit Committee's terms of reference. The Audit Committee, when approving non audit services, ensures that the provision of such services does not impair the external auditors' independence or objectivity taking into consideration all relevant factors.

Internal control

The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Implementation and maintenance of the internal control systems are the responsibility of the executive directors and senior management, and are subject to periodic review that is documented. Internal Audit maintains a database recording the system of internal controls in every division or department throughout the Group. The performance of selected internal control systems is reviewed regularly by the Audit Committee.

The Board monitors the process by which critical risks to the business are identified, evaluated and managed. This process is consistent with the Turnbull guidance and has been in place for the period under review and up to the date of approval of the Annual Report and Accounts.

The Board assesses the effectiveness of internal control systems on the basis of:

- Established procedures, including those already described, which are in place to manage perceived risks;
- Regular reports by management to the Audit Committee on the adequacy and effectiveness of internal control systems and significant control issues;
- The continuous Group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives; and
- Presentations on the results of internal audits and work undertaken by other departments to the Audit Committee.

The Group's internal control systems are designed to reduce, rather than eliminate, the risk of failure to meet business objectives, and can only provide reasonable, and not absolute,

assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board considers materiality and the relationship between the cost of, and benefit from, internal control systems.

The Board regularly reviews the actual and forecast performance of the business compared with the annual plan, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's policies and procedures are regularly updated and distributed throughout the Group. The Audit Committee receives reports on a regular basis on compliance with the Group's policies and procedures.

Assessment of business risk

A corporate risk matrix has been developed and approved by the Audit Committee and the Board. The matrix records the key risks facing the business and assesses the likelihood of the risks crystallising and their potential materiality. The matrix is reviewed at regular intervals. Responsibility for management of the risks is attributed typically at senior management level.

Internal Audit

Internal Audit advises management on the extent to which systems of internal control are effective; are adequate to manage business risk; safeguard the Group's assets; and in conjunction with the Group Company Secretary, ensure compliance with legal and regulatory requirements. It provides independent and objective assurance on risks and controls to senior management and the Board.

Internal Audit's work is focused on areas of greatest risk to the Group, as determined by a structured risk assessment process involving executive directors and senior management.

The output from this process is summarised in an audit plan which is approved by the Audit Committee. The Head of Internal Audit reports regularly to the Group Finance Director and Audit Committee.

The role of the Internal Audit function and the scope of its work continues to evolve to take account of changes within the business and emerging best practice.

The Board is responsible for Group compliance matters, and is advised in this respect by the Audit Committee, the Head of Internal Audit and the Group Company Secretary.

Going Concern

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Corporate Social Responsibility Statement

Introduction

During the last decade, the UK has experienced progressive de-regulation of the law as it applies to betting and gaming. At the same time, and in part as a direct consequence of such de-regulation, there has been a corresponding increase in the acceptability of gambling as a mainstream adult leisure activity. The process of modernising the law is expected to continue following the enactment of the draft Gambling Bill currently progressing through the pre-legislative scrutiny process.

As a leader in its industry, William Hill has strived directly and via its industry association, the Association of British Bookmakers (ABB), to influence the shape of future legislation. In this objective it has and continues to balance the (sometimes divergent) interests of shareholders, employees, customers and society at large. The Board believes that it has been successful in carrying out this task and remains aware of the need to promote responsible de-regulation in the sector.

Legal and regulatory environment

Under the current law, a bookmaker (in the case of the Group a company operating a betting business) is required to pass a 'fit and proper' test in order to obtain a permit and must hold a separate licence for each LBO. Permits and licences are subject to regular renewal in a magistrates' court on a three year cycle. As a reputable operator, William Hill makes every effort to comply with the terms of each permit and licence, that include compliance with UK laws, so as to avoid there being any grounds for non-renewal. The Group has an excellent track record of securing the necessary renewal of permits and licences.

To ensure compliance with UK laws, regulations and industry best practice, the Group:

- Invests in staff training regarding the law as it relates to betting;
- Adopts marketing practices consistent with the regulations published by the Independent Television Commission relating to the promotion of betting and gaming;
- Adheres to voluntary codes of conduct endorsed by the ABB (for example, in relation to the number, type and operating characteristics of FOBTs and AWPs in LBOs, and disclosure of information on suspicious betting patterns via the ABB to the relevant sporting regulator);
- Publishes and operates a policy of fair dealing with customers and customers' complaints;
- Accepts Independent Betting Arbitration Service rulings; and
- Adheres to equal opportunities and health and safety legislation.

As regards dealing with customers based outside of the UK via its online Sportsbook, the Group takes the view that it is licensed and operating lawfully in the UK and it is the responsibility of the customer to ensure compliance with local laws in their particular jurisdiction. Suitable 'health warnings' are set out on the website to bring this point to the attention of customers.

In certain countries the absence of clear laws or existence of restrictive local laws in relation to online betting have resulted in the Group deciding or agreeing not to accept bets from citizens based in such jurisdictions. Where appropriate, such as in Europe, the Group continues to work towards the removal of restrictions on cross border betting through legitimate channels such as national courts and the European Commission.

GamCare

The Group is supportive of the requirement to address the social impact of increased betting and gaming in the UK. Consequently, it has paid and is committed to continue to pay substantial donations to the Gambling Industry Charitable Trust that contributes to the funding of GamCare, a registered charity, which has become the leading authority on the provision of information, advice and practical help in addressing the social impact of gambling.

GamCare strives to develop strategies that will improve the understanding of the social impact of gambling, promote a responsible approach to gambling, and address the needs of those adversely affected by a gambling dependency.

GamCare as an organisation has generated a substantial amount of information issued in booklets and leaflets which is directed at various age groups. It has also established support networks and counselling opportunities, and continues to develop guidance as well as operate training courses.

The Group is currently in the process of implementing throughout its operations the ABB approved 'Code of Social Responsibility', that will lead to the award by GamCare of a Certificate of Social Responsibility to William Hill. It is envisaged that the implementation process will be completed during 2004 and followed up by an audit by GamCare to ensure that the Group fully satisfies the assessment criteria.

Supporting sports-related charities and other bodies

The Group continues to support sports-related charities and during the period has given donations to such charities as the Retraining of Racehorses Organisation, Injured Jockey's Fund, English Blind Golf and the Greatwood Caring for Retired Racehorses.

In addition the Group made a voluntary donation of £2.3m to the British Greyhound Racing Fund, which is spent for the benefit of the industry including the retired greyhound trust.

Statement of Directors' Responsibilities

United Kingdom company law requires the directors to prepare financial statements for each financial period, which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period.

In preparing those financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent; and
- State whether applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control and safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' Report

To the members of William Hill PLC

We have audited the financial statements of William Hill PLC for the 52 weeks ended 30 December 2003 which comprise the consolidated profit and loss account, the consolidated balance sheet, the Company balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the statement of accounting policies and the related notes numbered 1 to 34. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Directors' Remuneration Report. Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Statement on Corporate Governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the annual report for the above period as described in the contents section including the unaudited part of the Directors' Remuneration Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report described as having been audited.

Opinion

In our opinion:

- The financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 December 2003 and of the profit of the Group for the 52 weeks then ended; and
- The financial statements and part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors

London
4 March 2004

Consolidated Profit and Loss Account

	Notes	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Turnover	1	**5,945.8**	3,365.3
Cost of sales		**(5,434.7)**	(2,949.3)
Gross profit	1	**511.1**	416.0
Net operating expenses	2	**(312.3)**	(297.1)
Operating profit before operating exceptional items	1	**198.8**	139.0
Operating exceptional items	3	**–**	(20.1)
Operating profit	1	**198.8**	118.9
Share of associate's operating profit	4	**2.9**	2.4
Profit on ordinary activities before finance charges		**201.7**	121.3
Net interest payable	5	**(29.2)**	(89.6)
Other finance (charges)/income	6	**(1.7)**	0.7
Profit on ordinary activities before tax	7	**170.8**	32.4
Tax on profit on ordinary activities	10	**(45.2)**	(11.2)
Profit on ordinary activities after tax for the financial period		**125.6**	21.2
Dividends proposed and paid	12	**(52.2)**	(36.3)
Retained profit/(loss) for the financial period	26	**73.4**	(15.1)
Earnings per share (pence)			
Basic	13	**30.0**	6.1
Adjusted (basic)	13	**30.0**	16.9
Diluted	13	**29.6**	6.1

All amounts relate to continuing operations for the current and preceding financial periods.

Consolidated Statement of Total Recognised Gains and Losses

	Notes	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Profit for the financial period		**125.6**	21.2
Actuarial loss recognised in the pension scheme	24	**(3.7)**	(36.6)
Deferred tax attributable to actuarial loss		**1.1**	11.0
Currency translation differences on foreign currency net investments		**0.1**	0.1
Total recognised gains and losses relating to the period		**123.1**	(4.3)

Consolidated Balance Sheet

	Notes	30 December 2003 £m	31 December 2002 £m
Fixed assets			
Intangible assets – goodwill	14	**732.3**	728.9
Tangible assets	15	**101.0**	99.0
Investments	16	**3.6**	4.4
		836.9	832.3
Current assets			
Stocks	18	**0.4**	0.3
Debtors: amounts recoverable within one year	19	**15.7**	14.1
Debtors: amounts recoverable after one year	19	**6.2**	3.0
Cash at bank and in hand		**46.4**	44.6
		68.7	62.0
Creditors: amounts falling due within one year	20	**(187.1)**	(145.5)
Net current liabilities		**(118.4)**	(83.5)
Total assets less current liabilities		**718.5**	748.8
Creditors: amounts falling due after more than one year	21	**(366.6)**	(470.3)
Share of net liabilities of associate	16	**–**	(1.2)
Net assets excluding pension liability		**351.9**	277.3
Pension liability	24	**(31.7)**	(28.0)
Net assets including pension liability		**320.2**	249.3
Capital and reserves			
Called-up share capital	25,26	**42.2**	42.2
Share premium account	26	**311.3**	311.3
Merger reserve	26	**(26.1)**	(26.1)
Other reserves	26	**2.1**	2.1
Profit and loss account	26	**(9.3)**	(80.2)
Equity shareholders' funds	27	**320.2**	249.3

The financial statements were approved by the board of directors on 4 March 2004 and are signed on its behalf by:

D C I Harding
Director

T D Singer
Director

Company Balance Sheet

	Notes	30 December 2003 £m	31 December 2002 £m
Fixed assets			
Investments	16	**38.2**	38.2
		38.2	38.2
Current assets			
Debtors: amounts recoverable within one year	19	**1,207.8**	868.2
Cash at bank and in hand		**–**	–
		1,207.8	868.2
Creditors: amounts falling due within one year	20	**(261.6)**	(74.2)
Net current assets		**946.2**	794.0
Total assets less current liabilities		**984.4**	832.2
Creditors: amounts falling due after more than one year	21	**(366.6)**	(470.3)
Net assets		**617.8**	361.9
Capital and reserves			
Called-up share capital	25, 26	**42.2**	42.2
Share premium account	26	**311.3**	311.3
Other reserves	26	**2.1**	2.1
Profit and loss account	26	**262.2**	6.3
Equity shareholders' funds		**617.8**	361.9

The financial statements were approved by the board of directors on 4 March 2004 and are signed on its behalf by:

D C I Harding
Director

T D Singer
Director

Consolidated Cash Flow Statement

	Notes	**52 weeks ended 30 December 2003 £m**	52 weeks ended 31 December 2002 £m
Net cash inflow from operating activities	28	**224.5**	137.3
Dividends from associate		**–**	5.7
Returns on investments and servicing of finance	29	**(22.4)**	(48.4)
Taxation		**(21.7)**	(9.5)
Capital expenditure and financial investment	29	**(18.5)**	(20.4)
Acquisitions	29	**(4.9)**	(20.8)
Equity dividends paid		**(38.8)**	(12.1)
Net cash inflow before financing		**118.2**	31.8
Financing	29	**(116.4)**	(92.0)
Increase/(decrease) in cash in the period	30	**1.8**	(60.2)

Statement of Accounting Policies

A summary of the Group's principal accounting policies, which have been applied consistently throughout the period and the preceding period is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and company law except as set out below in respect of intangible fixed assets.

Basis of consolidation

The consolidated financial statements include the audited accounts of the Company and all of its subsidiary undertakings drawn up to the same period end as the Group.

In April 2002, shareholders of William Hill Holdings Limited (WHH) agreed to exchange their shares in WHH for shares in the Company as part of a group reorganisation. This transaction was accounted for using merger accounting as required by Financial Reporting Standard (FRS) 6 'Acquisitions and mergers'.

The results of subsidiaries acquired or sold are consolidated for the periods from the date on which control passed.

Acquisitions

On the acquisition of subsidiary undertakings and businesses the excess of the fair value of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired, represents goodwill, which is accounted for in accordance with the policy set out under intangible fixed assets.

Intangible fixed assets

The Group's intangible assets represent licence value, goodwill and brand value. Intangible assets such as licences and brands that are purchased as part of a business cannot be measured reliably and are therefore subsumed within purchased goodwill in accordance with paragraph 13 of FRS10 'Goodwill and Intangible Assets'.

The Companies Act 1985 requires goodwill and intangible assets to be amortised over a finite period. The directors consider that the Group's intangible assets have an indefinite life due to; the fact that the Group is a significant operator in a well established market; the proven and sustained demand for bookmaking services and greyhound racing; the operation of current law that acts as a barrier to entry for new entrants; and the Group's track record of successfully renewing its betting permits and licences.

Consequently, the directors consider that to amortise these assets would not provide a true and fair view and so the financial statements depart from this specific requirement of the Companies Act 1985. If this departure from the Companies Act 1985 had not been made the profit for the financial period would have been reduced by amortisation. The amount of this amortisation cannot be quantified because of the indefinite life of these assets.

The non-amortisation of the intangible assets means that they are subject to annual impairment testing in accordance with FRS10 and FRS11 'Impairment of Fixed Assets and Goodwill'.

Tangible fixed assets

Tangible fixed assets are stated in the consolidated balance sheet at cost, less provision, if any, for impairment together with additions at cost, less cumulative depreciation.

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Freehold buildings	– 50 years
Long leasehold properties	– 50 years
Short leasehold properties	– over the unexpired period of the lease
Fixtures, fittings and equipment and motor vehicles	– at variable rates between 3 and 10 years

Web site development costs

Design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised. If there is insufficient evidence on which to base reasonable estimates of the economic benefits that will be generated in the period until the design and content are next updated, the costs of developing the design and content are charged to the profit and loss account as incurred.

Investments

Fixed asset investments are shown at cost less provision, if any, for impairment.

Own shares held in trust, to the extent that they are used to satisfy share option schemes, are amortised over the periods of awards to which they relate. Shares that are not yet allocated to individuals are carried at cost or marked to market value if the directors consider there has been a permanent diminution in their value.

Associates

Shares in associated undertakings are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of profit on ordinary activities before finance charges, attributable finance charges and attributable taxation of associated undertakings. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of net assets or liabilities of associated undertakings and the unamortised element of goodwill relating to the acquisition of associated undertakings. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out under intangible fixed assets.

Stocks

Stocks represent stocks of consumables in stores and goods for resale within the greyhound stadia. They are stated at the lower of cost and net realisable value.

Tax

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Revenue recognition and turnover

In accordance with Application Note G to Financial Reporting Standard 5 'Reporting the substance of transactions', revenue is recognised under an exchange transaction with a customer, when, and to the extent that, the Group obtains the right to consideration in exchange for its performance.

Turnover is the revenue resulting from exchange transactions under which the Group supplies to customers the services that it is in business to provide as set out below.

In the case of the LBO, telephone and interactive sportsbook businesses (including FOBTs, games on the online arcade and other numbers bets), turnover represents the gross takings receivable from customers in respect of individual bets placed, on events that have occurred by the period end.

In the case of AWPs and the online casino operation, turnover represents the net winnings (excluding VAT) from customers on gaming activity completed by the period end.

Turnover from the online poker business reflects the net income ('rake') earned from poker games completed by the period end.

In the case of the greyhound stadia, turnover represents income arising from the operation of the greyhound stadia in the period, including sales of refreshments and tote income.

Statement of Accounting Policies

Leases

Rental costs under operating leases are charged to the profit and loss account in equal amounts over the periods of the leases. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

Pensions

The Group operates a defined contribution scheme and a defined benefit scheme open to eligible employees in the Group. The assets of the schemes are held and managed separately from those of the Group.

For the defined contribution scheme the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits represents the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

For the defined benefit scheme the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or income. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rate ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates ruling at that date. Translation differences arising are dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into sterling at the average rates of exchange and the assets and liabilities at closing rates of exchange. Differences arising from the retranslation of opening net assets and from translating results at average rates and assets and liabilities at closing rates are reported in the statement of total recognised gains and losses.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of that debt at a constant rate on the carrying amount.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is reduced by payments made in the period. Accrued finance costs are included within accruals and deferred income.

Derivative financial instruments

Derivative instruments utilised by the Group are interest rate swaps. The Group does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

Notes to the Financial Statements

1. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Turnover		
– Retail	**4,751.8**	2,460.4
– Telephone	**570.5**	489.1
– Interactive	**592.6**	389.3
– Other activities	**30.9**	26.5
	5,945.8	3,365.3
Gross win		
– Retail	**505.6**	418.9
– Telephone	**56.5**	50.9
– Interactive	**84.9**	54.9
– Other activities	**7.3**	3.0
	654.3	527.7
Operating profit		
– Retail	**152.4**	111.9
– Telephone	**22.2**	17.3
– Interactive	**37.1**	20.5
– Other activities	**0.9**	0.8
– Central costs	**(13.8)**	(11.5)
	198.8	139.0
– Exceptional items	**-**	(20.1)
	198.8	118.9
Net assets/(liabilities)		
– Retail	**59.5**	63.3
– Telephone	**(0.5)**	1.4
– Interactive	**1.4**	(0.7)
– Other activities	**6.9**	4.1
– Corporate	**252.9**	181.2
	320.2	249.3

The retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

Notes to the Financial Statements

1. Segmental information (continued)

The directors believe that gross win and operating profit are more important performance metrics than turnover.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, borrowings net of cash balances, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis.

Turnover and operating profit amounting to £2.3m and £0.5m respectively have been consolidated into these results in respect of Team Greyhounds (Brough Park) Limited which was acquired by the Group on 3 March 2003 (note 17).

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Gross win	**654.3**	527.7
GPT, duty, levies, VAT and other cost of sales	**(143.2)**	(111.7)
Gross profit	**511.1**	416.0

2. Net operating expenses

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Administrative expenses	**316.2**	301.1
Other operating income	**(3.9)**	(4.0)
	312.3	297.1

3. Exceptional items

Exceptional operating costs are as follows:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Management and staff bonuses crystallising on flotation	**–**	13.4
Professional fees	**–**	3.0
Advertising, printing and postage	**–**	1.7
Other costs	**–**	2.0
	–	20.1

All costs were incurred in respect of the flotation of the Company. In addition, further professional fees of £12.7m were charged directly to share premium in connection with the flotation in the 52 weeks ended 31 December 2002.

3. Exceptional items (continued)

Exceptional interest costs are as follows:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Costs of redemption of high yield bonds	**–**	14.2
Unamortised finance fees written off on redemption of high yield bonds	**–**	4.7
Unamortised finance fees written off on refinancing of bank facilities	**–**	3.7
Unamortised finance fees written off on redemption of unsecured loan notes 2009	**–**	6.3
Other costs	**–**	0.1
	–	29.0

Exceptional interest costs were incurred in relation to the restructuring of the Group's finances, which was undertaken as part of the flotation process. This encompassed the redemption of 95% of the high yield bonds, the redemption of all of the unsecured loan notes 2009 and the negotiation of new bank facilities.

A tax credit of £11.7m was recognised in respect of the exceptional operating costs and interest costs in the 52 weeks ended 31 December 2002. This represented the reduction in corporation tax payable arising from the deductions, which the Group expects to be able to make in respect of these exceptional items.

4. Share of associate's operating profit

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Share of operating profit in associated undertaking	**2.9**	2.4

The above represents the Group's share of the operating profit of Satellite Information Services (Holdings) Limited (note 16).

5. Net interest payable and similar charges

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Interest receivable:		
Interest receivable	**1.6**	2.7
Share of associate's net interest receivable	**–**	0.2
Interest payable and similar charges:		
Interest on bank loans and overdrafts	**(28.7)**	(26.2)
Interest on guaranteed unsecured loan notes 2005	**(0.3)**	(0.1)
Interest on high yield bonds	**(0.3)**	(7.9)
Interest on unsecured loan notes 2009	**–**	(27.1)
Share of associate's net interest payable	**(0.1)**	–
Amortisation of finance costs	**(1.4)**	(2.2)
	(29.2)	(60.6)
Exceptional interest (note 3)	**–**	(29.0)
Net interest payable	**(29.2)**	(89.6)

Notes to the Financial Statements

6. Other finance (charges)/income

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Expected return on pension scheme assets	**5.4**	7.4
Interest on pension scheme liabilities	**(7.1)**	(6.7)
	(1.7)	0.7

7. Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after charging/(crediting):

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Depreciation – owned assets	**18.4**	16.7
Hire of equipment	**0.6**	0.6
Operating lease charges:		
– plant and machinery (including AWPs and FOBTs)	**9.0**	9.0
– other	**27.8**	25.7
Profit on sale of fixed assets	**–**	(0.1)

The following fees were payable to Deloitte & Touche LLP:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Audit services – statutory audit	**0.3**	0.2
Fees for other services:		
Further assurance services	**0.1**	1.3
Tax services		
– compliance services	**0.1**	0.1
– advisory services	**0.3**	0.2
Other services		
– financial information technology	**–**	0.6
	0.5	2.2

'Further assurance services' in the table above includes £1.2m of consultancy fees incurred in respect of the flotation of the Company in the 52 weeks ended 31 December 2002. £0.6m also incurred in the 52 weeks ended 31 December 2002 and included in 'Other services – financial information technology' above relates to consultancy fees in relation to a new financial systems implementation.

All the above fees payable to Deloitte & Touche LLP were charged to the profit and loss account with the exception of the following amounts incurred in the 52 weeks ended 31 December 2002:

- £0.6m in respect of financial system implementation which is included in tangible assets; and
- £0.1m in respect of acquisition due diligence, which is included in intangible assets.

The audit fees payable to Deloitte & Touche LLP are reviewed by the Audit Committee to ensure such fees are competitive. The Committee sets the policy for awarding non-audit work to the auditors and reviews the nature and extent of such work and related fees in order to ensure that independence is maintained. The fees disclosed above consolidate all payments made to Deloitte & Touche LLP by the Company and its subsidiaries.

The Group audit fee includes £10,000 (52 weeks ended 31 December 2002 – £10,000) in respect of the Company's audit.

8. Staff costs

The average monthly number of persons employed, including directors, during the period was 10,726 (52 weeks ended 31 December 2002 – 10,699) all of whom are engaged in the administration and provision of betting services. Their aggregate remuneration comprised:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Wages and salaries	**139.5**	130.4
Social security costs	**12.9**	9.8
Other pension costs (note 24)	**11.2**	41.5
	163.6	181.7

Included in other pension costs is £3.7m (52 weeks ended 31 December 2002 – £36.6m) relating to actuarial losses, which have been charged to the statement of total recognised gains and losses.

The Group operates a number of Inland Revenue approved employee share option schemes (SAYE schemes) and has taken advantage of the exemption given in UITF Abstract 17 'Employee share schemes' from recognising a charge in the profit and loss account for the discount on these options.

9. Directors' remuneration and interests

Directors' remuneration

Details of directors' remuneration for the period are provided in the audited part of the Directors' Remuneration Report on pages 18 and 19.

Directors' interests

The directors who held office at 30 December 2003 had the following interests, including family interests, in the ordinary shares of William Hill PLC:

	30 December 2003		31 December 2002	
	Beneficial Number	**Non-beneficial Number**	Beneficial Number	Non-beneficial Number
Chairman:				
John Brown	**370,698**	**19,740**	1,120,698	2,219,740
Executive directors:				
David Harding	–	–	–	–
Tom Singer	**7,532**	–	–	–
Non-executive directors:				
David Allvey	**13,333**	–	8,889	–
Barry Gibson	**15,556**	–	15,556	–
Charles Scott	**85,817**	–	32,484	53,333

No changes took place in the interests of directors between 30 December 2003 and 4 March 2004.

No director had any interest in shares in any Group company except as set out above.

Directors' share options

Details of directors' share options are provided in the Directors' Remuneration Report on page 18.

Notes to the Financial Statements

10. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
UK corporation tax at 30%	**50.3**	11.9
UK corporation tax – prior periods	**(0.8)**	–
Consortium relief receivable – prior periods	**(1.1)**	(1.5)
Overseas tax	**(0.2)**	–
Share of associated undertaking tax charge	**0.8**	0.5
Total current tax charge	**49.0**	10.9
Deferred tax – origination and reversal of timing differences	**(3.8)**	0.3
Total tax on profit on ordinary activities	**45.2**	11.2

The effective tax rate in respect of ordinary activities before exceptional items was 26.5% (52 weeks ended 31 December 2002 – 28.1%). The tax charge is lower than the statutory tax rate of 30% mainly due to a deferred tax credit and adjustments in respect of prior periods.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Profit on ordinary activities before taxation	**170.8**	32.4
Tax on Group profit on ordinary activities at standard UK corporation tax rate of 30% (52 weeks ended 31 December 2002 – 30%)	**51.2**	9.7
Accelerated capital allowances	**(0.2)**	(1.0)
Adjustment in respect of prior periods	**(2.3)**	(1.5)
Other short term timing differences	**0.5**	–
Disallowable expenses	**0.8**	3.7
Held over gains crystallising	**0.7**	–
Utilisation of tax losses	**(1.7)**	–
Total current tax charge	**49.0**	10.9

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%.

10. Tax on profit on ordinary activities (continued)

The elements of deferred tax (assets)/liabilities shown on the balance sheet are as follows:

	30 December 2003 £m	31 December 2002 £m
Accelerated capital allowances	**(1.0)**	(4.7)
Held over gains	**0.6**	1.7
Tax losses to be recovered	**(5.8)**	–
Deferred tax asset shown in debtors (note 19)	**(6.2)**	(3.0)
Deferred tax on pension liability (note 24)	**(13.6)**	(11.9)
	(19.8)	(14.9)
Movement in the period:		
Asset at beginning of period	**(14.9)**	(4.5)
Acquired during period	**–**	0.3
Amount (credited)/charged to profit and loss account	**(3.8)**	0.3
Amount credited to statement of total recognised gains and losses	**(1.1)**	(11.0)
Asset at end of period	**(19.8)**	(14.9)

The current rate of corporation tax of 30% has been used to calculate the amount of deferred tax. Provision has been made for all deferred tax assets and liabilities in respect of accelerated capital allowances, held over capital gains and short term timing differences, arising from transactions recognised in the financial statements of the current and previous periods.

No provision has been made for the deferred tax liability of £2.5m (31 December 2002 – £2.3m) in respect of capital gains rolled over into non-depreciating assets as it is the intention to retain these assets for the foreseeable future. Tax on these rolled over gains would only become payable if the assets were sold without further rollover relief.

Deferred tax assets of £13.4m (31 December 2002 – £22.7m) in respect of carried forward tax losses have not been recognised, as it is not expected that taxable profits will arise in the foreseeable future in the companies with the losses.

The Company has no provided or unprovided deferred tax assets or liabilities.

11. Profit attributable to William Hill PLC

The profit after tax for the period, dealt with in the financial statements of the parent company William Hill PLC, was £308.1m (52 weeks ended 31 December 2002 – £42.6m). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the parent company.

Notes to the Financial Statements

12. Dividends proposed and paid

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Equity shares:		
– interim dividend paid	**14.6**	12.1
– final dividend proposed/paid	**37.6**	24.2
	52.2	36.3
Dividend per ordinary share (pence)	**12.5**	8.7

The interim dividend of 3.5p (52 weeks ended 31 December 2002 – 2.9p) was paid on 4 December 2003. The proposed final dividend of 9.0p (52 weeks ended 31 December 2002 – 5.8p) will be paid on 3 June 2004 to all shareholders on the register on 7 May 2004.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust, which holds 4.4m ordinary shares representing 1% of the Company's called-up ordinary share capital, has agreed to waive all dividends due to it.

13. Earnings per share

The basic, adjusted and diluted earnings per share are calculated based on the following data:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Profit after tax for the financial period	**125.6**	21.2
Exceptional items – operating items	**–**	20.1
Exceptional items – interest	**–**	29.0
Exceptional items – taxation	**–**	(11.7)
Profit after tax for the financial period before exceptional items	**125.6**	58.6
	Number (m)	Number (m)
Basic weighted average number of shares	**418.7**	347.6
Dilutive potential ordinary shares:		
Employee share awards and options	**5.3**	1.7
Dilutive weighted average number of shares	**424.0**	349.3

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust, as required by FRS 14 'Earnings per share'. The effect of this is to reduce the average number of shares in the 52 weeks ended 30 December 2003 by 4.4m (52 weeks ended 31 December 2002 – 5.4m).

An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

14. Intangible assets – goodwill

Group	£m
Cost and net book value:	
At 1 January 2003	728.9
Additions (note 17)	3.4
At 30 December 2003	**732.3**

The Group's intangible assets represent licence value, goodwill and brand value. Intangible assets such as licences and brands that are purchased as part of a business cannot be measured reliably and are therefore subsumed within purchased goodwill in accordance with paragraph 13 of FRS10 'Goodwill and Intangible Assets' (see Statement of Accounting Policies).

The Company does not own any intangible fixed assets.

15. Tangible assets

Group	Land and buildings £m	Fixtures, fittings and equipment £m	Motor vehicles £m	Total £m
Cost:				
At 1 January 2003	114.1	79.9	4.3	198.3
Additions	10.0	6.3	0.9	17.2
Acquisition of subsidiary undertaking	3.5	–	–	3.5
Disposals	(2.3)	(0.8)	(0.9)	(4.0)
At 30 December 2003	**125.3**	**85.4**	**4.3**	**215.0**
Accumulated depreciation:				
At 1 January 2003	36.1	60.9	2.3	99.3
Charge for the period	10.4	7.0	1.0	18.4
Disposals	(2.1)	(0.8)	(0.8)	(3.7)
At 30 December 2003	**44.4**	**67.1**	**2.5**	**114.0**
Net book value:				
At 30 December 2003	**80.9**	**18.3**	**1.8**	**101.0**
At 31 December 2002	78.0	19.0	2.0	99.0

The net book value of land and buildings comprises:

	30 December 2003 £m	31 December 2002 £m
Freehold	**32.5**	28.2
Long leasehold	**5.1**	5.5
Short leasehold	**43.3**	44.3
	80.9	78.0

Notes to the Financial Statements

15. Tangible assets (continued)

Out of the total net book value of land and buildings, £2.3m (31 December 2002 – £2.3m) relates to administration buildings and the remainder represents licensed betting offices. The gross value of assets on which depreciation is not provided amounts to £1.1m representing freehold land (31 December 2002 – £1.1m).

The Company does not own any tangible fixed assets.

16. Investments

		Group		Company	
		30 December 2003 £m	31 December 2002 £m	**30 December 2003 £m**	31 December 2002 £m
Subsidiary undertakings	(a)	**–**	–	**38.2**	38.2
Associated undertaking	(b)	**0.8**	–	**–**	–
Own shares held under trust	(c)	**2.8**	4.4	**–**	–
		3.6	4.4	**38.2**	38.2

(a) Subsidiary undertakings

Company	£m
Cost:	
At 1 January 2003 and 30 December 2003	**38.2**

It is the opinion of the directors that the total value of the Company's investment in its subsidiaries is not less than the amounts at which they are stated in the balance sheet.

The principal subsidiaries of the Company, their country of incorporation, ownership of their share capital and the nature of their trade are listed below:

Directly owned:	**Country of incorporation**	**Proportion of all classes of issued share capital owned by the Company**	**Nature of trade**
William Hill Holdings Limited	Great Britain	100%	Holding company
Held through intermediate companies:			
William Hill Investments Limited	Great Britain	100%	Holding company
Will Hill Limited	Great Britain	100%	Holding company
Windsors (Sporting Investments) Limited	Great Britain	100%	Holding company
Camec Limited	Great Britain	100%	Betting services
William Hill Organization Limited	Great Britain	100%	Betting services
William Hill (Course) Limited	Great Britain	100%	Betting services
William Hill Credit Limited	Great Britain	100%	Betting services
William Hill (North Eastern) Limited	Great Britain	100%	Betting services
William Hill (North Western) Limited	Great Britain	100%	Betting services
William Hill (Southern) Limited	Great Britain	100%	Betting services
William Hill (Football) Limited	Great Britain	100%	Betting services
William Hill (Strathclyde) Limited	Great Britain	100%	Betting services

16. Investments (continued)

Held through intermediate companies:	Country of incorporation	Proportion of all classes of issued share capital owned by the Company	Nature of trade
William Hill (Caledonian) Limited	Great Britain	100%	Betting services
William Hill (Grampian) Limited	Great Britain	100%	Betting services
William Hill (London) Limited	Great Britain	100%	Betting services
William Hill (Midlands) Limited	Great Britain	100%	Betting services
William Hill (Scotland) Limited	Great Britain	100%	Betting services
William Hill (Western) Limited	Great Britain	100%	Betting services
William Hill (Essex) Limited	Great Britain	100%	Betting services
Camec (Provincial) Limited	Great Britain	100%	Betting services
Camec (Scotland) Limited	Great Britain	100%	Betting services
Camec (Southern) Limited	Great Britain	100%	Betting services
Laystall Limited	Great Britain	100%	Betting services
Brooke Bookmakers Limited	Great Britain	100%	Betting services
James Lane Group Limited	Great Britain	100%	Betting services
The Regal Sunderland Stadium Limited	Great Britain	100%	Greyhound stadium operation
Team Greyhounds (Brough Park) Limited	Great Britain	100%	Greyhound stadium operation
William Hill Casino NV	Curacao	100%	On-line casino
William Hill Online NV	Curacao	100%	On-line casino

The proportion of voting rights held is the same as the proportion of shares held.

A full list of the Company's subsidiaries will be appended to the Company's Annual Return.

(b) Associated undertaking

Group

	Goodwill £m	Provision for impairment of goodwill £m	Share of net (liabilities)/ assets £m	Total £m
Cost:				
At 1 January 2003	24.0	(24.0)	(1.2)	(1.2)
Share of profit before taxation	–	–	2.8	2.8
Share of taxation	–	–	(0.8)	(0.8)
At 30 December 2003	**24.0**	**(24.0)**	**0.8**	**0.8**

At 30 December 2003 William Hill Organization Limited, a principal subsidiary of the Company, held an investment of 19% of the ordinary share capital of Satellite Information Services (Holdings) Limited (SIS), a company incorporated in Great Britain. The investment has been accounted for as an associated undertaking using the net equity method and the change in the Group's share of its net (liabilities)/assets is shown above.

The SIS group of companies provides real time pre-event information and results, as well as live coverage of horse racing, greyhound racing and certain numbers draws, via satellite. The statutory financial statements of SIS are prepared to the year ending 31 March. The consolidated figures above are based on management accounts for the calendar year 2003.

Notes to the Financial Statements

16. Investments (continued)

A provision was made in 1999 against goodwill relating to the acquisition of shares in SIS to recognise impairment in the carrying value.

William Hill Organization Limited holds directly or indirectly 33% of the entire share capital of Lucky Choice Limited and of 49's Limited. These companies were formed for the purpose of promoting and publicising certain numbers betting formats. In the opinion of the directors, the results of these companies are not material to the results of the Group. Consequently, the investments have been stated at cost and have not been accounted for under the net equity method, which would normally be appropriate for an associated undertaking.

(c) Own shares held under trust

Group	£m
At 1 January 2003	4.4
Amortisation of shares	(1.6)
At 30 December 2003	**2.8**

On 1 August 2001, the Company's subsidiary, William Hill Holdings Limited established the William Hill Holdings 2001 Employee Benefit Trust (Trust). The Trust was established to promote future incentive arrangements for employees.

The Trust held 4,358,541 ordinary shares in the Company at 30 December 2003 (31 December 2002 – 4,364,209 ordinary shares). The market value of these shares, which are listed on the London Stock Exchange was £18.7m at 30 December 2003. Dividends on these shares are waived. Expenses incurred by the Trust are settled directly by the Group.

Details are given in the Directors' Remuneration Report on page 16 of the Executive Director Incentive Plan (EDIP) and Long Term Incentive Plan (LTIP). At 30 December 2003, options had been granted over 1,833,333 shares under the provisions of the EDIP and 1,749,011 under the provisions of the LTIP, which will be satisfied by shares held in the Trust.

The Group will adopt UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to Abstract 17 'Employee share schemes' in its financial statements in 2004. Although not required, if the Group had adopted these abstracts in its 2003 financial statements, the charges for amortisation of shares in connection with the EDIP and LTIP would have increased by £1.3m.

17. Acquisition of investments

On 3 March 2003, the Group acquired all of the issued share capital of Team Greyhounds (Brough Park) Limited ('Brough Park') for total cash consideration of £5.7m including costs of £0.1m. The capitalised goodwill on this transaction was £3.4m. This goodwill is subject to an annual impairment review in accordance with FRS 10 and FRS 11.

Brough Park earned a profit after taxation of £0.4m in the 52 week period ended 30 December 2003 (year ended 31 December 2002 – £0.4m), of which £0.1m arose in the period from 1 January 2003 to 2 March 2003. The summarised profit and loss account for the period 1 January 2003 to 2 March 2003, shown on the basis of the accounting policies of Brough Park prior to the acquisition, is as follows:

	£m
Turnover	0.5
Profit on ordinary activities before tax	0.1
Tax on profit on ordinary activities	–
Profit on ordinary activities after tax	**0.1**

There were no other recognised gains or losses in the period.

17. Acquisition of investments (continued)

The following table sets out the book values of the identifiable assets and liabilities of Brough Park acquired during the period and their fair value to the Group:

	Book values £m	Fair value adjustments £m	Fair value to Group £m
Fixed assets			
Intangible – goodwill	–	3.4	3.4
Tangible	2.7	0.8	3.5
Current assets			
Debtors and prepayments	0.1	–	0.1
Cash	0.8	–	0.8
Total assets	3.6	4.2	7.8
Creditors			
Bank loans	(1.6)	–	(1.6)
Creditors and accruals	(0.5)	–	(0.5)
Total liabilities	(2.1)	–	(2.1)
Net assets	1.5	4.2	5.7
Satisfied by:			
Cash consideration			5.7

The £3.4m fair value adjustment to intangible assets represents purchased goodwill in respect of the acquisition of Brough Park. The fair value adjustment of £0.8m to tangible assets results from a review of the carrying value of the Brough Park stadium, which was valued at depreciated replacement cost at the date of acquisition in accordance with FRS 7 'Fair values in acquisition accounting'.

No reorganisation costs have been incurred in respect of this acquisition.

Net cash outflows in respect of the acquisition comprised:

	£m
Cash consideration	5.7
Cash at bank and in hand acquired	(0.8)
	4.9

18. Stocks

	30 December 2003 £m	31 December 2002 £m
Raw materials, consumables and bar stocks	**0.4**	0.3

The Company does not hold any stocks.

Notes to the Financial Statements

19. Debtors

	Group 30 December 2003 £m	Group 31 December 2002 £m	Company 30 December 2003 £m	Company 31 December 2002 £m
Trade debtors	**2.7**	1.9	**–**	–
Amounts owed by Group undertakings	**–**	–	**1,207.8**	868.2
Deferred taxation (note 10)	**6.2**	3.0	**–**	–
Other debtors	**3.5**	1.5	**–**	–
Prepayments	**9.5**	10.7	**–**	–
	21.9	17.1	**1,207.8**	868.2

Amounts falling due after more than one year included above are:

	Group 30 December 2003 £m	Group 31 December 2002 £m	Company 30 December 2003 £m	Company 31 December 2002 £m
Deferred taxation (note 10)	**6.2**	3.0	**–**	–

20. Creditors: amounts falling due within one year

	Note	Group 30 December 2003 £m	Group 31 December 2002 £m	Company 30 December 2003 £m	Company 31 December 2002 £m
Bank loans	22(a)	**39.6**	39.6	**39.6**	39.6
Guaranteed unsecured loan notes 2005	22(b)	**6.3**	8.4	**–**	–
High yield bonds	22(c)	**–**	7.7	**–**	–
Trade creditors		**18.2**	14.8	**–**	–
Amounts owed to Group undertakings		**–**	–	**177.4**	9.8
Corporation tax		**35.2**	8.5	**–**	–
Other taxation including social security		**12.9**	9.2	**1.3**	0.4
Other creditors		**3.2**	3.1	**–**	–
Accruals and deferred income		**34.1**	30.0	**5.7**	0.2
Proposed dividend		**37.6**	24.2	**37.6**	24.2
		187.1	145.5	**261.6**	74.2

Included in trade creditors is an amount of £8.6m (31 December 2002 – £6.8m) in respect of amounts due to clients, representing deposits received and customer winnings. This is offset by an equivalent amount of client funds held, which are included in cash at bank and in hand.

21. Creditors: amounts falling due after one year

		Group		Company	
	Note	**30 December 2003 £m**	31 December 2002 £m	**30 December 2003 £m**	31 December 2002 £m
Bank loans	22(a)	**366.6**	470.3	**366.6**	470.3

22. Borrowings

(a) Bank loans

	30 December 2003 £m	31 December 2002 £m
Less than one year	**40.0**	40.0
One to two years	**50.0**	50.0
Two to five years	**320.0**	425.0
	410.0	515.0
Less: expenses relating to loan	**(3.8)**	(5.1)
	406.2	509.9
Less: included in creditors: amounts falling due in less than one year (note 20)	**(39.6)**	(39.6)
	366.6	470.3

At 30 December 2003, the Group has a total bank facility of £660m available to it, split into two tranches:

- Tranche A comprising a term loan of £210m repayable over the next three years, £40m of which was repaid on 31 December 2003;
- Tranche B comprising a revolving facility of £450m effective until 28 May 2007.

Mandatory repayments are required to be made under the terms of the loan documentation, including, but not limited to, the net proceeds of certain asset sales. The maturity profile above is analysed on the basis of calendar years from the balance sheet date.

The bank facilities bear interest at a variable margin of between 0.7% and 1.45% above LIBOR, dependent on certain financial ratios. The applicable margin at 30 December 2003 was 0.8%.

The Group had the following interest rate hedging arrangements at 30 December 2003 under which the LIBOR element of the interest payable is swapped for fixed rate payments:

- Two amortising interest rate swaps, each for a notional principal of £35.0m at 30 December 2003 reducing to £12.5m by 23 December 2004 and expiring on 23 June 2006. The average fixed rate to be paid under these swaps is 5.11725%;
- Four amortising interest rate swaps, each for a notional principal of £63.8m at 30 December 2003 reducing to £26.3m by 30 September 2006 and expiring on 31 December 2006. The average fixed rate to be paid under these swaps is 5.35%.

A commitment fee of half the applicable margin is payable on the undrawn element of the revolving facility. The revolving facility drawn down at 30 December 2003 was £200.0m (31 December 2002 – £305.0m).

The total facility is secured by guarantees given by the Company and certain of its subsidiaries.

Notes to the Financial Statements

22. Borrowings (continued)

(b) Guaranteed unsecured loan notes 2005

	30 December 2003 £m	31 December 2002 £m
Less than one year	**6.3**	8.4

As part of the acquisition of The Regal Sunderland Stadium Limited, guaranteed unsecured loan notes 2005 (2005 Notes) of £8.4m were issued by the Group to the vendors. Holders of the 2005 Notes may require the Group to redeem them at par on 1 July 2003 and thereafter on any interest payment date falling prior to 31 March 2005, by giving 30 days written notice. Unless previously redeemed the 2005 Notes will be redeemed by the Group on 31 March 2005 at par. During the period, £2.1m of the 2005 Notes were redeemed.

Interest payable relating to the 2005 Notes is paid quarterly and is set at 0.5% above base lending rate.

(c) High yield bonds

	30 December 2003 £m	31 December 2002 £m
Less than one year	**–**	7.7

The Group redeemed its outstanding high yield bonds and paid all interest due thereon on 30 April 2003.

(d) Overdraft facility

At 30 December 2003, the Group had an overdraft facility with National Westminster Bank plc of £5m (31 December 2002 – £5m). The balance at 30 December 2003 was £nil (31 December 2002 – £nil).

23. Derivatives and other financial instruments

The operating and financial review provides an explanation of the role that financial instruments have had during the period in creating or changing the risks that the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13 'Derivatives and other financial instruments: disclosures'. For this purpose, certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have also been excluded from the disclosures, other than the currency disclosures. Borrowings are included gross of the related expenses.

(a) Interest rate risk – financial assets

Financial assets comprise cash at bank and in hand. Interest on floating rate financial assets is based on the overnight deposit rate available in the money markets.

Financial assets at 30 December 2003:

	Total £m	Floating rate financial assets £m	Non-interest bearing financial assets £m
Currency:			
Sterling	42.2	28.8	13.4
Other currencies	4.2	2.0	2.2
	46.4	30.8	15.6

23. Derivatives and other financial instruments (continued)

Financial assets at 31 December 2002:

	Total £m	Floating rate financial assets £m	Non-interest bearing financial assets £m
Currency:			
Sterling	40.7	33.3	7.4
Other currencies	3.9	–	3.9
	44.6	33.3	11.3

(b) Interest rate risk – financial liabilities

Financial liabilities at 30 December 2003 (after taking into account interest rate swaps):

				Fixed rate financial liabilities	
	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency:					
Sterling	416.3	91.3	325.0	6.1	3

Financial liabilities at 31 December 2002 (after taking into account interest rate swaps):

				Fixed rate financial liabilities	
	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency:					
Sterling	531.1	133.4	397.7	6.6	4

Further details of interest rates on long term borrowings and interest rate swaps are given in note 22. Three month LIBOR is the benchmark rate for determining interest payments on the floating rate financial liabilities.

(c) Currency exposures

The main functional currency of the Group is sterling. A number of transactions are conducted in other currencies which give rise to monetary assets and liabilities denominated in other currencies. None of these currency amounts is considered material enough to disclose separately.

Notes to the Financial Statements

23. Derivatives and other financial instruments (continued)

Net foreign currency monetary assets at 30 December 2003:

	Sterling £m	Other currencies £m	Total £m
Currency:			
Sterling	–	1.5	1.5
Other currencies	–	–	–
	–	1.5	1.5

Net foreign currency monetary assets/(liabilities) at 31 December 2002:

	Sterling £m	Other currencies £m	Total £m
Currency:			
Sterling	–	1.6	1.6
Other currencies	(0.4)	–	(0.4)
	(0.4)	1.6	1.2

(d) Liquidity

The maturity profile of the Group's financial liabilities at 30 December 2003 was as follows:

	Total £m	Bank loans £m	High yield bonds £m	Guaranteed unsecured loan notes 2005 £m
Amounts falling due in:				
One year or less, or on demand	46.3	40.0	–	6.3
More than one year but not more than two years	50.0	50.0	–	–
More than two years but not more than five years	320.0	320.0	–	–
	416.3	410.0	–	6.3

The maturity profile of the Group's financial liabilities at 31 December 2002 was as follows:

	Total £m	Bank loans £m	High yield bonds £m	Guaranteed unsecured loan notes 2005 £m
Amounts falling due in:				
One year or less, or on demand	56.1	40.0	7.7	8.4
More than one year but not more than two years	50.0	50.0	–	–
More than two years but not more than five years	425.0	425.0	–	–
	531.1	515.0	7.7	8.4

23. Derivatives and other financial instruments (continued)

The Group had the following undrawn committed borrowing facilities at 30 December 2003 and 31 December 2002:

	30 December 2003 £m	31 December 2002 £m
Expiry date:		
One year or less, or on demand	**–**	–
More than one year but not more than two years	**–**	–
More than two years but not more than five years	**250.0**	145.0
	250.0	145.0

(e) Fair value of financial assets and liabilities as at 30 December 2003 and 31 December 2002

	30 December 2003		31 December 2002	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Cash	**46.4**	**46.4**	44.6	44.6
Current portion of long term borrowings	**(46.3)**	**(46.3)**	(56.1)	(56.8)
Long term borrowings	**(370.0)**	**(370.0)**	(475.0)	(475.0)
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	**–**	**(4.8)**	–	(10.0)

Market value has been used to determine the fair value of listed debt. Derivative pricing models have been used to calculate the fair values of interest rate swaps. There is no significant difference between book and fair value of the Group's bank facilities and other borrowings.

Notes to the Financial Statements

23. Derivatives and other financial instruments (continued)

(f) Hedging

As explained in the Operating and Financial Review, the Group's policy is to substantially hedge its interest rate exposure using interest rate swaps.

Gains and losses on instruments used for hedging are not recognised until the expense being hedged is itself recognised. Total net unrecognised gains and losses on instruments used for hedging and the movements therein are as follows:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Unrecognised gains and losses on hedges at beginning of period	**(10.0)**	0.3
Gains and losses arising in previous periods that were recognised in the period	**5.6**	(3.3)
Gains and losses arising before beginning of period that were not recognised in the period	**(4.4)**	(3.0)
Gains and losses arising in the period that were not recognised in the period	**(0.4)**	(7.0)
Unrecognised gains and losses on hedges at the end of period	**(4.8)**	(10.0)
Gains and losses expected to be recognised in the next financial period	**(3.5)**	(3.4)
Gains and losses expected to be recognised after the next financial period	**(1.3)**	(6.6)

24. Pensions

The Group operates a number of defined contribution and defined benefit pension schemes in the United Kingdom. The respective costs of these schemes are as follows:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Defined contribution scheme (charged to operating profit)	**0.6**	0.5
Defined benefit scheme (charged to operating profit)	**5.2**	5.1
Defined benefit scheme (charged/(credited) to other finance income)	**1.7**	(0.7)
Defined benefit scheme (charged to statement of total recognised gains and losses)	**3.7**	36.6
	11.2	41.5

At 30 December 2003, company contributions of £nil (31 December 2002 – £nil) remain outstanding in respect of the defined contribution scheme.

24. Pensions (continued)

Defined benefit scheme:

A full actuarial valuation was carried out at 31 October 2001 and updated to 30 December 2003 by a qualified independent actuary. The major assumptions used by the actuary were:

	30 December 2003	31 December 2002	1 January 2002
Rate of increase of salaries	**3.75%**	3.25%	3.50%
Rate of increase in pensions in payment	**2.75%**	2.25%	2.50%
Discount rate	**5.50%**	5.50%	5.75%
Inflation assumption	**2.75%**	2.25%	2.50%

The assets in the scheme and their expected rate of return were as follows:

	30 December 2003		31 December 2002		1 January 2002	
	Expected return %	**Value £m**	Expected return %	Value £m	Expected return %	Value £m
Equities	**6.10%**	**102.4**	5.85%	85.1	6.35%	113.6
Bonds and cash	**4.90%**	**10.4**	5.50%	6.3	–	–
Total market value of assets		**112.8**		91.4		113.6
Present value of scheme liabilities		**(158.1)**		(131.3)		(116.7)
Deficit in scheme		**(45.3)**		(39.9)		(3.1)
Related deferred tax asset (note 10)		**13.6**		11.9		0.9
Net pension liability		**(31.7)**		(28.0)		(2.2)

The contribution rate for 2003 was 17% of pensionable earnings. This rate is subject to regular review. For 2004 the intention is to maintain the contribution rate at 17% of pensionable earnings to meet the cost of pension provision. In addition the Group made an additional contribution of £3.5m to the scheme in February 2004 to help to reduce the deficit.

The scheme is closed to new members and has been replaced by a defined contribution scheme, which is open to eligible joiners.

Analysis of the amount charged to operating profit:

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Current service cost	**4.9**	5.0
Past service cost	**0.3**	0.1
Total operating charge	**5.2**	5.1

Notes to the Financial Statements

24. Pensions (continued)

Analysis of the amount charged/(credited) to other finance charges/(income):

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Expected return on pension scheme assets	**(5.4)**	(7.4)
Interest on pension scheme liabilities	**7.1**	6.7
Net return	**1.7**	(0.7)

Analysis of the amount recognised in statement of total recognised (gains) and losses (STRGL):

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Actual return less expected return on pension scheme assets	**(13.1)**	35.0
Experience gains and losses arising on the scheme liabilities	**2.1**	1.4
Changes in assumptions underlying the present value of the scheme	**14.7**	0.2
	3.7	36.6

Movement in deficit during the period:

	30 December 2003 £m	31 December 2002 £m
Deficit in scheme at beginning of period	**(39.9)**	(3.1)
Movement in period:		
Current service cost	**(4.9)**	(5.0)
Contributions	**5.2**	4.2
Past service costs	**(0.3)**	
Other finance (charges)/income	**(1.7)**	0.7
Actuarial losses	**(3.7)**	(36.6)
Deficit in scheme at end of period	**(45.3)**	(39.9)

24. Pensions (continued)

History of experience gains and losses:

	52 weeks ended 30 December 2003	52 weeks ended 31 December 2002	53 weeks ended 1 January 2002	52 weeks ended 26 December 2000
Difference between the expected and actual return on scheme assets:				
Amount (£m)	**13.1**	(35.0)	(23.5)	(17.8)
% of scheme assets	**12%**	(38%)	(20%)	(14%)
Experience gains and losses on scheme liabilities:				
Amount (£m)	**(2.1)**	(1.4)	3.3	6.7
% of the present value of the scheme liabilities	**(1%)**	(1%)	3%	7%
Total amount recognised in STRGL:				
Amount (£m)	**(3.7)**	(36.6)	(28.8)	(10.9)
% of the present value of the scheme liabilities	**(2%)**	(28%)	(24%)	(11%)

25. Called up share capital

	30 December 2003		31 December 2002	
	Number of shares	**£m**	Number of shares	£m
Authorised:				
Ordinary shares of 10p each	**800,000,000**	**80.0**	800,000,000	80.0
Called-up, allotted and fully paid:				
Ordinary shares of 10p each	**421,811,111**	**42.2**	421,811,111	42.2

Share options

Options have been granted under the following share option schemes to subscribe for ordinary shares of the Company as shown below:

	Number of shares under option	Price per share	Exercise period
SAYE 2002	4,803,068	£1.80	Between 2005 and 2010
Float bonus	945,432	–	5 years following announcement of the 2003 financial year's results
Executive Directors' Incentive Plan	1,833,333	–	Between 2003 and 2008
Long Term Incentive Plan	1,749,011	–	Between 2006 and 2013
SAYE 2003	1,262,604	£1.76	Between 2006 and 2011

Notes to the Financial Statements

26. Reserves

	Share capital £m	Share premium account £m	Merger reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Group:						
At 1 January 2003	42.2	311.3	(26.1)	2.1	(80.2)	249.3
Retained profit for the financial period	–	–	–	–	73.4	73.4
Actuarial loss recognised in the pension scheme	–	–	–	–	(3.7)	(3.7)
Deferred tax arising thereon	–	–	–	–	1.1	1.1
Currency translation differences on foreign currency net investments	–	–	–	–	0.1	0.1
At 30 December 2003	**42.2**	**311.3**	**(26.1)**	**2.1**	**(9.3)**	**320.2**
Company:						
At 1 January 2003	42.2	311.3	–	2.1	6.3	361.9
Retained profit for the financial period	–	–	–	–	255.9	255.9
At 30 December 2003	**42.2**	**311.3**	**–**	**2.1**	**262.2**	**617.8**

Profit and loss reserve:

	30 December 2003 £m	31 December 2002 £m
Profit and loss account excluding pension liability	**22.4**	(52.2)
Pension liability	**(31.7)**	(28.0)
Profit and loss account including pension liability	**(9.3)**	(80.2)

27. Reconciliation of movements in equity shareholders' funds

	30 December 2003 £m	31 December 2002 £m
Profit for the financial period	**125.6**	21.2
Other recognised gains and losses relating to the period (net)	**(2.5)**	(25.5)
	123.1	(4.3)
Dividends	**(52.2)**	(36.3)
Issue of share capital including share premium	**–**	340.0
Redemption of preference shares	**–**	(1.0)
Share issue costs	**–**	(12.7)
Shares to be issued	**–**	2.1
Profit on sale of shares realised by Employee Benefit Trust	**–**	2.2
Net addition to equity shareholders' funds	**70.9**	290.0
Opening equity shareholders' funds/(deficit)	**249.3**	(40.7)
Closing equity shareholders' funds	**320.2**	249.3

28. Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Operating profit	**198.8**	118.9
Depreciation	**18.4**	16.7
Profit on sale of fixed assets	**–**	(0.1)
Amortisation of EDIP and LTIP	**1.6**	0.7
Increase in debtors	**(1.5)**	(2.6)
Increase in creditors	**7.2**	0.8
Cost of shares to be issued	**–**	2.1
Defined benefit pension cost less cash contributions	**–**	0.8
Net cash inflow from operating activities	**224.5**	137.3

The Brough Park acquisition contributed £0.6m to net cash inflow from operating activities in the period between 3 March 2003 (date of acquisition) and 30 December 2003. No other significant cash flows were created by this acquisition in this period.

Notes to the Financial Statements

29. Analysis of cash flows

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Returns on investments and servicing of finance:		
Interest received	**1.6**	2.7
Interest paid	**(24.0)**	(36.9)
Exceptional interest cash outflow	**-**	(14.2)
Net cash outflow	**(22.4)**	(48.4)
Capital expenditure and financial investment:		
Purchase of fixed assets	**(18.8)**	(20.8)
Sale of tangible fixed assets	**0.3**	0.4
Net cash outflow	**(18.5)**	(20.4)
Acquisitions:		
Purchase of subsidiary undertaking	**(5.7)**	(21.7)
Net cash acquired with subsidiary undertaking	**0.8**	0.9
Net cash outflow	**(4.9)**	(20.8)
Financing:		
Issue of ordinary shares	**-**	340.0
Expenses of issue of ordinary shares	**-**	(12.7)
Redemption of preference shares	**-**	(1.0)
Sale proceeds of Employee Benefit Trust share sale	**-**	5.2
New borrowings net of finance costs	**-**	519.0
Loan facilities repaid	**(116.4)**	(942.5)
Net cash outflow	**(116.4)**	(92.0)

30. Analysis and reconciliation of net debt

	1 January 2003 £m	Cash flow £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash items £m	**30 December 2003 £m**
Analysis of net debt					
Cash at bank and in hand	44.6	1.8	–	–	**46.4**
Debts due within one year	(55.7)	11.4	(1.6)	–	**(45.9)**
Debts due after more than one year	(470.3)	105.0	–	(1.3)	**(366.6)**
Total	(481.4)	118.2	(1.6)	(1.3)	**(366.1)**

Other non-cash items of £1.3m comprise amortised debt issue costs.

	52 weeks ended 30 December 2003 £m	52 weeks ended 31 December 2002 £m
Increase/(decrease) in cash in the period	**1.8**	(60.2)
Cash outflow from decrease in net debt	**116.4**	423.4
Change in net debt resulting from cash flows	**118.2**	363.2
Loans acquired	**(1.6)**	–
Issue of guaranteed unsecured loan notes 2005 to acquire		
The Regal Sunderland Stadium Limited	–	(8.4)
Accrued interest on unsecured loan notes 2009	–	(27.1)
Debt issue costs written off and amortised	**(1.3)**	(17.0)
	115.3	310.7
Opening net debt	**(481.4)**	(792.1)
Closing net debt	**(366.1)**	(481.4)

31. Financial commitments

The Group had capital commitments as follows:

	30 December 2003 £m	31 December 2002 £m
Contracted but not provided for	**7.8**	7.9

The Company had no capital commitments at 30 December 2003 (31 December 2002 – £nil).

Notes to the Financial Statements

31. Financial commitments (continued)

The Group has annual commitments under non-cancellable operating leases, which fall due as follows:

	30 December 2003		31 December 2002	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Payments due within one year for leases which expire:				
Within one year	**2.8**	**3.7**	2.6	–
Between two and five years	**5.5**	**4.5**	4.5	10.4
After five years	**18.9**	**–**	20.4	–
Total	**27.2**	**8.2**	27.5	10.4

The Company had no commitments under non-cancellable operating leases at 30 December 2003 (31 December 2002 – £nil).

32. Contingent liabilities

At 30 December 2003 the Group has given a guarantee to third parties in respect of the rental of office premises on behalf of Satellite Information Services Limited, a subsidiary of SIS. The guarantees are given by Camec Limited but it has an indemnity from other parties for each of those parties' proportion of the liability. The guarantees are to the value of:

	30 December 2003 £m	31 December 2002 £m
Guarantees	**0.4**	0.6

33. Post balance sheet events

On 31 December 2003, the Company repaid £40.0m due under the provisions of its term loan agreement.

34. Related party transactions

The Company is taking advantage of the exemption granted by paragraph 3(c) of FRS 8 'Related Party Disclosures' not to disclose transactions with companies within the Group which are related parties.

During the period the Group made purchases of £16.7m (52 weeks ended 31 December 2002 – £15.0m) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 30 December 2003 the amount payable to Satellite Information Services Limited by the Group was £nil (31 December 2002 – £nil). The Group also surrendered tax losses during the period for £1.1m (52 weeks ended 31 December 2002 – £1.5m) via consortium relief to its associated undertaking. The amount owed to the Group in respect of these losses at 30 December 2003 was £nil (31 December 2002 – £nil).

Monitoring fees of £nil (52 weeks ended 31 December 2002 – £0.1m) payable to Cinven Limited and CVC Capital Partners Europe Limited were charged in the period and £nil has been included in accruals and deferred income in the balance sheet at 30 December 2003 (31 December 2002 – £nil).

As part of the refinancing transactions accompanying the flotation, on 17 June 2002 the Group redeemed £494.4m of unsecured loan notes 2009, being £247.2m to each of certain funds and investors managed or advised by Cinven Limited and CVC Capital Partners, who were shareholders of the Company.

Five year summary

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Summarised results:					
Turnover	5,945.8	3,365.3	2,452.2	2,042.4	1,877.9
Operating profit before exceptional items (including associates)	201.7	141.4	112.0	84.6	74.4
Operating profit after exceptional items (including associates)	201.7	121.3	112.0	84.6	73.2
Profit/(loss) on ordinary activities after exceptional items and before taxation	170.8	32.4	27.3	3.0	(59.0)
Profit/(loss) for the financial period	125.6	21.2	18.4	0.9	(56.2)
Summarised balance sheets:					
Assets employed:					
Fixed assets	836.9	832.3	804.1	788.4	784.4
Net current (liabilities)/assets	(118.4)	(83.5)	8.6	14.6	(2.0)
Creditors: amounts falling due after more than one year	(366.6)	(470.3)	(851.2)	(860.0)	(836.8)
Share of net liabilities of associate	–	(1.2)	–	(1.0)	(4.9)
Pension (liability)/asset	(31.7)	(28.0)	(2.2)	18.7	26.6
Net assets/(liabilities)	320.2	249.3	(40.7)	(39.3)	(32.7)
Financed by:					
Shareholders' funds/(deficit)	320.2	249.3	(40.7)	(39.3)	(32.7)
Key statistics:					
† EBITDA (£m)	220.1	158.1	128.6	98.6	87.5
* Basic earnings/(loss) per share (pre-exceptionals)	30.0p	16.9p	6.9p	0.3p	(0.8)p
* Diluted earnings/(loss) per share (pre-exceptionals)	29.6p	16.8p	6.9p	0.3p	(0.8)p
Dividends per share	12.5p	8.7p	–	–	–
Share price – high	£4.30	£2.87	–	–	–
Share price – low	£1.93	£1.96	–	–	–

† EBITDA represents profit on ordinary activities before finance charges, tax, depreciation and amortisation and excludes exceptional items and impairment of goodwill.

* Earnings per share figures for 2000 and 1999 are based on a notional weighted average number of shares of 270.7m.

Glossary

amusement with prize machines or AWPs	electronic slot machines into which customers insert coins to play games of chance; current UK regulations allow up to two AWPs in each LBO, each of which can pay cash prizes of up to £25
BAGS	Bookmakers Afternoon Greyhound Services Limited, a non profit making company set up by various bookmakers, including William Hill
Company	William Hill PLC
DCMS	Department of Culture, Media and Sport
FOBTs	Fixed odds betting terminals, being self service terminals situated in LBOs offering fixed odds bets
Gambling Bill	Proposed legislation regarding the modernisation of the laws relating to betting and gaming within the UK
Gaming Board	The Gaming Board for Great Britain, the regulatory body for casinos, bingo clubs, gaming machines and larger lotteries (including all local lotteries but excluding the National Lottery)
gross profit tax or GPT	a duty charged by the UK Government of 15% of a bookmaker's gross win, introduced in October 2001
gross win	total customer stakes less customer winnings
horse racing levy	a levy attributable to bets taken on horse racing and payable to the Horserace Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities
LBO	licensed betting office
SIS	Satellite Information Services (Holdings) Limited or its subsidiary Satellite Information Services Limited, as the context requires
sportsbook	bets accepted on sporting and other events
William Hill or the Group	the Company and its subsidiaries, or any of them, as the context may require

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of shareholders of William Hill PLC will be held at the New Connaught Rooms, Covent Garden Exhibition Centre, 61-65 Great Queen Street, London WC2B 5DA on Monday 17 May, 2004 at 11.00 am. Each of the resolutions numbered 1-7 (inclusive) to be considered at the meeting will be ordinary business and each of the resolutions numbered 8-13 (inclusive) will be special business:

1. To receive the directors' report and accounts for the fifty-two weeks ended 30 December 2003.
2. To approve the Directors' Remuneration Report[1].
3. *To declare a final dividend of 9.0p for each ordinary share*[2].

To elect the following directors who offer themselves for re-election under the Company's Articles of Association[3]:

4. David Allvey.
5. Barry Gibson.
6. To re-appoint Deloitte & Touche LLP as auditors of the Company until the conclusion of the next Annual General Meeting of the Company at which accounts are laid.
7. To authorise the directors to determine the remuneration of the auditors of the Company.
8. To consider the following as an ordinary resolution:

   "That the rules of the 2004 Senior Management Operating Bonus Scheme, the William Hill Executive Director Incentive Plan, the William Hill Long Term Incentive Plan and the William Hill SAYE Share Option Schemes, the amended draft rules of which are produced to this meeting and signed by the Chairman for the purposes of identification, be amended in the manner described on page 14 to enable share options and awards under these arrangements to be satisfied using treasury shares and that the Directors be authorised to take all actions which they consider necessary or expedient in connection with the implementation of the amendments."

9. To consider the following as an ordinary resolution:

   (a) "That in place of the authority given by way of the special resolution of the Company dated 28 May 2002, the directors be generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to:

      (i) allot relevant securities (within the meaning of section 80) up to an aggregate nominal amount of £14,060,370 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) at the end of the next annual general meeting of the Company after the date on which this resolution is passed; and

      (ii) make an offer or agreement which would or might require relevant securities to be allotted after expiry of this authority and the directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired;

   (b) That, subject to paragraph (c), the authority given to the directors pursuant to section 80 by way of the special resolution of the Company passed on 28 May 2002 be revoked by this resolution; and

   (c) That paragraph (b) shall be without prejudice to the continuing authority of the directors to allot relevant securities pursuant to an offer or agreement made by the Company before the expiry of the authority pursuant to which such offer or agreement was made."[4]

10. To consider the following as a special resolution:

    "THAT the Company's Articles of Association be altered by deleting the existing Article 13 and replacing it with the following new Article 13[5]:

Section 89 disapplication

13. The board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 12 as if section 89(1) of the Act did not apply to any such allotment, provided that its power shall be limited to:

    (a) the allotment of equity securities in connection with a pre-emptive issue; and

    (b) the allotment (otherwise than pursuant to Article 13(a)) of equity securities up to an aggregate nominal amount equal to the section 89 amount.

    In this Article and Article 14, a reference to the allotment of equity securities also includes the sale of any relevant shares in the Company if, immediately before the sale, the shares were held by the Company as treasury shares. Article 13 applies in relation to a sale of shares which is an allotment of equity securities by virtue of this paragraph as if in Article 13 the words "pursuant to the authority conferred by Article 12" were omitted."

Notice of Annual General Meeting

11. To consider the following as a special resolution:

"THAT the Company's Articles of Association be altered by deleting the existing Article 58 and replacing it with the following new Article 58[6]:

Power to purchase own shares 58. Subject to and in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares."

12. To consider the following as a special resolution:

"That subject to the passing of resolution numbered 9 in the notice of the meeting and in place of the power given to it pursuant to the special resolution of the Company passed on 28 May 2002 the directors be generally empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94(2) to section 94(3A) of the Act) for cash, pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting as if section 89(1) of the Act did not apply to the allotment. This power:

(a) expires at the end of the next annual general meeting of the Company after the date on which this resolution is passed, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

(b) shall be limited to:

(i) the allotment of equity securities in connection with an issue in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares, but subject to such exclusions or other arrangements as the directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

(ii) the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to 5 per cent of the current issued share capital of the Company.

This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 94(3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by the resolution numbered 9 in the notice of the meeting" were omitted."[7]

13. To consider the following as a special resolution[8]:

"That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the Company (Ordinary Shares) subject to the following conditions:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 42,811,111, representing 10% of the Company's issued ordinary share capital; and

(b) the minimum price (exclusive of expenses) which may be paid for an Ordinary Share is 10 pence (being the nominal value of an Ordinary Share);

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is an amount equal to 105% of the average of the middle market quotations for the Ordinary Shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) this authority shall expire at the close of the annual general meeting of the Company held in 2005; and

(e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority."

By Order of the Board

Nigel Blythe-Tinker

Group Company Secretary

7 April 2004

Notes to the Resolutions:

(1) In line with best practice in corporate governance, as now reflected in the Remuneration Report Regulations 2002, the Board has presented its Directors' Remuneration Report to shareholders in the annual report and accounts. The Directors' Remuneration Report gives details of the directors' remuneration for the 52 weeks ended 30 December 2003 and sets out the Group's overall policy on directors' remuneration. As required by the Remuneration Report Regulations, the Company's auditors have audited those parts of the Directors' Remuneration Report capable of being audited and their report may be found in the annual report and accounts. The Board considers that appropriate executive remuneration plays a vital part in helping to achieve the Group's overall objectives and, accordingly, and in compliance with the Remuneration Report Regulations, shareholders will be invited to approve the Directors' Remuneration Report.

(2) The dividend will be payable to shareholders on the Company's register of members at 6.00 pm on 7 May 2004 for payment on 3 June 2004.

(3) The Company's Articles of Association state that one third of the directors should retire at each Annual General Meeting. Information on the directors, including those offering themselves for re-election, is provided in the section of the annual report and accounts on the Board of Directors. In addition to the biographical details made available to enable shareholders to make an informed decision on the election and re-election of directors, the Chairman confirms that, following formal performance evaluation, the directors' performance continues to be effective and demonstrates commitment to their roles, including commitment of time for Board and Committee meetings and any other duties. Messrs. Allvey and Gibson have extensive general business experience as directors of listed companies which allows them to contribute to the Group's development. The Board is therefore of the opinion that Messrs. Allvey and Gibson should be re-elected to the Board.

(4) Given the proposed amendment to Article 13 (see the resolution numbered 10 and note (5)) and the proposal to update the authority granted to the directors on 28 May 2002 to issue equity securities of the Company for cash without application of pre-emption rights pursuant to section 89 Companies Act 1985 (see the resolution numbered 12 and note (7)), it is thought desirable to update the directors' authority to allot shares so that it runs for the same period.

This resolution, if passed, will update the authority conferred on the directors at the extraordinary general meeting on 28 May 2002, and will authorise the directors to allot the Company's unissued shares up to a maximum nominal amount of £14,060,370. This amount represents one-third of the Company's authorised and issued ordinary share capital (calculated exclusive of treasury shares) as at 7 April 2004. The Company does not currently hold any shares in treasury. If this resolution is passed, this authority will expire at the end of the next annual general meeting of the Company after it is passed.

The directors have no present intention to exercise this authority other than in connection with the Company's share incentive schemes.

(5) This resolution, which will be proposed as a special resolution, will update Article 13. The amendment takes into account that, since 1 December 2003, listed companies have been able to hold their own shares as treasury shares pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003.

(6) This resolution, which will be proposed as a special resolution, will amend Article 58 so as to clarify that any shares that are repurchased may be held as treasury shares.

(7) This resolution, which will be proposed as a special resolution, if passed, will update the authority conferred on the directors at the extraordinary general meeting on 28 May 2002 to issue equity securities of the Company for cash without application of the pre-emption rights pursuant to section 89 of the Companies Act 1985. The update reflects the introduction of treasury shares. Other than in connection with a rights, scrip dividend, or other similar issue, the authority contained in this resolution will be limited to an aggregate nominal value of £2,109,055 which represents 5% of the issued ordinary share capital of the Company as at 7 April 2004. If this resolution is passed, this authority will expire at the end of the next annual general meeting of the Company after it is passed.

In accordance with the guidelines issued by the Pre-Emption Group, the directors confirm their intention that no more than 7.5% of the issued share capital will be issued for cash on a non pre-emptive basis during any rolling three-year period.

(8) This resolution, which will be proposed as a special resolution, gives the Company authority to buy back its own ordinary shares in the market as permitted by the Companies Act 1985. The authority limits the number of shares that could be purchased to a maximum of 42,811,111 (representing 10% of the issued share capital of the Company as at 7 April 2004). The maximum price per share for any purchase (exclusive of any expenses) would not be more than 5% above the average of the middle market values for an ordinary share of the Company derived from the London Stock Exchange Daily Official List for each of the five business days immediately preceding the day on which the ordinary shares are purchased. The minimum price (exclusive of any expenses) would be 10 pence being the nominal value of each ordinary share. This authority will expire at the conclusion of the annual general meeting of the Company next year.

The directors' decision to exercise this authority to purchase the Company's ordinary shares will depend on and take into account a number

of factors including the Company's share price and other investment opportunities. The authority will be exercised only if the directors believe that to do so would result in an increase in earnings per share and would be in the interests of shareholders generally.

Any purchases of ordinary shares would be by means of market purchases through the London Stock Exchange.

Under The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 which came into force on 1 December 2003 companies are allowed to hold shares acquired by way of market purchase as treasury shares, rather than having to cancel them. Such shares may subsequently be cancelled, sold for cash or used to satisfy options issued and share awards to employees pursuant to the Company's share based incentive schemes. The Company may hold up to one-quarter of any shares that it purchases pursuant to the authority conferred by this resolution in treasury. Subsequent transfers of treasury shares to satisfy the requirements of share based incentive schemes will be made within the 10% anti-dilution limit for such share issues.

As at 7 April 2004 there were options over 10,990,467 ordinary shares in the capital of the Company which represent 2.6% of the Company's issued ordinary share capital. If the authority to purchase 10% of the Company's ordinary shares was exercised in full, these options would represent 2.9% of the Company's issued ordinary share capital.

The authority will only be valid until the conclusion of the next annual general meeting in 2005.

End Notes

(a) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members entered in the register of members of the Company at 11.00 am on 15 May 2004, or if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to the entries in the register of members after 11.00 am on 15 May 2004 or, if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(b) A member entitled to attend and vote at the annual general meeting may appoint a proxy (who need not be a member of the Company) to attend and, on a poll, to vote on his or her behalf. In order to be valid an appointment of proxy must be returned by one of the following methods:

- in hard copy form by post, by courier or by hand to the Company's registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time of the meeting; or
- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

To appoint a proxy or to give or amend an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID RA10) by not later than 11.00 am on 15 May, 2004. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. After this time any change of instructions to a proxy appointed through CREST should be communicated to the proxy by other means. CREST Personal Members or other CREST Sponsored Members, and those CREST Members who have appointed voting service provider(s), should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(c) The following documents are available for inspection during normal business hours on any weekday at the Company's registered office at Greenside House, 50 Station Road, Wood Green, London N22 7TP until the conclusion of the Annual General Meeting. They will also be available for inspection at the New Connaught Rooms on 17 May 2004 for at least fifteen minutes prior to and until the conclusion of the Annual General Meeting.

(i) the register of directors' interests;

(ii) copies of the service contracts between the Company and the executive directors and the terms of appointment of non executive directors;

(iii) the biographies of directors seeking re-election;

(iv) the Articles of Association;

(v) the 2004 Senior Management Operating Bonus Scheme;

(vi) the William Hill Executive Director Incentive Plan;

(vii) the William Hill Long Term Incentive Plan; and

(viii) the William Hill SAYE Share Option Schemes.

William HILL

Key dates

- Record date for final dividend – 7 May, 2004
- Annual General Meeting – 17 May, 2004
- Payment date for final dividend – 3 June, 2004
- Date of announcement of interim results – 6 September, 2004
- Payment date of interim dividend – 2 December, 2004

Internet Betting

Racing/Sports: www.williamhill.co.uk
Mobile Internet: www.williamhill.co.uk/wap/
On-line Casino: www.williamhillcasino.com
On-line Poker: www.williamhillpoker.com

Telephone Betting

Debit: 0800 44 40 40
Credit: 0800 289 892

Retail Betting

Nearly 1600 shops throughout the UK
Customer Helpline: 0875 18 17 15

Corporate Website

www.williamhillplc.co.uk

William Hill PLC
Registered Office: Greenside House, 50 Station Road, Wood Green, London N22 7TP
Tel: 020 8918 3600 Fax: 020 8918 3775
Reg. No. 4212563 England